

2022 ANNUAL REPORT

Byline Bancorp, Inc.™

It is hard to overstate the global upheaval that has occurred over the past three years: a pandemic, the fastest and deepest U.S. economic contraction in recent memory, supply chain disruptions, sustained inflation, a war in Ukraine, and rising interest rates.

Despite these challenges, in many ways, 2022 felt like the start of a post-pandemic era for the world and for Byline Bank.

The efficacy of our diversified business model and exemplary team has never been more evident.

In 2022, we introduced a new strategic plan, achieved record performance and delivered strong results for our stockholders. We are energized to carry this momentum forward.

In the five years since becoming a publicly traded company, our franchise has remained committed to being the preeminent commercial bank our customers deserve. We have focused on expanding our solutions and product offerings, improving our efficiency, and investing in our people and technology to help produce consistent results for our customers and stockholders. We are proud to have executed well against the goals—including the mix between organic and acquisition growth—we outlined at the time of our IPO in 2017.

We are pleased with our 2022 financial results and how our team demonstrated agility and persistence in a highly dynamic environment. Our profitability remained solid throughout the year; we reported $88.0 million in net income for 2022, or $2.34 per diluted share on revenue* of $322.6 million. We retained a strong capital position that allowed us to return a total of $30.8 million to stockholders in the form of dividends and stock buybacks.

We are pleased with our 2022 financial results and how our team demonstrated agility and persistence in a highly dynamic environment.

We closed 2022 with $7.4 billion in total assets, up 10% from the prior year. We reported solid pre-tax pre-provision return on average assets (ROAA)* of 1.97%, ROAA of 1.25%, return on average tangible common stockholders' equity* of 15.15% and were able to grow our deposits 10.5% to $5.7 billion. Loans and leases grew 19.5% to $5.4 billion, and our credit quality remained stable with NCOs of 0.23%, down 14 basis points from the previous year. We maintained strong capital ratios with a CET1 at 10.2%, total capital of 13.0% and TCE/TA* at 8.4%.



$88.0M
in net income



$30.8M
to stockholders through dividends and stock buybacks



$7.4B
in total assets
↑ 10% YoY

*Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in our 2022 Form 10-K for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measures.

Banking Done Right

Helping our customers navigate uncertain times has been our dedicated focus.

In 2020 and 2021, we helped customers navigate the effects of the pandemic. Throughout 2022, we advised and assisted them in an environment of high inflation and rising interest rates.

ORGANIC GROWTH OF COMMERCIAL AND RETAIL DEPOSITS

Our local presence and our scale are essential to the continued growth of our deposit base, and small businesses are a significant source of low-cost deposits that represent opportunities for future growth. In 2022, commercial deposits accounted for 48.9% of our total deposits and 76.0% of non-interest-bearing deposits.

We consider our core deposits—defined as all deposits except time deposits exceeding $100,000—to be our primary and most valuable funding source. Byline had $5.7 billion in deposits as of December 31, 2022, and core deposits represented 92.7% of our total deposits. Our average cost of deposits was 0.36% for the year.

LOAN AND LEASE GROWTH

Byline's ability to originate loans and leases across a range of industries and product types helps us maintain a diversified portfolio. Our mix of commercial and industrial loans, leasing, government-guaranteed loans and real estate loans allows us to efficiently manage our credit exposures and capitalize on more lending opportunities.



As of December 31, 2022

We are the right size bank to support small-to-medium businesses.

COMMERCIAL AND INDUSTRIAL (C&I) FOCUS

C&I is a customer segment Byline is uniquely positioned to serve well. We are the right size bank to support small-to-medium businesses. We are small enough to make this segment the focus of our commercial lending activity while being large enough to offer these businesses the product sophistication and capabilities they need to compete in today's marketplace. As of December 31, 2022, Byline's C&I group managed a portfolio of $2.2 billion in loans outstanding.

STRATEGIC GROWTH THROUGH ACQUISITION

Byline continues to explore opportunities for organic and acquisition growth in our primary and adjacent market areas. We have successfully completed a number of strategic acquisitions since our recapitalization in 2013, and we continued that trend in 2022 with the announcement of our planned merger with Inland Bancorp, Inc. As we look to the future, our strategy continues to be about finding the right partners in complementary markets that share our core values and offer long-term value for our stockholders.



DEPOSIT PORTFOLIO

- **10%** Interest Checking
- **16%** Time
- **38%** Non-Interest-Bearing
- **36%** MMDA & Savings



LOAN AND LEASE PORTFOLIO

- **8%** C&D
- **9%** Residential
- **10%** Leases
- **35%** Commercial Real Estate
- **38%** Commercial & Industrial

As of December 31, 2022

Our Most Important Asset

At Byline, we believe in being the bank our customers deserve, which, as embodied in our name, means taking ownership, initiative, action and responsibility for what we do.

Our business is about people: our customers and our employees. We seek to help our customers build, make and do—none of which would be possible without our employees. Our premier core value, reflected in our "Things That Matter," is our people. We believe one of the biggest differentiators of our performance is our team. Attracting, retaining and developing the right talent is critical to the success of our long-term strategy.

Our board of directors oversees our corporate strategy and sets the tone for our culture, values and high ethical standards and, through its committees, holds management accountable for results. Beginning in 2020, the board expanded the scope of

our Compensation Committee beyond its traditional compensation-focused role to include oversight of all human capital management efforts within Byline. The Compensation Committee reviews matters related to human capital management. These include company culture; talent development; diversity, equity and inclusion; and, along with the Governance and Nominating Committee, environmental, social and governance matters.

Our employee resource groups (ERGs) were formed to support development, engagement and inclusion across the organization. These ERGs include Women Empowered by Byline, Latinx, Black, Asian and LGBTQ+. We held 27 ERG events in 2022 with over 800 total attendees.



WORKFORCE

Overall Diversity* **73%**

46%

62%

EXECUTIVE LEADERSHIP

Overall Diversity* **64%**

36%

43%

BOARD OF DIRECTORS

Overall Diversity* **75%**

25%

63%

● % RACIALLY/ETHNICALLY DIVERSE ● % WOMEN

*Defined as gender and racial/ethnic diversity, as disclosed. Data as of December 31, 2022. See full definitions of four key areas in our 2022 Form 10-K.

SUPPORTING THE COMMUNITIES WE SERVE

Supporting the communities in which we live and work remains central to who we are. In addition to providing financing to promote economic development in the neighborhoods we serve, our grants and sponsorships have funded education programs, childcare, health and other social services for low- and moderate-income individuals. Another way we support our communities is by providing employees paid time off for Community Reinvestment Act (CRA)-related volunteering with community-based organizations. Throughout the year, our employees make a positive impact in their local communities and have found a multitude of special ways to volunteer.



Byline employees at a few of our 2022 events.

 **$60 million+**

in total community development investments

 **45**

community development grants

 **$70 million+**

in community development loans

 **1,700**

CRA volunteer hours

 **157**

financial literacy sessions

 **$680,000+**

in grants, donations and sponsorships

 **9th**

consecutive year as top SBA lender for Illinois and Wisconsin

Data as of December 31, 2022.

Forward Momentum in an Evolving Landscape

With careful optimism, we look ahead to 2023.

We expect loan and lease growth to continue, albeit not at the rate we experienced in 2022, and expect to organically grow the franchise, add additional banking talent and complete the merger with Inland Bancorp, Inc. That said, we maintain a disciplined awareness of the everchanging economic and market conditions.

We believe Byline is well-positioned to manage through periods of market stress. Our highly experienced management team and board of directors have helped us to build and maintain a strong balance sheet and good governance in all areas of our institution. Our capital position and diversified loan portfolio and deposit franchise have always been instrumental to Byline's success. Our diversification also extends across market segments (business and consumer), industries and the breadth of customers we serve. As such, we stand ready to support our customers and communities now, and well into the future.

We are excited about the opportunities our pending merger with Inland Bancorp, Inc., and its wholly owned bank subsidiary, Inland Bank and Trust, open up for us, and the potential to further enhance the value of our franchise. We expect Inland Bank and Trust will provide us with approximately $1 billion in core deposits and allow us to expand our reach and gain robust synergy in the Chicago metropolitan area, with little to no market coverage overlap.

We are making good progress in moving the merger forward and have begun executing our integration playbook. Completion of the transaction is subject to regulatory approvals, the approval of Inland Bancorp's stockholders, and the satisfaction of certain other closing conditions. We expect the merger to close on or about June 1, 2023. Completing the integration and ensuring a smooth transition for customers and colleagues is a top priority this year.

Our strategy and priorities remain consistent. We seek to continue growing our franchise while maintaining credit and pricing discipline. Given the level of uncertainty in the macro environment, we expect to pay particular attention to credit, earnings and capital to invest in the franchise and take advantage of opportunities that should arise, both on the talent front and with respect to M&A.

Our goals are straightforward. We will focus on adding value for our customers and stockholders and making the necessary investments to achieve long-term success—and we seek to do it simply, efficiently and effectively. We believe we are well-positioned to accelerate our growth and are confident in our strong team to make it happen. We have a bright future ahead of us. Thank you for investing in us and joining us as we move forward together.



Roberto R. Herencia
Executive Chairman and Chief Executive Officer
Byline Bancorp, Inc.



Alberto J. Paracchini
President and Chief Executive Officer
Byline Bank

2022 Financial Highlights

NET INCOME
In Millions



DILUTED EARNINGS PER COMMON SHARE



DIVIDENDS DECLARED PER COMMON SHARE



RETURN ON AVERAGE ASSETS



RETURN ON AVERAGE STOCKHOLDERS' EQUITY



DIVIDEND PAYOUT RATIO



NET INTEREST MARGIN



EFFICIENCY RATIO[4]



COMMON EQUITY TIER 1 CAPITAL
In Millions



AVERAGE ASSETS
In Billions



AVERAGE STOCKHOLDERS' EQUITY
In Millions



TOTAL RISK-BASED CAPITAL
In Millions



[4]Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in our 2021 Form 10-K for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measures.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ''may'', ''might'', ''should'', ''could'', ''predict'', ''potential'', ''believe'', ''expect'', ''continue'', ''will'', ''anticipate'', ''seek'', ''estimate'', ''intend'', ''plan'', ''projection'', ''would'', ''annualized'', "target" and ''outlook'', or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline's future results are identified in its Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in its Annual Report on Form 10-K, for the year ended December 31, 2022. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws.

Non-GAAP Financial Measures

This communication contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, management acknowledges that our non-GAAP financial measures have a number of limitations. As such, these disclosures should not be viewed as a substitute for results determined in accordance with GAAP financial measures that we and other companies use. Management also uses these measures for peer comparison. See "Selected Financial Data – GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" included in Item 7 of our 2022 Annual Report on Form 10-K for a reconciliation of the non-GAAP financial measures to the comparable GAAP financial measures.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     FOR THE TRANSITION PERIOD FROM   TO
Commission File Number 001-38139



Byline Bancorp, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**36-3012593**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
180 North LaSalle Street, Suite 300	
Chicago, IL	**60601**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (773) 244-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	BY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the Registrant's common stock on the New York Stock Exchange on June 30, 2022, was approximately $581,838,457.

The number of shares of Registrant's common stock outstanding as of March 1, 2023 was 37,717,499.

Portions of the Registrant's Definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders, scheduled to be held on June 6, 2023, are incorporated by reference into Part III of this Report.

Auditor Firm Id: 659	Auditor Name: Moss Adams LLP	Auditor Location: Portland, Oregon, United States of America

Table of Contents

		Page
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	20
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	31
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	[Reserved]	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 8.	Financial Statements and Supplementary Data	63
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	125
Item 9A.	Controls and Procedures	125
Item 9B.	Other Information	125
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	125
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	125
Item 11.	Executive Compensation	126
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	126
Item 13.	Certain Relationships and Related Transactions, and Director Independence	127
Item 14.	Principal Accounting Fees and Services	127
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	128
Item 16.	Form 10-K Summary	129
	Signatures	130

Special Note Regarding Forward-Looking Statements

Statements contained in this Annual Report on Form 10-K and in other documents we file with or furnish to the Securities and Exchange Commission ("SEC") that are not historical facts may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "expects," "can," "could," "may," "predicts," "potential," "opportunity," "should," "will," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "seeks," "intends" and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in such statements, and are not guarantees of future results or other events or performance. Readers are cautioned not to place undue reliance on such statements.

Our ability to predict results or the actual effects of future plans, strategies or events is inherently uncertain. Factors which could cause actual results or conditions to differ materially from those reflected in forward-looking statements include:

- uncertainty regarding domestic, foreign, and geopolitical developments and the United States and global economic outlook that may impact market conditions or affect demand for certain banking products and services, and the impact on our customers, which could impair the ability of our borrowers to repay outstanding loans and leases, impair collateral values and further increase our allowance for credit losses - loans and leases, as well as result in possible asset impairment charges;

- unforeseen credit quality problems or changing economic conditions that could result in charge-offs greater than we have anticipated in our allowance for credit losses - loans and leases or changes in the value of our investments;

- commercial real estate market conditions in the Chicago metropolitan area and southern Wisconsin;

- deterioration in the financial condition of our borrowers resulting in significant increases in our loan and lease losses and provisions for those losses and other related adverse impacts to our results of operations and financial condition;

- estimates of fair value of certain of our assets and liabilities, which could change in value significantly from period to period;

- competitive pressures in the financial services industry in our market areas relating to both pricing and loan and lease structures, which may impact our growth rate;

- unanticipated developments in pending or prospective loan and/or lease transactions or greater-than-expected paydowns or payoffs of existing loans and leases;

- inaccurate information and assumptions in our analytical and forecasting models used to manage our balance sheet;

- unanticipated changes in monetary policies of the Federal Reserve or significant adjustments in the pace of, or market expectations for, future interest rate changes;

- availability of sufficient and cost-effective sources of liquidity, funding, and capital as and when needed;

- our ability to attract, retain or the loss of key personnel or an inability to recruit appropriate talent cost-effectively;

- adverse effects on our information technology systems resulting from failures, human error or cyberattack, including the potential impact of disruptions or security breaches at our third-party service providers, any of which could result in an information or security breach, the disclosure or misuse of confidential or proprietary information, significant legal and financial losses and reputational harm;

- greater-than-anticipated costs to support the growth of our business, including investments in new lines of business, products and services, or technology, process improvements or other infrastructure enhancements, or greater-than-anticipated compliance or regulatory costs and burdens;

- the impact of possible future acquisitions, if any, including the costs and burdens of integration efforts;

- the ability of the Company to receive dividends from Byline Bank;

- legislative or regulatory changes, particularly changes in regulation of financial services companies and/or the products and services offered by financial services companies;

- changes in Small Business Administration ("SBA") and U.S. Department of Agriculture ("USDA") U.S. government guaranteed lending rules, regulations, loan and lease products and funding limits, including specifically the SBA Section

7(a) program, as well as changes in SBA or USDA standard operating procedures or changes to the status of Byline Bank as an SBA Preferred Lender;

- changes in accounting principles, policies and guidelines applicable to bank holding companies and banking generally;

- the impact of a possible change in the federal or state income tax rates on our deferred tax assets and provision for income tax expense;

- our ability to implement our growth strategy, including via acquisitions;

- the possibility that any of the anticipated benefits of acquisitions will not be realized or will not be realized within the expected time period;

- the risk that the integration of acquisition operations will be materially delayed or will be more costly or difficult than expected;

- the effect of mergers on customer relationships and operating results; and

- other risks detailed from time to time in filings we make with the SEC.

These risks and uncertainties should be considered in evaluating any forward-looking statements, and undue reliance should not be placed on such statements. Additional information concerning the Company, including additional factors and risks that could materially affect our business and financial results, are included herein. See Item 1A. "Risk Factors". Forward-looking statements speak only as of the date they are made. We assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under the federal securities laws.

PART I

Item 1. Business.

General

Byline Bancorp, Inc., headquartered in Chicago, Illinois, is a bank holding company and we conduct all our business activities through our subsidiary, Byline Bank, a full service commercial bank, and Byline Bank's subsidiaries. The words "the Company," "we," "Byline," "our" and "us" refer to Byline Bancorp, Inc. and its consolidated subsidiaries, unless we indicate otherwise.

We offer a broad range of banking products and services to small and medium sized businesses, commercial real estate and financial sponsors and to consumers who generally live or work near our branches. We offer online account opening to consumer and business customers through our website. We also provide trust and wealth management services to our customers. In addition to our traditional commercial banking business, we provide small ticket equipment leasing solutions through Byline Financial Group, a wholly-owned subsidiary of Byline Bank, headquartered in Bannockburn, Illinois with sales offices in Illinois, and sales representatives in Illinois, Michigan, New Jersey, and New York. We participate in U.S. government guaranteed lending programs and originate U.S. government guaranteed loans. Byline Bank was the fifth most active originator of SBA loans in the country and the most active SBA lender in Illinois, and Wisconsin, as reported by the SBA for the fiscal year ended September 30, 2022. As of December 31, 2022, we had consolidated total assets of $7.4 billion, total gross loans and leases outstanding of $5.5 billion, total deposits of $5.7 billion, and total stockholders' equity of $765.8 million.

Strategic growth

As part of our strategic growth plan, we explore potential opportunities for expansion in our primary and adjacent market areas through organic growth and the acquisition of financial institutions, branches, and non-banking organizations.

Organic Growth

We believe our local presence and our scale are essential to the continued growth of our deposit base. Small businesses are a significant source of low-cost deposits and represent opportunities for future growth. We believe our small business customers value our ability to provide convenience and access to local, responsive decision makers. As of December 31, 2022, commercial deposits accounted for 48.5% of total deposits and were 77.5% of non-interest bearing deposits. Commercial accounts generally have higher deposit balances and transaction volumes than individual deposit accounts.

Our ability to originate loans and leases across a range of industries and product types helps us maintain a diversified loan and lease portfolio across various sectors, including commercial and industrial lending, leasing, U.S. government guaranteed loans and real estate loans, allowing us to efficiently manage our credit exposures and capitalize on more lending opportunities. We have also enhanced our product and lending capabilities with the addition of experienced lending teams hired from larger banks.

The following charts outline the composition of our loan and lease and deposit portfolios as of December 31, 2022:


Loan and Lease Portfolio
Leasing 10%
Commercial Real Estate 35%
C&I 38%
C&D 8%
Residential 9%


Deposit Portfolio
Time 16%
Non-Interes Bearing 38%
MMDA & Savings 36%
Interest checking 10%

Acquisitions

Our ability to engage in certain merger or acquisition transactions depends on a number of factors, including opportunities in our market areas, access to capital, our bank regulators' views at the time as to the capital levels, quality of management and our overall financial condition, in addition to their assessment of a variety of other factors, including our compliance with laws and regulations. We have successfully completed a number of strategic acquisitions since our recapitalization in 2013, which include:

Year	Company Acquired
2019	Oak Park River Forest Bankshares, Inc.
2018	First Evanston Bancorp, Inc.
2016	Ridgestone Financial Services, Inc.
2014	Baytree Leasing Company LLC

On November 30, 2022 we announced the execution of an Agreement and Plan of Merger in connection with a proposed acquisition of Inland Bancorp, Inc., a Maryland corporation ("Inland Bancorp"), and Inland Bancorp's wholly owned bank subsidiary, Inland Bank and Trust, an Illinois chartered bank. As of December 31, 2022, Inland Bancorp had $1.2 billion in total assets, $888.7 million of loans, $5.0 million of loans held for sale, and $997.1 million of total deposits. Completion of the transaction is subject to regulatory approvals, the approval of Inland Bancorp's stockholders, and the satisfaction of certain other closing conditions. We expect the acquisition to close in the first half of 2023.

Branch network and distribution channels

The primary market in which we operate is the Chicago metropolitan area, and our 37 branch network in this area is our core distribution channel. We take advantage of our focused footprint and deep-rooted relationships to target local customers with a diversified product offering.

Our local branch network enables us to gather low cost deposits, promote the Byline brand and customer loyalty, originate loans, leases and other products and maintain relationships with our customers through regular community involvement. We believe our branch network is fundamental to our ability to achieve successful customer outreach in line with our culture, which promotes high touch engagement with our customers and proactive solutions.

While our branch network continues to be our primary delivery channel, we understand the evolving banking environment requires digital interaction to keep pace with our customers' needs. We continually perform strategic reviews of our branch network and our existing banking footprint. With technology improvements and changes to customers' banking preferences, we examine branch growth and consolidation potential, customer usage, branch profitability, services provided, markets served and proximity to other locations with a goal of minimizing customer impact and deposit runoff.

Since our recapitalization in June 2013, our branch network has been reduced from 88 to 38, including 13 branches added through acquisition. During 2022 we consolidated six branches within our network with minimal impact on our customer service levels, convenience, and business development capabilities.

We plan to continue to leverage our seasoned management team, the attractive market opportunity in the Chicago metropolitan area, our diversified lending approach and our track record of successfully integrating acquisitions to drive future growth. We believe that having a deep understanding of customers, longstanding ties to the communities in which we operate, a strong market position, and exceptional employees allow us to provide the attention, responsiveness, and customized service our customers seek while offering a diverse range of products to serve a variety of needs.

Segments

We have one reportable segment. Our chief operating decision makers evaluate our business and operations using consolidated information for purposes of allocating resources and assessing performance.

Our Products and Services

We are a full service, commercial bank offering a broad range of deposit products and lending services to small and medium sized businesses, commercial real estate and financial sponsors, and consumers around our 37 branch locations in the Chicago metropolitan area and one branch in Brookfield, Wisconsin. The products and services we offer are described below.

Commercial banking

Commercial banking is a fundamental component of our business. We define commercial banking as lending to small and medium sized businesses, real estate and financial sponsors. We offer a comprehensive range of commercial loan, deposit and treasury management products. Our primary commercial lending groups are described below:

Commercial & Industrial. Our commercial and industrial ("C&I") group focuses on small and lower middle market businesses with up to $100 million of annual revenue and seeks to establish long term relationships. We believe this customer segment is underserved by larger institutions that do not focus on this space, as well as by smaller institutions that lack product sophistication and capabilities. We offer a broad range of lending products including term loans, revolving lines of credit and treasury management products and services. As of December 31, 2022, the C&I group managed a portfolio of $2.2 billion in loans outstanding.

Commercial real estate. Our commercial real estate ("CRE") business focuses on experienced real estate professionals with long track records of performance and access to ample equity capital sources. We believe our specialized expertise and efficient decision making process differentiate us from our competitors. We offer fixed and floating rate term loans, construction financing and revolving lines of credit with a wide range of term options. Our portfolio is broadly diversified by geography and property type including loans secured by multifamily, industrial, retail, and office properties. As of December 31, 2022, the CRE group had $962.7 million in loans outstanding.

Sponsor finance. Our sponsor finance group provides senior secured financing solutions to private equity backed lower middle market companies throughout the U.S. with earnings before interest, tax, depreciation and amortization generally between $2.0 million and $10.0 million. We support the acquisition, recapitalization and growth investment efforts of private equity firms operating in the lower middle market, and we believe our expertise in this niche is unique for a bank our size. As of December 31, 2022, we had $556.6 million in sponsor finance loans outstanding.

Syndications. From time to time, our syndications group seeks to deploy excess liquidity by opportunistically participating in syndicated loans, acquiring whole loans, or purchasing participations from lead banks that have existing relationships with well capitalized and experienced sponsors. We employed this strategy extensively following our recapitalization by leveraging our relationships with local, regional and national lenders as we developed our own lending capabilities and had excess liquidity. Now, with developed lending capabilities, our participation in syndications has decreased and represents a smaller portion of our portfolio. The syndications group targets transactions in the home mortgage, CRE, and C&I categories that provide attractive risk/reward characteristics, and we continue to maintain the ability to sell loan positions to manage credit and specific customer and industry concentrations. As of December 31, 2022, the group had $329.2 million in loan syndications outstanding.

Commercial deposits and treasury management. We also support our business customers with a variety of deposit and treasury management products, along with business transaction accounts. Our comprehensive suite of products includes treasury services, information reporting, fraud management, cash collection, and interest rate derivative products. We believe these tailored products allow us to provide a robust service offering to our customers and to support their day to day funding and risk management needs. These services are provided through multiple points of contact including branch, online, and mobile interfaces.

Small Business Capital. Our U.S. government guaranteed lending business serves small businesses in need of, and qualifying for, SBA and USDA loans (referred to together as "U.S. government guaranteed loans"). We provide SBA lending services throughout the country, with a primary focus on the Midwest, Tennessee, Florida, Texas, Colorado, Utah, and California. We generally sell the government guaranteed portion of SBA and USDA loans into the secondary market while retaining the non-guaranteed portion of the loan and the servicing rights. This allows us to realize one time gain on sale income along with a recurring servicing and interest revenue stream. In addition to the business development officers who we rely on to generate new business, we also have a dedicated servicing, portfolio management and workout staff with specialized expertise in U.S. government guaranteed loans. As of December 31, 2022, total loans and leases included the guaranteed amount of U.S. government guaranteed loans of $123.2 million. The total unpaid principal balances of SBA and USDA loans serviced for others was $1.7 billion at December 31, 2022.

Retail deposits

We offer customers traditional retail deposit products through our branch network, consumer and business online account opening through our website, and customer access to their accounts through online and mobile banking platforms. The wide variety of deposit products we offer include non-interest-bearing accounts, money market demand accounts, savings accounts, interest-bearing checking accounts and time deposits with maturities ranging from seven days to five years. We consider our core deposits, defined as all deposits except time deposits exceeding $100,000, to be our primary and most valuable funding source. As of December 31, 2022, core deposits represented 92.7% of our total deposits. In addition to these products, we offer ATM and debit cards as well as online, mobile, and text banking. We strive to retain an attractive deposit mix from both large and small customers as well as a broad market reach, which has resulted in our top 50 customers accounting for approximately 12% of all deposits as of December 31, 2022. Our bankers are incentivized to acquire and maintain quality core deposits as we depend on these deposits to fund the majority of our loans and leases. We believe that our long standing and high quality relationships with our depositors who provide us with long term funding are due to the convenience and dedicated service we offer. We leverage our expansive branch locations and deep network of customer relationships in the Chicago metropolitan area to provide both low cost funding sources for our lending business and deposit related fee income. We had $5.7 billion of deposits at December 31, 2022, and our average cost of deposits was 0.36% for the year ended December 31, 2022.

Small ticket equipment leasing

Through our Bank's subsidiary, Byline Financial Group ("BFG"), we provide financing solutions for equipment vendors and their end users. The vertical markets served by our equipment vendors specialize primarily in healthcare, manufacturing, technology, materials handlings, small equipment construction, specialty vehicles and energy efficiency. The end users (i.e., our lessees and borrowers) are primarily physician group practices, other healthcare related entities, manufacturers, retailers, veterinarians, and wholesalers. The average lease size at origination for BFG for the year ended December 31, 2022 was approximately $72,000. Our sales team originates leases throughout the country, and we have lessees in nearly every state. As of December 31, 2022, BFG had $524.0 million in leases outstanding with a weighted average life of approximately 3.5 years.

Trust and wealth management

We provide investment, trust and wealth management services to our customers, such as foundations and endowments and high net worth individuals, which include fiduciary and executor services, financial planning solutions, investment advisory services, and private banking services. These services are provided through credentialed investment, legal, tax, and wealth management professionals who identify opportunities and provide services tailored to our customers' goals and objectives. Assets under administration were $548.7 million as of December 31, 2022.

Competition

The financial services industry is highly competitive as we compete for loans, leases, deposits and customer relationships within and outside of our markets. Competition involves efforts to retain current customers, make new loans and leases, obtain new deposits, increase the scope and sophistication of services offered, the availability, ease of use, and range of banking services provided on the internet and through mobile devices, and offer competitive interest rates paid on deposits and charged on loans and leases. We face competition not only from other financial holding companies and commercial banks, but also from internet banks, savings and loan associations, FinTech companies, credit unions, trust and wealth management providers, and other providers of financial services and products. Competition is generally based on the variety, rates and terms of products and services offered to customers and the performance of funds under management.

Human Capital

At Byline, we are a bank that believes in putting our name behind everything we do and we're here to roll up our sleeves and help our customers write their stories. Our #1 core value, reflected in our "Things That Matter," is our People, all of whom are encouraged to live out a shared purpose of making people's lives better, helping businesses thrive, and strengthening the communities we serve. We believe purpose driven leadership facilitates progress in achieving a diverse and inclusive workforce and in driving performance. We are dedicated to attracting, retaining, and developing top talent to accomplish our long-term strategy which is critical to our success.

Governance and Oversight

Our Board of Directors and executive management team are committed to executing on our long-term vision. Our Board members are accomplished leaders from diverse backgrounds, bringing the perspectives, skills, and experience necessary to use independent judgment that will effectively challenge and drive continued success. Our Board members oversee our corporate strategy and sets the tone for our culture, values and high ethical standards, and**,** through its Committees, holds management accountable for results.

Beginning in 2020, the Board expanded the scope of our Compensation Committee beyond its traditional compensation focused role to include oversight of Byline's human capital management efforts. The Compensation Committee reviews and monitors matters related to human capital management, including Company culture, talent development, diversity, equity and inclusion ("DEI") programs and initiatives and other environmental, social, and governance ("ESG") matters.

Diversity, Equity and Inclusion

To facilitate talent attraction, development and retention across our franchise, we strive to make Byline a diverse, inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, health and welfare programs. Our key programs and initiatives that are focused to attract, develop and retain our diverse workforce include:

- The DEI Council**,** made up of three senior executives and 16 employees with representation across all business units, is the foundation and catalyst for honoring our employees, engaging our customers and community, creating a great place to work, and ultimately driving business success led by our executive team.

- We pledge to create an environment where every employee can bring their authentic self to work and knows that their background, ethnicity, experiences, perspective, and contributions serve to strengthen us, and where growth opportunities exist at all levels.

- For our customers and community, we seek to demonstrate through our actions our commitment to being better together through community development loans and investments, community service, grants, donations, and sponsorships.

- We seek to leverage our current diverse workforce and prominent community outreach efforts to further define and enhance our DEI focus in four key areas:

  - Workforce – Promoting representation at all levels and in all areas and business lines of the Bank, with attention on recruiting and developing diverse talent and focusing on engagement and employee recognition.

  - Workplace – Creating a culture where everyone brings their authentic self to work and knows that their unique background, ethnicity, experiences, perspective, and contribution serve to strengthen the Bank.

o   Community – Building meaningful, supportive relationships in the communities we work.

o   Marketplace – Provide greater accessibility to banking products, services, and financial education to minority owned small businesses, including in low and moderate income areas.

Our employee resource groups ("ERG") were formed to support development, engagement and inclusion across the organization. These ERGs include: Women Empowered by Byline, Lantinx, Black, Asian and LGBTQ+. We held 27 ERG events during 2022 with over 800 total attendees.

We embrace the broad spectrum of differences every person brings to our team. Overall diversity is measured as all females and males who are racially or ethnically diverse. Our diversity metrics for 2022 are as follows:

	Female	Male	Racial/Ethnic	Overall Diversity
Workforce	62%	38%	46%	73%
Executive Leadership	43%	57%	36%	64%
Board of Directors	25%	75%	63%	75%

Initiatives Supporting Physical, Emotional, Financial and Social Wellbeing

We believe our compensation strategy supports our core principles and provides every employee with a competitive compensation package that fairly reflects their individual contributions to Byline. We offer a compensation package which includes base pay, short-term incentives (annual cash bonuses, commissions plans, and referral incentives) and long-term incentives (equity-based compensation) for applicable roles. Our approach to compensation is driven by internal and external equity which seeks to ensure our compensation elements are competitive and market driven. Our compensation programs are structured to: (1) deliver competitive compensation under a disciplined and objective structure; (2) establish target pay at market competitive levels; and (3) provide short-term incentive opportunities to employees who impact department and business results. Over the past year we have taken several steps to seek to ensure market competitiveness, including raising the starting wage of all employees to at least $18/hour, providing higher than average salary adjustments and including additional personnel in our incentive programs. In addition, we have implemented a job architecture and paygrade structure that has been communicated to all employees.

Benefits that include comprehensive health, life, and disability coverage that are funded, in whole or in part, by the Company include:

- Savings and retirement planning resources through our 401(k) program

- Employee Stock Purchase Plan

- Tuition reimbursement benefits

- Student loan repayment program

- Adoption assistance

- Access to employee assistance plans to help with financial planning, mental health and wellbeing, and personal, family and life issues

- Paid parental leave programs

- Remote work arrangements

- Paid time off policies

Development Opportunities

We recognize the critical importance of providing career development and advancement opportunities for all employees. Accordingly, we provide a variety of formal and informal development opportunities to help employees grow in their current roles and build new skills. During 2022, we continued our focus on development by holding all managers accountable for setting goals, having frequent career development conversations, providing regular coaching and feedback, and recognizing accomplishments of all employees. We introduced resources that allow managers to conduct career conversations based on the desires of the employees and create development opportunities to take on new roles and assignments across the bank. We continued our investment in both leader and manager development in 2022 with a new management program and will continue to invest in these programs in 2023 and beyond.

The 2022 performance management process included the addition of four behavioral competencies expected of all Byline employees that are aligned with our values and our strategic plan: Valuing Differences, Collaborating for Results, Delivering Customer Focused Solutions, and Continuous Improvement. Each employee received feedback and education on these competencies throughout our performance management process and we will create greater accountability in 2023 and beyond.

We strive to optimally deploy existing talent across Byline by focusing on where our employees excel and helping them find their best roles. We believe one example of our success in this effort is our ability to fill vacancies from within. During 2022, 20% of our job postings were filled internally.

We encourage our team members to pursue educational opportunities that will help improve job performance and professional development. Our tuition reimbursement and student loan repayment programs have helped to further this goal for many of our employees. We also support employees in obtaining certifications and taking approved educational courses to support their job and expand their skills.

Talent development is also a key part of our succession planning for executive management. Our Board of Directors oversees the succession planning for executive management on an annual basis. Key development needs are identified through formalized assessments for leadership, business, and executive role-based skills, and collaborative talent review and feedback sessions.

Employee Recognition and Engagement

- We conduct an annual employee engagement survey with over 90% participation and continue to see strong improvements in employee engagement year-over-year.

- We focus on communication with employees and managers through monthly manager forums, quarterly all employee calls, and business unit town hall meetings. These meetings focus on delivering information on business metrics, but also key information for operating, recognition and engagement.

- We focus on work-life balance and flexibility with over 60% of our non-Retail branch employees on a hybrid work schedule and over 36% working fully remote.

- We provide everyday recognition that celebrates employees living our core values, or "Things That Matter".

- Our annual CEO Circle Awards highlight our employees who have demonstrated extraordinary performance during the year and exemplify our values.

Community and Social Impact

We are committed to helping the local communities in which we live and work, grow and thrive, today and into the future. One way we seek to do this is by providing employees paid time off to participate in community-based volunteer programs. Throughout the year, employees make a positive impact in their local communities and have found a multitude of special ways to volunteer and give back. During 2022, Byline made and/or supported:

- Community development investments totaling $60.4 million.

- 45 community development grants

- Over $70 million in community development loans

- 1,700 CRA volunteer hours

- 157 financial literacy sessions

- Over $680,000 in grants, donations and sponsorships

- Top SBA lender for Illinois and Wisconsin for the 9th consecutive year

Human Capital Metrics

As of December 31, 2022, we had 977 employees (948 full time, and 29 part time) in locations primarily across the Chicagoland and greater Milwaukee, Wisconsin areas. Our employees are not represented by a collective bargaining agreement. We consider our relationship with our employees to be good. The average tenure of our employees is seven years. During 2022, our employee voluntary attrition rate was 15%, which, although lower year-over-year, remains higher than the abnormally low attrition prior to and during the pandemic in 2019 and 2020. During 2022, we hired 202 new employees into the Bank – with 46% being hired into our customer-facing retail branches, and 54% into other key areas across the Bank. We believe we have a strong bench of talent and are attracting experienced bankers from larger regional banks as a result of continued market disruption.

Fair Employment Practices

Byline Bank is proud to be committed to maintaining a diverse workforce and an inclusive work environment. We are an Equal Opportunity / Affirmative Action employer. All qualified applicants will receive consideration for employment without regard to their actual or perceived race, color, religion, national origin, ancestry, marital or civil union status, sex, gender, pregnancy, age, citizenship status, disability, military or veteran status, gender identity, expression or preference, sexual orientation, genetic information, order of protection status or any other characteristic protected by law. We are committed to providing reasonable accommodations for qualified individuals with disabilities and disabled veterans in our job application procedures. At Byline, our hiring decisions are based on merit, qualifications, and business needs.

Discrimination & Sexual Harassment in the Workplace

Byline Bank prohibits any form of unlawful discrimination, sexual harassment or other forms of harassment in the workplace. We believe that our employees should be able to work in an atmosphere free from all forms of harassment. Our policies regarding equal employment opportunity, discrimination, sexual harassment, and harassment are included in our Employee Handbook. All employees are required to review and acknowledge these policies in our Handbook annually. In addition, all employees are required to complete training regarding workplace discrimination, sexual harassment, and other forms of harassment annually. In addition to these training programs, managers are required to complete training annually for unconscious bias and interviewing job candidates.

For additional information, please see our definitive proxy statement for our 2023 Annual Meeting of Stockholders, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Corporate Information

Our principal executive offices are located at 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, and our telephone number at that address is (773) 244-7000. Our website address is www.bylinebancorp.com. We make available at this address, under the "Investor Relations" tab, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. These filings are also available on the SEC's website at www.sec.gov. The contents of our website are not incorporated by reference into this report.

Supervision and Regulation

We and our subsidiaries are subject to extensive regulation under federal and state banking laws that establish a comprehensive framework for our operations. This framework may materially affect our growth potential and financial performance and is intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors. Significant elements of the statutes, regulations and policies applicable to us and our subsidiaries are described below.

Regulatory Agencies

We are a bank holding company under the Bank Holding Company ("BHC") Act. Consequently, we and our subsidiaries are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The BHC Act provides generally for "umbrella" regulation of bank holding companies and functional regulation of holding company subsidiaries by applicable regulatory agencies. Byline Bank, our bank subsidiary, is a Federal Deposit Insurance Corporation ("FDIC") insured commercial bank chartered under the laws of Illinois. Our bank is not a member of the FRB. Consequently, the FDIC and the Illinois Department of Financial and Professional Regulation ("IDFPR") are the primary regulators of our bank and also regulate our bank's subsidiaries. As the owner of an Illinois-chartered bank, we are also subject to supervision and examination by the IDFPR. We are also subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act as administered by the SEC, and the rules adopted by the New York Stock Exchange (the "NYSE") applicable to NYSE listed companies.

Permissible Activities for Bank Holding Companies

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the FRB has determined to be so closely related to banking as to be a proper incident thereto, which include certain activities relating to extending credit or acting as an investment or financial advisor. We currently do not conduct any non-banking activities through any non-bank subsidiaries.

Bank holding companies that qualify and elect to be treated as "financial holding companies" may engage in a broader range of additional activities than bank holding companies that are not financial holding companies. In particular, financial holding companies may engage in activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance underwriting and making merchant banking investments. We have not elected to be treated as a financial holding company and currently have no plans to make a financial holding company election.

The FRB has the power to order any bank holding company or any of its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Permissible Activities for Banks

As an Illinois-chartered commercial bank, our bank's business is subject to extensive supervision and regulation by state and federal bank regulatory agencies. Our business is generally limited to activities permitted by Illinois law and any applicable federal laws. Under the Illinois Banking Act, our bank may generally engage in all usual banking activities, including, among other things, accepting deposits; lending money on personal and real estate security; issuing letters of credit; buying, discounting, and negotiating promissory notes and other forms of indebtedness; buying and selling foreign currency and, subject to certain limitations, certain investment securities; engaging in certain insurance activities and maintaining safe deposit boxes on premises.

Illinois law also imposes restrictions on Byline Bank's activities intended to ensure the safety and soundness of our bank. For example, Byline Bank is restricted under the Illinois Banking Act from investing in certain types of investment securities and is generally limited in the amount of money it can lend to a single borrower or invest in securities issued by a single issuer.

Acquisitions by Bank Holding Companies

The BHC Act, Section 18(c) of the Federal Deposit Insurance Act, popularly known as the "Bank Merger Act", the Illinois Banking Act, the Illinois Bank Holding Company Act and other federal and state statutes regulate acquisitions of commercial banks and other FDIC-insured depository institutions. We must obtain the prior approval of the FRB under the BHC Act before (i) acquiring more than 5% of the voting stock of any FDIC-insured depository institution or other bank holding company (other than directly through our bank), (ii) acquiring all or substantially all of the assets of any bank or bank holding company or (iii) merging or consolidating with any other bank holding company. Under the Bank Merger Act, the prior approval of the FDIC is required for our bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC- insured depository institution or to assume certain liabilities of non-banks. In reviewing applications seeking approval of merger and acquisition transactions, banking regulators consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act of 1977 ("CRA"), the applicant's compliance with fair housing and other consumer protection laws and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause banking regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Dividends

We are a legal entity separate and distinct from Byline Bank and other subsidiaries. As a bank holding company, we are subject to certain restrictions on our ability to pay dividends under applicable banking laws and regulations.

Federal banking regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal banking regulators have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the FRB has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Under the capital rules defined in the Regulatory Capital Requirements section, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 capital attributable to the capital conservation buffer. For more information on these financial measures at the Company and Byline Bank, see Note 20 of the notes to our audited consolidated financial statements contained in Item 8 of this report.

A significant portion of our income, on a stand-alone basis, comes from dividends from our bank, which is also the primary source of our liquidity. In addition to the restrictions discussed previously, our bank is subject to limitations under Illinois law regarding the level of dividends that it may pay to us. Under the Illinois Banking Act, Byline Bank generally may not pay dividends in excess of its net profits. Under these restrictions, Byline Bank could pay aggregate dividends of approximately $126.9 million to us without obtaining affirmative regulatory approvals as of December 31, 2022.

Transactions with Affiliates and Insiders

Transactions between our bank and its subsidiaries, on the one hand, and us or any other subsidiary, on the other hand, are regulated under Sections 23A and 23B of the Federal Reserve Act. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Byline Bank with, or for the benefit of, its affiliates. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which our bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of our bank's capital stock and surplus, limits the aggregate amount of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and requires those transactions to be on terms at least as favorable to our bank as if the transaction were conducted with an unaffiliated third-party. Covered transactions are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the FRB) from the affiliate, certain derivative transactions with an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, any credit transactions with any affiliate must be secured by designated amounts of specified collateral.

Federal law also limits our bank's authority to extend credit to its insiders, which is defined under applicable law to include its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate. In addition, we have certain stockholders who are foreign nationals, and we and these foreign national stockholders have entered into commitments with the FRB that restrict our ability to engage in certain business transactions without the consent of the FRB.

Source of Strength

FRB policy and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, we are expected to commit resources to support Byline Bank, including at times when we may not be in a financial position to provide such resources, and it may not be in our, or our stockholders' or creditors', best interests to do so. In addition, any capital loans we make to our bank are subordinate in right of payment to depositors and to certain other indebtedness of our bank. In the event of our bankruptcy, any commitment by us to a federal banking regulatory agency to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Regulatory Capital Requirements

The FRB monitors the capital adequacy of our holding company on a consolidated basis, and the FDIC and the IDFPR monitor the capital adequacy of our bank. The banking regulators use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy. The risk-based capital guidelines applicable to us and our bank are based on the Basel Committee's December 2010 final capital framework for strengthening international capital standards, known as Basel III, as implemented by the federal banking regulators, as well as various other rules implemented by the federal banking regulators as described below. The risk-based guidelines are intended to make regulatory capital requirements sensitive to differences in credit and market risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets.

The Capital Rules. Over the past several years, the federal banking regulators have adopted a number of final rules, which we refer to as the Capital Rules, implementing Basel III, various provisions of the Dodd-Frank Act, various provisions of the Economic Growth Regulatory Relief and Consumer Protection Act (the "Consumer Protection Act") and certain other statutory and regulatory provisions relating to capital requirements . The Capital Rules, among other things, (i) include a capital measure called "Common Equity Tier 1" ("CET1"), (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain revised requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (iv) expand the scope of the deductions/adjustments to capital as compared to prior regulations. The Capital Rules also address risk based capital requirements and risk weights and other issues affecting regulatory capital ratio calculations.

Under the Capital Rules, the minimum capital ratios are (i) 4.5% CET1 to risk-weighted assets, (ii) 6% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets, (iii) 8% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets and (iv) 4% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

The current Capital Rules also include a capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer, which is composed entirely of CET1, is in addition to these minimum risk-weighted asset ratios. The capital conservation buffer is equal to 2.5% of CET1. In addition, the Capital Rules provide for a countercyclical capital buffer applicable only to certain covered institutions. We do not expect the countercyclical capital buffer to be applicable to us or our bank. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

As a result of the fully phased-in capital conservation buffer rule, we and our bank are required to maintain an additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, (iii) 10.5% total capital to risk-weighted assets and (iv) a minimum leverage ratio of 4%.

The Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and have been phased in over the past several years. The Capital Rules also generally preclude certain hybrid securities, such as trust preferred securities, from being counted as Tier 1 capital for most bank holding companies. Bank holding companies such as us who had less than $15 billion in assets as of December 31, 2009 (and who continue to have less than $15 billion in assets) are permitted to include qualifying trust preferred securities issued prior to May 19, 2010 as Additional Tier 1 capital under the Capital Rules, however.

In addition, under the general risk-based Capital Rules, the effects of accumulated other comprehensive income items included in capital were excluded for the purposes of determining regulatory capital ratios. Under the Capital Rules, the effects of certain accumulated other comprehensive income items are not excluded; however, non-advanced approaches banking organizations, including us and Byline Bank, were able to make a one-time permanent election to continue to exclude these items.

The Capital Rules also include a standardized approach for risk weightings of assets that include more risk-sensitive categories compared to previous capital rules. These risk-weighting categories depend on the nature of the assets, generally ranging from 0%, for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

With respect to our bank, the Capital Rules also revised the prompt corrective action regulations pursuant to Section 38 of the Federal Deposit Insurance Act (the "FDIA"). On September 17, 2019, pursuant to the Consumer Protection Act, the federal banking regulators issued a final rule meant to simplify the capital rules for community banks. Under the final rule, most depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets, that have limited amounts of off-balance sheet exposures and trading assets and liabilities, and that have a community bank leverage ratio of greater than 9% would be eligible to opt into a community bank leverage ratio framework beginning on January 1, 2020. Under the final rule, should a qualified community bank or its holding company elect to use the community bank leverage ratio and maintain a community bank leverage ratio of greater than 9% then it would not be subject to other risk-based and leverage capital requirements, including the risk-based capital rules relating to high volatility commercial real estate, mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities, and would be considered to have met the well capitalized ratio requirements for purposes of Section 38 of the Federal Deposit Insurance Act and the generally applicable capital requirements under the federal banking regulators' capital rules. While the community bank leverage ratio framework is available to us and Byline Bank, neither we nor Byline Bank have elected to adopt the community bank leverage ratio framework at this time.

As part of the adoption of ASU 2016-13, the Company has elected to opt into the regulators' joint current expected credit losses ("CECL") transition provision, which allows the Company to phase in the capital impact of the adoption of CECL over the next three years beginning January 1, 2022. Accordingly, capital ratios as of December 31, 2022 reflect 25% of the CECL impact.

Liquidity Regulations

Historically, the regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. One test, referred to as the liquidity coverage ratio, or LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30 day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source.

The federal banking regulators approved final rules implementing the LCR for advanced approaches banking organizations (i.e., banking organizations with $250 billion or more in total consolidated assets or $10 billion or more in total on-balance sheet foreign exposure) and a modified version of the LCR for bank holding companies with at least $50 billion in total consolidated assets that are not advanced approaches banking organizations. Neither of these final versions of the LCR apply to us or our bank. On October 20, 2020, the federal banking regulators also approved a final rule implementing the NSFR that requires certain U.S. banking organizations to ensure that they have access to stable funding over a defined time period. The final rule does not apply to U.S. banking organizations with less than $50 billion in total consolidated assets such as us and Byline Bank.

Prompt Corrective Action Framework

The FDIA also requires the federal banking regulators to take prompt corrective action in respect of depository institutions that fail to meet specified capital requirements. The FDIA establishes five capital categories: "well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". The federal banking regulators are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. The relevant capital measures, which reflect changes under the Capital Rules that became effective on January 1, 2015, are the total capital ratio, the CET1 capital ratio, the Tier 1 capital ratio and the leverage ratio.

A bank will be (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8% or greater and a leverage ratio of 5% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 4% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, a CET1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6% or a leverage ratio of less than 4%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6%, a CET1 capital ratio less than 3%, a Tier 1 risk-based capital ratio of less than 4% or a leverage ratio of less than 3%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2% of average quarterly tangible assets. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of Byline Bank's overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized". An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions and capital distributions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions that are undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well-capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.

As part of the adoption of ASU 2016-13, the Company has elected to opt into the regulators' joint CECL transition provision, which allows the Company to phase in the capital impact of the adoption of CECL over the next three years beginning January 1, 2022. Accordingly, capital ratios as of December 31, 2022 reflect 25% of the CECL impact. As of December 31, 2022, our bank was considered "well capitalized" with a Tier 1 capital ratio of 11.27%, total capital ratio of 12.34%, Tier 1 leverage ratio of 10.67%, and a CET1 capital ratio of 11.27%, as calculated under Basel III. For more information on these financial measures at the Company and Byline Bank, see Note 20 of the notes to our audited consolidated financial statements contained in Item 8 of this report.

Safety and Soundness Standards

The FDIA requires the federal banking agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. The federal banking agencies have adopted the Interagency Guidelines for Establishing Standards for Safety and Soundness. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. These guidelines also prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the banking regulator must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution may be subject under the FDIA. See Item 1. "Business—Supervision and Regulation—Prompt Corrective Action Framework". If an institution fails to comply with such an order, the banking regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Deposit Insurance

FDIC insurance assessments

As an FDIC-insured bank, our bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government.

As an institution with less than $10 billion in assets, our bank's assessment rates are based on the level of risk it poses to the FDIC's deposit insurance fund ("DIF"). Pursuant to changes adopted by the FDIC that were effective July 1, 2016, the initial base rate for deposit insurance is between three and 30 basis points. Total base assessment after possible adjustments now ranges between 1.5 and 40 basis points. For established smaller institutions, like Byline Bank, supervisory ratings are used along with (i) an initial base assessment rate, (ii) an unsecured debt adjustment (which can be positive or negative), and (iii) a brokered deposit adjustment, to calculate a total base assessment rate. We are generally unable to control the amount of deposit insurance assessments that we are required to pay the FDIC. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required.

The limit on FDIC deposit insurance is $250,000. The coverage limit is per depositor, per insured depository institution for each account ownership category. The minimum DIF reserve ratio is 1.35% of estimated insured deposits. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

On October 18, 2022, the FDIC issued a notice of proposed rulemaking, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rates by 2 basis points, beginning with the first quarterly assessment period of 2023. The stated purpose of the increase in deposit insurance assessment rates is to increase the likelihood that the Designated Reserve Ratio ("DRR") of the DIF reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028. The proposed assessment rate schedules would remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2% DRR.

Other assessments

All Illinois state-chartered banks are required to pay supervisory assessments to the IDFPR to fund the operations of that agency. The amount of the assessment is calculated on the basis of Byline Bank's total assets.

The Volcker Rule

The Dodd-Frank Act, pursuant to a statutory provision commonly called the "Volcker Rule", prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The Volcker Rule became effective in July 2015. On July 9, 2019, pursuant to the Consumer Protection Act, the federal banking regulators issued a final rule to exempt community banks that have total assets of $10 billion or less and total consolidated trading assets and liabilities equal to or less than 5% of total consolidated assets from the Volcker Rule. Although we and Byline Bank qualify for exemption under the final rule, the Volcker Rule would not significantly affect the operations of us and our subsidiaries, as we do not have any significant engagement in the businesses covered by the Volcker Rule.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Interstate Branching

Illinois state-chartered banks, such as Byline Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) any state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. However, the Dodd-Frank Act permits well-capitalized and well-managed banks to establish new branches across state lines without these impediments.

Consumer Financial Protection

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the Equal Credit Opportunity Act ("ECOA"), the Fair Credit Reporting Act, the Truth in Lending Act ("TILA"), the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Service Members Civil Relief Act, the Right to Financial Privacy Act, the Telephone Consumer Protection Act, the CAN-SPAM Act, and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, restrict our ability to raise interest rates on extensions of credit and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal banking regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or our prohibition from engaging in such transactions even if approval is not required.

The Consumer Financial Protection Bureau ("CFPB"), has broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws with respect to certain consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations. The CFPB has the authority to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. Although all institutions are subject to rules adopted by the CFPB and examination by the CFPB in conjunction with examinations by the institution's primary federal regulator, the CFPB has primary examination and enforcement authority over banks with assets of $10 billion or more. The FDIC has primary responsibility for examination of our bank and enforcement with respect to various federal consumer protection laws so long as our bank has total consolidated assets of less than $10 billion, and state authorities are responsible for monitoring our compliance with all state consumer laws. The CFPB also has the authority to require reports from institutions with less than $10 billion in assets, such as our bank, to support the CFPB in implementing federal consumer protection laws, supporting examination activities, and assessing and detecting risks to consumers and financial markets.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the TILA and the ECOA.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks including, among other things, the authority to prohibit "unfair, deceptive, or abusive" acts and practices. Abusive acts or practices are defined in the Dodd-Frank Act as those that (1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer's (a) lack of financial savvy, (b) inability to protect herself or himself in the selection or use of consumer financial products or services, or (c) reasonable reliance on a covered entity to act in the consumer's interests. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but it could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Federal Home Loan Bank Membership

Byline Bank is a member of the Federal Home Loan Bank of Chicago ("FHLB"), which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

Ability-To-Pay Rules and Qualified Mortgages

As required by the Dodd-Frank Act, the CFPB issued a series of final rules amending Regulation Z, implementing TILA, which requires mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a residential mortgage loan has a reasonable ability to repay the loan according to its terms. These rules prohibit creditors, such as Byline Bank, from extending residential mortgage loans without regard for the consumer's ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and restrict compensation practices relating to residential mortgage loan origination.

On April 27, 2021, the CFPB issued two new rules that would modify qualified mortgage loan requirements and provide flexibility to banks and other lenders in determining consumers' ability-to-repay. Compliance with these rules was required by October 1, 2022. Byline Bank complies with, and will continue with, all applicable qualified mortgage loan requirements.

Commercial Real Estate Guidance

In December 2015, the federal banking regulators released a statement entitled "Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending" (the "CRE Guidance"). In the CRE Guidance, the federal banking regulators (i) expressed concerns with institutions that ease commercial real estate underwriting standards, (ii) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (iii) indicated that they will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The federal banking regulators previously issued guidance in December 2006, entitled "Interagency Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices", which stated that an institution is potentially exposed to significant commercial real estate concentration risk, and should employ enhanced risk management practices, where (1) total commercial real estate loans represent 300% or more of its total capital and (2) the outstanding balance of such institution's commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

Leveraged Lending Guidance

The federal banking regulators have jointly issued guidance on leveraged lending that updates and replaces prior guidance for leveraged finance activities. The revised leveraged lending guidance describes regulatory expectations for the sound risk management of leveraged lending activities, including the importance for institutions to maintain, among other things, (i) a credit limit and concentration framework consistent with the institution's risk appetite, (ii) underwriting standards that define acceptable leverage levels, (iii) strong pipeline management policies and procedures and (iv) guidelines for conducting periodic portfolio and pipeline stress tests.

Community Reinvestment Act of 1977

Under the CRA, our bank has an obligation, consistent with safe and sound operations, to help meet the credit needs of the market areas where it operates, which includes providing credit to low- and moderate-income individuals and communities. In connection with its examination of our bank, the FDIC is required to assess our bank's compliance with the CRA. Our bank's failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us or our bank, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. Our bank received a rating of "Satisfactory" in its most recently completed CRA examination which is dated August 15, 2022.

On July 20, 2021, the OCC, FDIC and the FRB issued a joint statement committing to work together to strengthen and modernize the CRA rules. On May 5, 2022, the OCC, FDIC and FRB issued an Advanced Notice of Proposed Rulemaking with the goals of (i) expanding access to credit, investment and basic banking services in low- and moderate-income communities, (ii) adapting to changes in the banking industry, including internet and mobile banking, (iii) providing greater clarity, consistency and transparency, (iv) tailoring CRA evaluation and data collection to bank size and type, and (v) maintaining a unified approach. However, these agencies have not yet issued a new proposed rule. At this time, we are unable to determine what impact, if any, potential CRA reform may have on the operations of Byline Bank.

Financial Privacy

The federal banking regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA PATRIOT Act

A major focus of governmental policy on financial institutions in recent years has been combating money laundering and terrorist financing. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, substantially broadened the scope of United States anti money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States in these areas: customer identification programs, money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, currency crimes, and cooperation between financial institutions and law enforcement authorities. The U.S. Treasury Department's Financial Crimes Enforcement Network ("FinCEN"), among other federal agencies, also promulgates rules and regulations regarding the USA PATRIOT Act with which financial institutions are required to comply. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and significant civil money penalties against institutions found to be violating these obligations and have in some cases brought criminal actions against some institutions for these types of violations.

On January 1, 2021, Congress passed the Corporate Transparency Act as part of the National Defense Authorization Act, which enacted the most significant overhaul of the anti-money laundering laws since the USA PATRIOT Act. Notable amendments include (i) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, limited liability company, or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which will be maintained by FinCEN and made available upon request to financial institutions); (ii) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful prosecution of violations of the anti-money laundering laws in any judicial or administrative action brought by the Secretary of the Treasury or the U.S. Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30% of the monetary sanctions collected and will receive increased protections; (iii) increased penalties for violations of anti-money laundering laws and regulations; (iv) improvements to existing information sharing provisions that permit financial institutions to share information relating to suspicious activity reports with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (v) expanded duties and enforcement powers for FinCEN. Many of the amendments, including those with respect to beneficial ownership, require FinCEN to promulgate rules. On September 29, 2022, FinCEN finalized the first of three proposed rules to implement changes to the beneficial ownership requirements and related amendments set forth in the Corporate Transparency Act. The final rule prescribes which corporate entities created in or registered to do business in the U.S. will be required to report beneficial ownership information directly to FinCEN. The rule is effective and compliance is required on January 1, 2024. On December 15, 2022, FinCEN issued a second proposed rule to establish and manage access to beneficial ownership information that FinCEN will collect and maintain once all three rules are finalized. At this time, due to the fact that two of the proposed rules have not yet been finalized and issued, respectively, we are unable to determine what impact, if any, the finalized rules may have on the operations of Byline Bank.

Office of Foreign Assets Control Regulation

The U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, under authority of various laws, administers and enforces economic and trade sanctions against targeted foreign countries and regimes, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We and our bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences and could result in civil money penalties imposed on the institution by OFAC. Failure to comply with these sanctions could also cause applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyberattack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyberattack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal regulators finalized a rule concerning notification requirements for banks related to significant computer security incidents. Under the final rule, a bank or its bank holding company is required to notify its applicable federal banking regulators within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the organization, or impact the stability of the financial sector. The rule was effective April 1, 2022 and compliance was required by May 1, 2022.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding the strength of our defensive measures, the threat from cyberattacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to-date we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

Information About Our Executive Officers

The following list sets forth the name, current age, principal position and recent business experience of each of our executive officers:

Thomas Abraham, 57, became President of Byline Bank's Small Business Capital ("SBC") line of business in May 2019. Mr. Abraham previously served as Senior Vice President, SBA Sales Manager of SBC since October 2016.

John M. Barkidjija, 59 became Executive Vice President and Head of Commercial Real Estate and Specialty Finance of Byline Bank in January 2019. Mr. Barkidjija previously served as Senior Vice President, Group Head, Commercial Real Estate of Byline Bank since January 2014.

Thomas J. Bell III, 56, became Executive Vice President and Chief Financial Officer of Byline and Byline Bank in September 2022. Mr. Bell has been serving as Corporate Treasurer of Byline Bank since August 2013.

Megan Biggam, 44, became Executive Vice President of Retail Banking of Byline Bank in February 2020. Ms. Biggam previously served as Senior Vice President of Retail Banking of Byline Bank since June 2013.

Ana Casanueva, 39, became Senior Vice President and Director of Legal of Byline and Byline Bank in June 2021. Ms. Casanueva previously served as Associate General Counsel of Byline Bank since 2019, and as Corporate Development Officer from 2013 to 2019.

Mark Fucinato, 66, became Executive Vice President and Chief Credit Officer for Byline and Byline Bank in August 2020. He previously served as Senior Vice President and Senior Credit Officer of Byline Bank since August 2019. Prior to that, Mr. Fucinato served as Senior Credit Officer at MB Financial Bank from 2016 to 2019.

Angela Hart, 48, became Executive Vice President and Head of Wealth Management and Trust in August 2021. Prior to that, Ms. Hart served as Senior Vice President and Wealth Strategist at Northern Trust.

Roberto R. Herencia, 63, became Chairman of Byline Bancorp, Inc. and Byline Bank in June 2013, and Executive Chairman and Chief Executive Officer in February, 2021. He serves as a member of the Board of Director's risk, executive credit, trust, and Asset-Liability Committee (''ALCO'') committees of Byline Bank.

Michelle Johnson, 41, became Executive Vice President and Chief Risk Officer of Byline Bank in October 2019. Prior to that, Ms. Johnson served as Deputy Chief Risk Officer since 2018. Ms. Johnson joined Byline Bank in 2015 as Director of IT Risk Management.

Nicolas Mando, 51, became Senior Vice President and Chief Technology and Operations Officer of Byline Bank in November 2021. He served as Director of Special Projects of Byline Bank since 2019. Prior to that, Mr. Mando served as Chief Operating Officer at Bridgeview Bank since 2009.

Sherylle Olano, 45, became Senior Vice President and Chief Accounting Officer of Byline and Byline Bank in September 2022. Prior to that, Ms. Olano previously served as Controller since 2014.

Alberto J. Paracchini, 52, is President and a Director of Byline Bancorp, Inc. and Chief Executive Officer, President and a Director of Byline Bank. He joined Byline in June 2013.

Brogan Ptacin, 62, became Executive Vice President and Head of Commercial Banking for Byline Bank in January 2019. Prior to that, Mr. Ptacin served as a Managing Director of First Bank & Trust since 2009 until First Bank & Trust was acquired by Byline in 2018.

Dana Rose, 53, became Executive Vice President and Chief Human Resources Officer of Byline Bank in November 2019. Prior to that, Ms. Rose served as Interim Chief Human Resources Officer for Discover Financial Services and held various other roles at Discover since 1994.

Item 1A. Risk Factors.

The material risks and uncertainties that management believes affect us are described below. You should carefully consider these risks, together with all of the information included herein. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to Our Business

Credit and Interest Rate Risks

Our business depends on our ability to successfully manage credit risk.

The operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers may be unable to repay their loans and leases according to their terms, and that the collateral securing repayment of their loans or leases, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan or lease, including risks with respect to the period of time over which the loan or lease may be repaid, risks relating to proper loan or lease underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral. In order to manage credit risk successfully, we must, among other things, maintain disciplined and prudent underwriting standards. The weakening of these standards for any reason, a lack of discipline or diligence in underwriting and monitoring loans and leases, the inability to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan and lease portfolio, may result in defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for credit losses - loans and leases, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition, or results of operations.

We may underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we provide for loan and lease losses.

The credit quality of our loan and lease portfolio can have a significant impact on our earnings. We maintain an allowance for credit losses, which is a reserve established through a provision charged to expense representing management's estimate of current expected credit losses. The allowance, in the judgment of management, is necessary to reserve for current expected losses and risks inherent in our loan and lease portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; the quality of the portfolio; the value of the underlying collateral; the level of non-accruing loans and leases; current expected losses inherent in the portfolio; and economic, political, and regulatory conditions. Management estimates the allowance balance using relevant available information from internal and external sources relating to past events, current conditions, and reasonable and supportable forecasts, which could increase the subjectivity of the calculation. This process, which is critical to our financial results and condition, requires difficult, subjective and complex judgments. In accordance with accounting principles generally accepted in the United States of America ("GAAP") for business combination accounting, the loans acquired through subsequent bank acquisitions are recorded at their estimated fair value, and an allowance for credit losses associated with those loans also recorded.

Although we believe our allowance for credit losses is adequate to absorb current expected losses in our loan and lease portfolio, it may not be sufficient. We could sustain credit losses that are significantly higher than the amount of our allowance as a result of a variety of reasons, such as changes in economic conditions affecting borrowers, new information and other factors within and outside our control. If real estate values were to decline or if economic conditions in our markets were to deteriorate unexpectedly, additional losses not incorporated in the existing allowance might occur. Losses in excess of the existing allowance will reduce our net income and could have a material adverse effect on our business, financial condition, or results of operations. A severe downturn in the economy generally, in our markets specifically, or affecting the business and assets of individual customers, would generate increased charge-offs and a need for higher provision for credit losses.

We may also be required to take additional provisions for credit losses in the future to further supplement the allowance due to requirements by our banking regulators. Bank regulatory agencies periodically review our allowance, the policies and procedures we use to determine the level of the allowance and the value attributed to non-performing loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to make further provisions or recognize future charge-offs. Further, charge-offs in future periods that exceed the allowance would require an increase to the allowance.

Any increases in our provision for credit losses will result in a decrease in net income and may reduce retained earnings and capital and, therefore, have a material adverse effect on our business, financial condition and results of operations.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) on the recognition of credit losses, otherwise known as the current expected credit loss model or "CECL", which replaces the incurred loss impairment methodology with a methodology that reflects current expected credit losses. As an emerging growth company, we elected to delay the adoption of the standard in accordance with ASU No. 2019-10, Effective Dates, which delayed the effective date of the ASU for entities not classified as Public Business Entities. The Company's EGC status expired on December 31, 2022, requiring CECL adoption be reflected in our December 31, 2022 financial statements and Form 10-K. The Company adopted CECL on December 31, 2022, and has applied it retroactively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Cumulative adjustments related to adoption were made to capital and are disclosed in Note 2 of the audited consolidated financial statements contained in Item 8 of this report.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

Fluctuations in interest rates may negatively affect our business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities, loans, and leases, the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates also affect the premiums we may receive in connection with the sale of U.S. government guaranteed loans in the secondary market, pre-payment speeds of loans for which we own servicing rights, our ability to fund our operations with customer deposits, and the fair value of securities in our investment portfolio. Therefore, any change in general market interest rates can have a significant effect on our net interest income and results of operations.

We seek to mitigate our interest rate risk by entering into interest rate swaps and other interest rate derivative contracts from time to time with counterparties. Our hedging strategies rely on assumptions and projections regarding interest rates, asset levels, and general market factors and subject us to counterparty risk. There is no assurance that our interest rate mitigation strategies will be successful, and if our assumptions and projections prove to be incorrect or our hedging strategies do not adequately mitigate the impact of changes in interest rates, we may incur losses that could adversely affect our earnings.

Our interest-earning assets and interest-bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets and liabilities may lag. The result of these changes to rates may cause differing spreads on interest-earning assets and interest-bearing liabilities. Although we take measures intended to manage the risks from changes in market interest rates, we cannot control or accurately predict changes in market rates of interest or be sure our protective measures are adequate.

As of December 31, 2022, we had $2.1 billion of non-interest-bearing demand deposits and $592.1 million of interest-bearing checking accounts. As the Federal Reserve raised its overnight target from nearly zero at the beginning of the year to a range of 4.25% to 4.50% at December 31, 2022, we have cautiously managed our deposit repricing strategies to seek to expand our net interest margin by keeping deposit rates at relatively low levels. As the competition for funding among banks increases, and customers move money to achieve higher yields, we may need to increase our deposit pricing accordingly. To the extent we offer higher interest rates on targeted interest-bearing deposit products to maintain current customers or attract new customers, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest rates at a sufficient level to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

We may be adversely impacted by the transition from the London Interbank Offered Rate ("LIBOR") as a reference rate.

On March 5, 2021, the United Kingdom's Financial Conduct Authority and the Intercontinental Exchange Benchmark Administration announced that the one-week and two-month U.S. dollar LIBOR ("USD LIBOR") settings would cease to be published immediately after December 31, 2021. The publication of overnight and one-, three-, six-, and 12-month USD LIBOR settings would be extended through June 30, 2023 to provide additional time for market participants to wind down or modify existing contracts that reference these LIBOR tenors.

In response, the FDIC, the Board of Governors of the Federal Reserve System, and the OCC issued joint guidance directing banks and market participants to cease entering new LIBOR contracts after December 31, 2021, which we have done. Although most LIBOR tenors will continue to be published through June 30, 2023 to aid in the transition of legacy LIBOR contracts (e.g. maturity), as of January 1, 2021, we no longer originate loans indexed to LIBOR nor enter into modifications which create new LIBOR exposure.

During 2021, we began a transition to using a forward-looking term rate based upon the Secured the Overnight Financing Rate ("SOFR"), CME Term SOFR ("Term SOFR") as the replacement benchmark index in lieu of LIBOR. SOFR is the Alternative Reference Rates Committee's recommended alternative to USD LIBOR. Because the Term SOFR market continues to develop and deepen, changes in SOFR or Term SOFR or changes in market perceptions of the acceptability of Term SOFR as a benchmark could result in changes to our risk exposures (for example, because SOFR is a broad measurement of the cost borrowing cash secured by U.S. Treasury securities, changes or disruptions in the repo market may adversely affect the availability or cost of floating-rate funding and, therefore, our exposure to fluctuations in interest rates) or otherwise result in losses on a product or having to pay more or receive less on financial instruments that we own or have issued.

Uncertainty as to the nature of other alternative reference rates (i.e. the Bloomberg Short-Term Bank Yield Index, Ameribor) and their broader acceptance by the market may also adversely affect SOFR rates and the value of SOFR-based loans, and to a lesser extent securities in our portfolio, and may impact the availability and cost of hedging instruments and borrowings, including the rates we pay on our subordinated debentures and trust preferred securities.

Such uncertainty may result in pricing volatility and increased capital requirements, accounting impacts, compliance, basis risk, legal and operational costs and risks associated with customer disclosures, discretionary actions taken or negotiation of loan modifications to move from LIBOR to Term SOFR prior to the June 30, 2023 cessation, reduced loan balances if borrowers do not accept the substitute indices we are able provide, systems disruption, business continuity, or model disruption. Finally, if we or other market participants fail to properly plan to implement alternative rates other than LIBOR, it could have an adverse effect on us and the financial system as a whole.

Our business, profitability, and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities, or obligations we hold.

In addition to relying on borrowers to repay their loans and leases, we are exposed to the risk that third parties that owe us money, securities, or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. A default by a significant market participant, or concerns that such a party may default, could lead to significant liquidity problems, losses, or defaults by other parties, which in turn could adversely affect us.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. Deterioration in the credit quality of third parties whose securities or obligations we hold, including the Federal Home Loan Mortgage Corporation, Government National Mortgage Association and municipalities, could result in significant losses.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and lease portfolio on an ongoing basis, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent, or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan or lease losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition, or results of operations.

The value of the financial instruments we own may decline in the future.

As of December 31, 2022, we owned $1.2 billion of investment securities, which consisted primarily of our positions in U.S. government and government-sponsored enterprises and federal agency obligations, mortgage and asset-backed securities and municipal securities. We evaluate our investment securities on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether any decline in fair value below amortized cost is the result of credit losses. The process for determining whether unrealized losses contain credit losses usually requires complex, subjective judgments in order to assess the probability of receiving all contractual principal and interest payments on the security. We may be required to recognize credit losses in future periods, which could adversely affect our business, results of operations or financial condition. In addition, further increases in market interest rates may continue to affect the market value of our securities portfolio, potentially further reducing accumulated other comprehensive income and/or earnings.

Funding Risks

A lack of liquidity could affect operations and jeopardize our business, financial condition, and results of operations.

Liquidity risk is the risk that we will not be able to meet our obligations, including financial commitments, as they come due and is inherent in our operations. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities, and from other sources could have a material negative effect on our liquidity. Our most important source of funds consists of our customer deposits. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds. This loss would require us to seek other funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash from operations and investment maturities, redemptions, and sales, as well as borrowings from the Federal Reserve Bank of Chicago, the FHLB and other third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact our ability to continue to implement our business plan, which could have a material adverse impact on our liquidity, business, financial condition, and results of operations.

Our liquidity is dependent on dividends from Byline Bank.

We are a legal entity separate and distinct from Byline Bank, our wholly-owned banking subsidiary. A substantial portion of our cash flow from operating activities, comes primarily from dividends we receive from Byline Bank. Various federal and state laws and regulations limit the amount of dividends that the bank may pay to us. As of December 31, 2022, Byline Bank had the capacity to pay us dividends of up to $126.9 million without the need to obtain prior regulatory approval. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Byline Bank is unable to pay dividends to us, we may not be able to service our existing debt or any debt we may incur, pay obligations or pay dividends on our common and preferred stock, which could have a material adverse effect on our business, financial condition or results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of debt or equity securities, in the future to have sufficient capital resources to meet our commitments and fund our business and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed, or at all, could have a material adverse effect on our business, financial condition or results of operations.

Operational Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

There can be no assurance that we will be able to continue to grow and to be profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. Our strategy focuses on organic growth, supplemented by opportunistic acquisitions.

Our growth requires that we increase our loan and deposit growth while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees, and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets. Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition, or results of operations.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing, or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources and not realize their expected results or returns. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition, or results of operations.

External Risks

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and leases and the value of collateral securing those loans and leases, as well as demand for loans and leases and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate and in the United States as a whole. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the Chicago metropolitan area. The economic conditions in this local market may be different from, or worse than, the economic conditions in the United States as a whole. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, tax policy, monetary policy, unemployment, and the strength of the domestic economy and the local economy in the markets in which we operate. Also, the occurrence of other external events, such as geopolitical events and widespread public health emergencies or pandemics may negatively affect the business environment in our markets. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan and lease delinquencies, defaults and charge-offs, additional provisions for credit losses and an overall material adverse effect on the quality of our loan and lease portfolio. Unfavorable or uncertain economic and market conditions can be caused by, among other factors, declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; changes in inflation or interest rates; increases in real estate and other state and local taxes; high unemployment; natural disasters; geopolitical issues and uncertainty; public health concerns; and other external factors or a combination of these or other factors.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

Many of the loans in our portfolio are secured by real estate. As of December 31, 2022, our real estate loans held for investment include $436.6 million of construction and development loans, $304.2 million of multifamily loans, $736.7 million of non-owner occupied CRE loans and $187.0 million of residential mortgage loans, with the majority of these real estate loans concentrated in the City of Chicago and the State of Illinois. Real property values in our primary market may differ from real property values in other markets where we may do business and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions, generally. The Chicago metropolitan area has experienced volatility in real estate values over the past decade. Declines in real estate values, including prices for homes and commercial properties in the Chicago metropolitan area, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services, generally. In addition, our appraisal of the property may change significantly in relatively short periods of time and may not accurately describe the fair value of the real property collateral after the loan is made, resulting in loss if we foreclose on the property prior to realizing the full amount of any remaining indebtedness. Our CRE loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite. In particular, real estate construction and acquisition and development loans have certain risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. In addition, declines in real property values could reduce the value of any collateral we realize following a default on these loans. An increase in the level of non-performing assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned ("OREO") and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses - loans and leases may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition, or results of operations.

Technology Risks

We depend on information technology and telecommunications systems of third parties, and any systems failures, interruptions, or data breaches involving these systems could adversely affect our operations and financial condition.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third-party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. We outsource to third parties many of our major systems, such as data processing, loan servicing, deposit processing, and internal audit systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to operate effectively or service our customers, resulting in potential noncompliance with applicable laws or regulations, loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition. In addition, failure of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, debit card services, and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason, and even if we are able to replace them, it may be at higher cost or result in the loss of customers. Any such events could have a material adverse effect on our business, financial condition, or results of operations.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, or results of operations.

As a financial institution, we are susceptible to fraudulent activity, information security breaches, and cybersecurity-related incidents that may be committed against us, our customers, or third-party service providers that we utilize, which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customer information, misappropriation of assets, privacy breaches against our customers, litigation, or damage to our reputation. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our customers, denial or degradation of service attacks, and malware or other cyberattacks. There continues to be a rise in electronic fraudulent activity, security breaches, and cyberattacks directed at the financial services industry. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches, and cybersecurity-related incidents. Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us and certain third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our customers' confidence and privacy. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyberattacks and periodically test our security, our or our third-party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our customers; our loss of business and/or customers; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability-any of which could have a material adverse effect on our business, financial condition, or results of operations.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services, or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors, and system conversion delays, and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors, and delays could have a material adverse effect on our business, financial condition, or results of operations.

Guaranteed Loans Risks

Small Business Administration lending and other government guaranteed lending is an important part of our business. Our government guaranteed lending programs are dependent upon the U.S. federal government, and we face specific risks associated with originating SBA and other government guaranteed loans.

Our SBA lending program is dependent upon the U.S. federal government. As an approved participant in the SBA Preferred Lender's Program (an "SBA Preferred Lender"), we enable our customers to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, changes to program-specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress, may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could impede our ability to originate SBA loans or other government guaranteed loans or sell such loans in the secondary market, which could materially adversely affect our business, results of operations, and financial condition.

Generally, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or sell them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans, or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded, or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially adversely affect our business, financial condition, or results of operations.

The laws, regulations and standard operating procedures that are applicable to government guaranteed loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to government guaranteed loans could adversely affect our ability to operate profitably.

The recognition of gains on the sale of loans and servicing asset valuations reflect certain assumptions.

We continue to expect that gains on the sale of U.S. government guaranteed loans will continue to comprise a significant component of our revenue. The gain on such sales recognized for year ended December 31, 2022 was $31.9 million. The determination of these gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs, and net premiums paid by purchasers of the guaranteed portions of U.S. government guaranteed loans. The value of retained unguaranteed loans and servicing rights are determined based on market-derived factors such as prepayment rates, current market conditions and recent loan sales. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in assumptions used to compute gains on sale of loans or servicing asset valuations could result in material revenue misstatements, which may have a material adverse effect on our business, results of operations and profitability. In addition, while we believe these valuations reflect fair value and such valuations are subject to validation by an independent third-party, if such valuations are not reflective of fair market value then our business, results of operations and financial condition may be materially and adversely affected.

Legal, Accounting, and Compliance Risks

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies and estimates are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies and estimates include (i) the carrying value of loans and leases, (ii) determining the provision and allowance for credit losses, (iii) the valuation of intangible assets such as goodwill, servicing assets, core deposit intangibles, and customer relationship intangible (iv) the determination of fair value for financial instruments, and (v) the valuation of or recognition of deferred tax assets and liabilities. See Note 1 of the notes to our audited consolidated financial statements contained in Item 8 of this report for further information. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses - loans and leases or sustain loan and lease losses that are significantly higher than the reserve provided; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition or results of operations. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Furthermore, we currently outsource our internal audit function. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition, or results of operations.

Our goodwill may become impaired, which may adversely impact our results of operations and financial condition and may limit Byline Bank's ability to pay dividends to us, thereby causing liquidity issues.

As of December 31, 2022, we had goodwill of $148.4 million, or 19.4% of our total stockholders' equity. The excess purchase consideration over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has occurred. In testing for impairment, we conduct a qualitative assessment and we also estimate the fair value of net assets based on analyses of our market value, discounted cash flows and peer values. Consequently, the determination of the fair value of goodwill is sensitive to market-based economics and other key assumptions. Variability in market conditions or in key assumptions could result in impairment of goodwill, which is recorded as a non-cash adjustment to income. An impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

The accounting for loans acquired in connection with our recapitalization and acquisitions is based on numerous subjective determinations that may prove to be inaccurate and have a negative impact on our results of operations.

All loans acquired as part of our recapitalization in 2013 as well as loans acquired in connection with our subsequent acquisitions were recorded at their estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. The determination of estimated fair value of purchased credit deteriorated and acquired non-credit-deteriorated loans requires management to make subjective determinations regarding discount rate, estimates of losses on defaults, market conditions and other factors that are highly subjective in nature. A risk exists that our estimate of the fair value of purchased credit deteriorated and acquired non-credit-deteriorated loans will prove to be inaccurate and that we ultimately will not recover the amount at which we recorded such loans on our balance sheet, which would require us to recognize losses.

Loans acquired that have experienced more than insignificant credit deterioration since origination are accounted for under Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses*. These purchased credit deteriorated (PCD) loans have experienced more than insignificant credit deterioration since origination, like non-credit-deteriorated loans acquired, and have been recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses - loans and leases, determined on a collective basis, is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Acquired non-credit-deteriorated loans and leases are accounted for under ASC Subtopic 310-20, Receivables Nonrefundable Fees and Other Costs ("ASC 310-20"). The difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loan. While credit discounts are included in the determination of the fair value from non-credit-deteriorated loans, since these discounts are expected to be accreted over the life of the loans, they cannot be used to offset the allowance for credit losses that must be recorded at the acquisition date. As a result, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment and is recognized as a provision for credit losses in the consolidated statements of operations. Any subsequent deterioration (improvement) in credit quality is recognized by recording a provision (recapture) for credit losses.

Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.

We recognize the expected future tax benefit from deferred tax assets when it is more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets, reducing the value of such assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Our acquisitions and risk profile are key components used in the determination of our ability to realize the expected future benefit of our deferred tax assets. To the extent that future taxable income differs significantly from estimates as a result of the interest rate environment and loan and lease growth capabilities or other factors, our ability to realize the net deferred tax assets could be affected.

Certain activities are restricted due to commitments entered into with the FRB by us and our foreign national stockholders.

We have certain stockholders who invested in our recapitalization who are foreign nationals, and we and these foreign national stockholders have entered into commitments with the FRB that restrict some of our activities. In particular, without approval of the FRB, we are restricted from engaging in certain transactions with these foreign national stockholders, their immediate families, and any company controlled by such foreign national stockholders or by their immediate families. If we were to fail to comply with any of these restrictions, we could be subject to enforcement and other legal actions by the FRB, including civil and criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the FRB could adversely affect our business, financial condition, and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate, and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition, and results of operations cannot be predicted.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires our bank, consistent with safe and sound operations, to ascertain and meet the credit needs of its entire community, including low and moderate income areas. Our bank's failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us or our bank, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the ECOA, the Fair Housing Act, and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments, or other requirements resulting in increased expenses or restrictions on our business activities.

Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. In the normal course of business, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages, resulting in increased expenses, diminished income, damage to our reputation, and divert management attention from the operation of our business. In addition, while the arbitration provisions in certain of our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. Further, we have in the past and may in the future be subject to consent orders with our regulators.

We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could be material to our business, results of operations, financial condition and cash flows.

Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations could result in fines or sanctions against us.

The USA PATRIOT Act of 2001 and the Bank Secrecy Act require financial institutions to design and implement programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Federal and state bank regulators also have focused on compliance with Bank Secrecy Act and anti-money laundering regulations. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition or results of operations.

Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to various privacy, information security, and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices, and (iii) requires that we develop, implement and maintain a written comprehensive information security program. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection, and information security laws to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to Acquisition Activity

We may be adversely affected by risks associated with completed and potential acquisitions, including execution risks, failure to realize anticipated transaction benefits, and failure to overcome integration risks, which could adversely affect our growth and profitability.

We have continued to grow our business both organically and through the acquisition of smaller banks that management believes strategically fit within our franchise and that we believe support our businesses and make financial and strategic sense. In the event that we continue to pursue further acquisitions, we may have difficulty executing on and may not realize the anticipated benefits of any transaction we complete. Any of the foregoing matters could materially and adversely affect us.

Generally, any acquisition of target financial institutions, branches, or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the FRB and the FDIC as well as the IDFPR. Such regulators could deny our application, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us.

As to any acquisition that we complete, we may fail to realize some or all of the anticipated transaction benefits if the integration process takes longer or is more costly than expected or otherwise fails to meet our expectations. Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. Also, acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Our inability to overcome these risks could have a material adverse effect on our profitability, return on equity, return on assets, and our ability to implement our business strategy and enhance stockholder value, which, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

General Risk Factors

Loss of deposits could increase our funding costs.

We rely on customer deposits to meet a considerable portion of our funding needs, and we continue to seek customer deposits to maintain this funding base. We accept deposits directly from consumer and commercial customers and, as of December 31, 2022, we had $5.7 billion in deposits. These deposits are subject to potential fluctuations in availability or the price we must pay (in the form of interest) to obtain them due to certain factors outside our control, such as increasing competitive pressures from other financial services firms for deposits and changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current deposits or attract additional deposits. The loss of customer deposits for any reason could increase our funding costs.

We operate in a highly competitive and changing industry and market area and compete with both banks and non-banks.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with national commercial banks, regional banks, private banks, savings banks, credit unions, non-bank financial services companies, FinTech companies and other financial institutions operating within or near the areas we serve, many of whom are much larger and have significantly greater resources than us and that target the same customers we do in the Chicago metropolitan area. In order to compete, we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability. As customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing digital banking services and for non-banks to offer products and services traditionally provided by banks. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our customers' needs by using technology. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and, as a result, may have greater flexibility in competing for business. We also face increased competition in our U.S. government guaranteed lending business, which can adversely affect our volume and the premium, if any, recognized on sales of the guaranteed portions of such U.S. government guaranteed loans. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition, or results of operations.

Our principal stockholder, MBG Investors I, L.P. has significant influence over us, and its interests could conflict with those of our other stockholders.

Currently, our principal stockholder, MBG Investors I, L.P., owns approximately 30.8% of the outstanding shares of our common stock and its general partner is one of our directors. As a result, MBG Investors I, L.P. is able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. MBG Investors I, L.P. may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing, or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a private sale of their shares of the Company, subject us to the influence of a presently unknown third-party and might ultimately affect the market price of our common stock.

Future sales of our common stock in the public market, including by our pre-IPO stockholders, could lower our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

Certain of our pre-IPO stockholders, including affiliates such as MBG Investors, I, L.P., hold restricted shares that could be sold in accordance with the volume, manner of sale, and other limitations under Rule 144 or through registration under the Securities Act. We cannot predict the size of future issuances or sales of our common stock by our pre-IPO stockholders or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

Our corporate headquarters is located at 180 North LaSalle Street, Suite 300, Chicago, IL 60601. In addition to our corporate headquarters, we operate 37 branch offices located in the Chicago metropolitan area and one branch office in Brookfield, Wisconsin. We lease nine of our branch offices and our headquarters and own the remainder of our branch offices. We are continually evaluating opportunities to improve our existing branches and branch network, and we have in the recent past closed and may in the future choose to close branches in certain circumstances in order to improve our efficiency or for other business reasons.

Item 3. Legal Proceedings.

We operate in a highly regulated environment. From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently a party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, liquidity, results of operation, cash flows or capital levels.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BY". There were approximately 953 holders of record of our common stock as of March 1, 2023.

The timing and amount of cash dividends paid on our common stock depends on our earnings, financial condition, capital requirements and other relevant factors. The primary sources for payment of dividends to our stockholders are dividends paid to the Company by Byline Bank and cash on hand. We are subject to state law limitations on the payment of dividends. Delaware law generally limits dividends if: (a) the corporation does not have a surplus; or (b) the corporation does not have net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. We have an internal policy that prohibits the Board of Byline Bank from declaring and paying dividends that would cause the minimum capital amounts required for Byline Bank to be considered less than "well capitalized" for regulatory purposes. See Item 1. "Business – Supervision and Regulations – Dividends" above and Note 20 of notes to consolidated financial statements contained in Item 8 of this report.

We paid a cash dividend of $0.09 per share for each quarter of 2022. We paid a cash dividend of $0.06 per share for the first and second quarters of 2021 and a $0.09 per share cash dividend for the third and fourth quarter of 2021.

Issuer Purchases of Equity Securities.

On December 10, 2020, we announced that our Board of Directors approved a stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of our outstanding common stock, and on July 27, 2021, our Board of Directors authorized an expansion of the stock repurchase program. Under the extended program, the Company was authorized to repurchase an additional 1,250,000 shares of the Company's outstanding common stock. The program was in effect until December 31, 2022.

We purchased 689,068 shares at a cost of $17.3 million under the stock repurchase program during the year ended December 31, 2022. We purchased 1,331,708 shares at a cost of $28.9 million under this program during the year ended December 31, 2021.

On December 12, 2022, we announced that our Board of Directors approved a new stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of our outstanding common stock. The program will be in effect from January 1, 2023 until December 31, 2023 unless terminated earlier. The shares may, at the discretion of management, be repurchased from time to time in open market purchases as market conditions warrant or in privately negotiated transactions. We are not obligated to purchase any shares under the program, and the program may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase program will be determined by us at our discretion and will depend on a number of factors, including the market price of our stock, general market and economic conditions and applicable legal requirements. The shares authorized to be repurchased represent approximately 3.3% of our outstanding common stock at December 31, 2022.

The table below includes information regarding purchases of our common stock during the quarter ended December 31, 2022. We did not purchase any shares of our common stock during the fourth quarter of 2022 under our stock repurchase program.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Program
October 1 - October 31, 2022	34,371	$ 23.36	—	479,224
November 1 - November 30, 2022	726	21.09	—	479,224
December 1 - December 31, 2022	1,292	22.76	—	—
Total	36,389	$ 23.30	—	

(1) These shares were acquired pursuant to our 2017 Omnibus Incentive Compensation Plan. Under the terms of compensation plan, we can accept previously owned shares of common stock to be surrendered to satisfy the exercise price of stock options, the settlements of restricted stock awards and tax withholding obligations upon vesting and/or exercise.

Recent Sales of Unregistered Securities; Use of Proceeds From Registered Securities.

None.

Stock Performance Graph.

The following graph compares the cumulative total stockholder return on our common stock from December 31, 2017 through December 31, 2022, with the cumulative total return of: (1) the Russell 2000 (U.S. Stock) Index, (2) a peer group of the S&P U.S. SmallCap Banks Index and, (3) the KBW NASDAQ Regional Bank Index ("KRX"). Included in the KRX index are U.S. regional banks that we believe are similar to the Company. We believe the KRX index provides a meaningful comparison to our cumulative total return. Total return assumes the reinvestment of all dividends.



* The information assumes that $100 was invested at the closing price on December 31, 2017 in our stock and each index, and that all dividends are reinvested.

Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Byline Bancorp, Inc.	$ 100.00	$ 72.53	$ 85.33	$ 68.07	$ 122.05	$ 104.05
Russel 2000	100.00	88.99	111.70	134.00	153.85	122.41
S&P U.S. Small Cap Bank	100.00	83.44	104.69	95.08	132.36	116.69
KRX	100.00	80.63	97.07	85.33	113.65	102.90

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is a discussion and analysis of our financial condition and results of operations and should be read in conjunction with our financial statements and notes thereto included in Item 8 of this report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors". Byline assumes no obligation to update any of these forward-looking statements.

Management's discussion focuses on 2022 results compared to 2021. For a discussion of 2021 results compared to 2020, refer to Part I, Item 7 of our 2021 Annual Report filed on Form 10-K, which was filed with the SEC on March 7, 2022.

Executive Summary

Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of interest income on loans and lease receivables, including accretion income on loans, investment securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of non-interest income, consisting primarily of income from fees and service charges on deposits, loan servicing revenue, wealth management and trust income, ATM and interchange fees, and net gains on sales of investment securities and loans. Other factors contributing to our results of operations include our provisions for credit losses, provision for income taxes, and non-interest expenses, such as salaries and employee benefits, occupancy and equipment expenses and other miscellaneous operating costs.

We reported consolidated net income of $88.0 million for the year ended December 31, 2022, compared to net income of $92.8 million for the year ended December 31, 2021, a decrease of $4.8 million. The decrease in net income was attributable to a $22.9 million increase in the provision for credit losses, and a $16.9 million decrease in non-interest income, offset by a $28.9 million increase in net interest income, a $1.4 million decrease in non-interest expense, and a $4.7 million decrease in provision for income taxes. The increase in provision for credit losses was mainly driven by increases in the general reserves as a result of growth in the loan and lease portfolio and the adoption of CECL. The decrease in non-interest income was primarily driven by decreases in gains on the sales of loans. The increase in net interest income during the year ended December 31, 2022 was primarily a result of an increase in average interest earning assets. The decrease in provision for income taxes was mostly driven by a decrease in net income before provision for income taxes during the period.

Dividends declared and paid on preferred shares were $196,000 and $783,000 for the years ended December 31, 2022 and 2021. Dividends declared on common shares were $13.5 million for the year ended December 31, 2022. Dividends paid on common shares were $13.4 million and $11.3 million for the years ended December 31, 2022 and 2021 respectively. For the years ended December 31, 2022 and 2021, net income available to common stockholders was $87.8 million, or $2.37 per basic and $2.34 per diluted common share, and $92.0 million, or $2.45 per basic and $2.40 per diluted common share, respectively. Our results of operations for the years ended December 31, 2022 and 2021, produced an annual return on average assets of 1.25% and 1.40% and a return on average stockholders' equity of 11.33% and 11.31%, respectively.

Since our recapitalization in June 2013, our branch network has been reduced from 88 to 38, including 13 branches added through acquisition. During 2022 we consolidated six branches within our network with minimal impact on our customer service levels, convenience, and business development capabilities.

Critical accounting policies and estimates

Our accounting and reporting policies conform to GAAP and to general practices within the banking industry. To prepare financial statements and interim financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes; and are based on information available as of the date of the financial statements. As this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.

These critical accounting policies and estimates include (i) the carrying value of loans and leases, (ii) determining the provision and allowance for credit losses, (iii) the valuation of intangible assets such as goodwill, servicing assets and core deposit intangibles, (iv) the determination of fair value for financial instruments, and (v) the valuation or recognition of deferred tax assets and liabilities.

The following is a discussion of the critical accounting policies and significant estimates that require us to make complex and subjective judgments. Additional information about these policies can be found in Note 1 of our audited consolidated financial statements contained in Item 8 of this report.

Originated loans and leases

We account for originated loans and leases and purchased loans and leases not acquired through business combinations as originated loans and leases. Newly originated loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any allowance for credit losses, unamortized deferred fees and costs and unamortized premiums or discounts. The net amount of nonrefundable loan origination fees and certain direct costs associated with the loan origination process are deferred and amortized to interest income over the contractual lives of the new loans using methods which approximate the level yield method. Discounts and premiums are amortized or accreted to interest income over the estimated term of the new loans using methods that approximate the effective yield method. Interest income on new loans is accrued based on the unpaid principal balance outstanding. Additionally, once an acquired loan reaches its contractual maturity date, it is re-underwritten, and if renewed, it is classified as an originated loan.

Purchased credit deteriorated loans and leases

Purchased credit deteriorated ("PCD") loans have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Acquired non-credit-deteriorated loans and leases

For acquired non-credit-deteriorated loans and leases, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loan. While credit discounts are included in the determination of the fair value for non-credit-deteriorated loans, since these discounts are expected to be accreted over the life of the loans, they cannot be used to offset the allowance for credit losses that must be recorded at the acquisition date. As a result, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment and is recognized as a provision for credit losses in the consolidated statements of operations. Any subsequent deterioration (improvement) in credit quality is recognized by recording a provision (recapture) for credit losses.

Provision and allowance for credit losses

The provision for credit losses reflects the amount required to maintain the allowance for credit losses ("ACL") at an appropriate level based upon management's evaluation of the adequacy of collectively and individually evaluated loss reserves.

The ACL is maintained at a level that management believes is appropriate to provide for current expected credit losses as of the dates of the Consolidated Statements of Financial Condition, and we have established methodologies for the determination of its adequacy. The methodologies are set forth in a formal policy and take into consideration relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We increase our ACL by recording provisions for current expected credit losses against our income and decrease by charge-offs, net of recoveries.

The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses available information to recognize losses on loans and leases, changes in economic or other conditions may necessitate revision of the estimate in future periods.

The ACL is maintained at a level management believes is sufficient to provide for current expected credit losses based upon an ongoing review of the loan and lease portfolios by portfolio category, which include consideration of actual loss experience, peer loss experience, changes in the size and risk profile of the portfolio, identification of individual problem loan and lease situations which may affect a borrower's ability to repay, reasonable and supportable forecasts, and evaluation of prevailing economic conditions. We use risk ratings as credit indicators to classify loans and leases into pools and to estimate loss rates for each of the loan and lease pools. Additional information about these policies can be found in Note 5 of our audited consolidated financial statements contained in Item 8 of this report.

For each portfolio, management estimates expected credit losses over the life of each loan and lease utilizing lifetime or cumulative loss rate methodology, which identifies macroeconomic factors and asset-specific characteristics that are correlated with credit loss experience including loan age, loan type, and leverage. The lifetime loss rate is applied to the amortized cost of the loan or lease. This methodology builds on default and loss probabilities by utilizing pool-specific historical loss rates to calculate expected credit losses. These pool-specific historical loss rates may be adjusted for a forecast of certain macroeconomic variables, and other factors such as differences in underwriting standards, or portfolio mix. Each time we measure expected credit losses, management assesses the relevancy of historical loss information and considers any necessary adjustments to address any differences in asset-specific characteristics.

The lifetime loss rates are estimated by analyzing a combination of internal and external data related to historical performance of each loan and lease pool over a complete economic cycle. Loss rates are based on historical averages for each loan and lease pool, adjusted to reflect the impact of a forward-looking forecast of certain macroeconomic variables such as unemployment rates, gross domestic product, or commercial property values, which management considers to be both reasonable and supportable. Various economic scenarios are considered and weighted to arrive at the forecast that most reflects management's expectation of future conditions. After a one-year forecast period, a one-year reversion period adjusts loss experience to the historical average on a straight-line basis.

Management also considers qualitative risk factor adjustments that are intended to capture internal and external trends not reflected in historical loss history. Each risk factor is assigned an allowance level based on management's judgment as to the expected impact of each risk factor on each loan portfolio and is monitored quarterly. All acquired non-credit-deteriorated loans and leases and originated loans and leases of $500,000 or greater with an internal risk rating of substandard or below, or on nonaccrual, as well as loans classified as TDR, are reviewed individually for impairment on a quarterly basis.

The Company also maintains an allowance for credit losses on off-balance sheet credit exposures for unfunded loan commitments. This allowance is reflected as a component of other liabilities which represents management's current estimate of expected losses in the unfunded loan commitments. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life based on management's consideration of past events, current conditions, and reasonable and supportable economic forecasts. Management tracks the level and trends in unused commitments and takes into consideration the same factors as those considered for purposes of the allowance for credit losses on outstanding loans. The Company also evaluates its held-to-maturity debt securities for current expected credit losses. Additional information about these policies can be found in Note 1 of our audited consolidated financial statements contained in Item 8 of this report.

Results for the year ended December 31, 2022 are presented under CECL methodology while prior period amounts continue to be reported in accordance with ASC Topic 450, Contingencies, and specific reserves based upon ASC Topic 310, Receivables. The ASC for impairment, ASC 310, is applied to commercial and consumer loans that are individually assessed for impairment.

Goodwill and intangible assets

Goodwill. Goodwill represents the excess of the purchase consideration over the fair value of net assets acquired in connection with our recapitalization and acquisitions using the acquisition method of accounting. Goodwill is not amortized but is periodically evaluated for impairment under the provisions of ASC Topic 350, Intangibles—Goodwill and Other ("ASC 350").

Impairment testing is performed using either a qualitative or quantitative approach at the reporting unit level. Our goodwill is allocated to Byline Bank, which is our only applicable reporting unit for the purposes of testing goodwill for impairment. We have selected November 30 as the date to perform the annual goodwill impairment test. Additionally, we perform a goodwill impairment evaluation on an interim basis when events or circumstances indicate impairment potentially exists.

Servicing assets. Servicing assets are recognized separately when they are acquired through sales of loans or when the rights to service loans are purchased. When loans are sold with servicing rights retained, servicing assets are recorded at fair value in accordance with ASC Topic 860, Transfers and Servicing ("ASC 860"). Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The fair value of servicing rights is highly sensitive to changes in underlying assumptions. Changes in the prepayment speed and discount rate assumptions have the most significant impact on the fair value of servicing rights. See Note 6 and Note 17 of the notes to our audited consolidated financial statements contained in Item 8 of this report for additional information.

Core deposit intangible assets. Other intangible assets primarily consist of core deposit intangible assets. In valuing core deposit intangibles, we consider variables such as deposit servicing costs, attrition rates and market discount rates. Core deposit intangibles are reviewed annually, or more frequently when events or changes in circumstances occur that indicate that their carrying values may not be recoverable. If the recoverable amount of the core deposit intangibles is determined to be less than its carrying value, we would then measure the amount of impairment based on an estimate of the fair value at that time. We also evaluate whether the events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful life. Core deposit intangibles are currently amortized over an approximate ten-year period.

Customer relationship intangible. Other intangible assets also include our customer relationship intangible asset. In valuing our customer relationship intangibles, we consider variables such as assets under administration, attrition rates, and fee structure. Customer relationship intangibles are currently amortized over a 12-year period.

Fair value of financial instruments

ASC Topic 820, Fair Value Measurement defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date.

The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

See Note 17 of the notes to our audited consolidated financial statements contained in Item 8 of this report for a complete discussion of our use of fair value of financial assets and liabilities and their related measurement practices.

Income taxes

We use the asset and liability method to account for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of our assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Our annual tax rate is based on our income, statutory tax rates and available tax planning opportunities. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss carryforwards. We review our deferred tax positions quarterly for changes which may impact realizability. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. We use short and long-range business forecasts to provide additional information for its evaluation of the recoverability of deferred tax assets. It is our policy to recognize interest and penalties associated with uncertain tax positions, if applicable, as components of non-interest expense.

A deferred tax valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some of the deferred tax asset will not be realized. See Note 11 of the notes to our audited consolidated financial statements contained in Item 8 of this report for further information on income taxes.

Recently Issued Accounting Pronouncements

For a discussion of recent accounting pronouncements, including the effective dates of adoption and anticipated effects on our results of operations and finance as condition, see Note 2 of the notes to our audited consolidated financial statements contained in Item 8 of this report.

Primary Factors Used to Evaluate Our Business

As a financial institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the levels and trends of the line items included in our consolidated financial statements as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against our own historical performance, our budgeted performance and the final condition and performance of comparable financial institutions in our region. Comparison of our financial performance against other financial institutions is impacted by the accounting for acquired non-credit-deteriorated and purchased credit deteriorated loans.

Selected Financial Data.

The following table summarizes certain selected historical consolidated financial data of Byline as of or for the fiscal years ended December 31, 2022, 2021, and 2020, and is derived from our audited financial statements. You should read this information in conjunction with our consolidated financial statements and related notes included in Item 8 of this report. Management uses the non-GAAP financial measures set forth herein in its analysis of our performance and believes that these non-GAAP financial measures provide useful information to management and investors; however, you should not view these disclosures as a substitute for results determined in accordance with GAAP financial measures.

(Dollars in thousands except share and per share data)	As of or for the years ended December 31,					
		2022		2021		2020
Income Statement Data						
Net interest income	$	265,330	$	236,387	$	214,978
Provision for credit losses		23,879		973		56,677
Non-interest income		57,314		74,253		62,060
Non-interest expense		184,082		185,455		168,694
Income before income taxes		114,683		124,212		51,667
Provision for income taxes		26,729		31,427		14,200
Net income		87,954		92,785		37,467
Dividends on preferred shares		196		783		783
Income available to common stockholders	$	87,758	$	92,002	$	36,684
Earnings per Common Share						
Basic earnings per common share	$	2.37	$	2.45	$	0.96
Diluted earnings per common share	$	2.34	$	2.40	$	0.96
Adjusted diluted earnings per share[1][2][3]	$	2.36	$	2.71	$	1.05
Weighted-average common shares outstanding (basic)		36,972,972		37,609,723		38,031,250
Weighted-average common shares outstanding (diluted)		37,476,120		38,369,067		38,312,608
Common shares outstanding		37,492,775		37,713,903		38,618,054
Balance Sheet Data						
Loans and leases held for investment, before allowance for credit losses - loans and leases[4]	$	5,421,258	$	4,537,128	$	4,340,535
Loans and leases held for sale		47,823		64,460		7,924
Allowance for credit losses - loans and leases (ACL)		81,924		55,012		66,347
Interest-bearing deposits in other banks		117,079		122,684		41,988
Investment securities		1,185,125		1,469,005		1,460,389
Assets held for sale		8,673		9,153		13,023
Other real estate owned, net		4,717		2,112		6,350
Goodwill and other intangibles		158,887		165,558		172,631
Servicing assets		19,172		23,744		22,042
Total assets		7,362,941		6,696,172		6,390,652
Total deposits		5,695,121		5,155,047		4,752,031
Total liabilities		6,597,125		5,859,790		5,585,188
Total stockholders' equity		765,816		836,382		805,464
Deposits per branch		149,872		117,160		103,305
Book value per common share		20.43		21.90		20.59
Tangible book value per common share[1]		16.19		17.51		16.12
Performance Ratios						
Net interest margin		4.00%		3.84%		3.80%
Cost of deposits		0.36		0.09		0.35
Efficiency ratio[5]		54.99		57.42		58.14
Adjusted efficiency ratio[1][2][5]		54.70		52.14		56.42
Non-interest expense to average assets		2.62		2.79		2.76
Adjusted non-interest expense to average assets[1][2]		2.61		2.54		2.67
Return on average stockholders' equity		11.33		11.31		4.78
Adjusted return on average stockholders' equity[1][2][3]		11.43		12.77		5.21
Return on average assets		1.25		1.40		0.61
Adjusted return on average assets[1][2][3]		1.26		1.58		0.67
Non-interest income to total revenues[1]		17.76		23.90		22.40
Pre-tax pre-provision return on average assets[1]		1.97		1.88		1.76
Adjusted pre-tax pre-provision return on average assets[1][2]		1.99		2.13		1.84
Return on average tangible common stockholders' equity[1]		15.15		15.17		7.06
Adjusted return on average tangible common stockholders' equity[1][2][3]		15.28		17.04		7.63
Non-interest-bearing deposits to total deposits		37.55		41.87		37.09
Loans and leases held for sale and loans and leases held for investment to total deposits		96.03		89.26		91.51
Deposits to total liabilities		86.33		87.97		85.08
Asset Quality Ratios						
Non-performing loans and leases / total loans and leases held for investment, net before ACL		0.66%		0.51%		0.95%
ACL / total loans and leases held for investment, net before ACL		1.51		1.21		1.53
Net charge-offs / average total loans and leases held for investment, net before ACL		0.16		0.28		0.51
Capital Ratios						
Common equity to assets		10.40%		12.33%		12.44%
Tangible common equity to tangible assets[1]		8.42		10.11		10.01
Leverage ratio		10.29		10.89		11.12
Common equity tier 1 capital ratio		10.20		11.39		12.20
Tier 1 capital ratio		10.85		12.37		13.36
Total capital ratio		13.00		14.70		16.18

(1) Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of non-GAAP Financial Measures" for a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measure.
(2) Calculation excludes impairment charges and merger-related expenses
(3) Calculation excludes incremental income tax expense or benefit related to changes in corporate income tax rates and reversal of valuation allowance on net deferred tax assets.
(4) Represents loans and leases, net of acquisition accounting adjustments, unearned deferred fees and costs and initial indirect costs.
(5) Represents non-interest expense less amortization of intangible assets divided by net interest income and non-interest income.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in the "Selected Financial Data" are not measures of financial performance in accordance with GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance.

- "Adjusted net income" and "adjusted diluted earnings per share" exclude certain significant items, which include impairment charges on assets held for sale and right-of use asset ("ROU") and merger-related expenses adjusted for applicable income tax. Management believes the significant items are not indicative of or useful to measure our operating performance on an ongoing basis.

- "Net interest income, fully taxable-equivalent" and "net interest margin, fully taxable-equivalent" are adjusted to reflect tax-exempt interest income on an equivalent before-tax basis using tax rates effective as of the end of the period. Management believes the metric provides useful comparable information to investors and that these measures may be useful for peer comparison.

- "Adjusted non-interest expense" is non-interest expense excluding certain significant items, which include impairment charges on assets held for sale and ROU asset and merger-related expenses.

- "Adjusted efficiency ratio" is adjusted non-interest expense less amortization of intangible assets divided by net interest income and non-interest income. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Adjusted non-interest expense to average assets" is adjusted non-interest expense divided by average assets. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Adjusted return on average stockholders' equity" is adjusted net income divided by average stockholders' equity. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Adjusted return on average assets" is adjusted net income divided by average assets. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Non-interest income to total revenues" is non-interest income divided by net interest income plus non-interest income. Management believes that it is standard practice in the industry to present non-interest income as a percentage of total revenue. Accordingly, management believes providing these measures may be useful for peer comparison.

- "Pre-tax pre-provision net income" is pre-tax income plus the provision for credit losses. The metric demonstrates income excluding the tax provision or benefit and the provision for credit losses, and enables investors and others to assess our ability to generate capital to cover credit losses through a credit cycle.

- "Adjusted pre-tax pre-provision net income" is pre-tax pre-provision net income excluding certain significant items, which include impairment charges on assets held for sale and ROU asset and merger-related expenses. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Pre-tax pre-provision return on average assets" is pre-tax income plus the provision for credit losses, divided by average assets. The ratio demonstrates profitability excluding the tax provision or benefit and excludes the provision for credit losses.

- "Adjusted pre-tax pre-provision return on average assets" excludes certain significant items, which include impairment charges on assets held for sale and ROU asset and merger-related expenses.

- "Tangible common equity" is defined as total stockholders' equity reduced by preferred stock and goodwill and other intangible assets. Management does not consider servicing assets as an intangible asset for purposes of this calculation.

- "Tangible assets" is defined as total assets reduced by goodwill and other intangible assets. Management does not consider servicing assets as an intangible asset for purposes of this calculation.

- "Net income, fully taxable-equivalent" and "net interest margin, fully taxable-equivalent" are adjusted to reflect tax-exempt interest income on an equivalent before-tax basis using tax rates effective as of the end of the period. Management believes the metric provides useful comparable information to investors and that these measures may be useful for peer comparison.

- "Total revenue" is the combination of net interest income and non-interest income. Management believes the metric is an important measure of the Company's operating performance on an ongoing basis.

- "Tangible book value per common share" is calculated as tangible common equity, which is stockholders' equity reduced by preferred stock and goodwill and other intangible assets, divided by total shares of common stock outstanding.

Management believes this metric is important due to the relative changes in the book value per share exclusive of changes in intangible assets.

- "Tangible common equity to tangible assets" is calculated as tangible common equity divided by tangible assets, which is total assets reduced by goodwill and other intangible assets. Management believes this metric is important to investors and analysts interested in relative changes in the ratio of total stockholders' equity to total assets, each exclusive of changes in intangible assets.

- "Tangible net income available to common stockholders" is net income available to common stockholders excluding after-tax intangible asset amortization.

- "Adjusted tangible net income available to common stockholders" is tangible net income available to common stockholders excluding certain significant items. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Return on average tangible common stockholders' equity" is tangible net income available to common stockholders divided by average tangible common stockholders' equity. Management believes the metric is an important measure of our operating performance on an ongoing basis.

- "Adjusted return on average tangible common stockholders' equity" is adjusted tangible net income available to common stockholders divided by average tangible common stockholders' equity. Management believes the metric is an important measure of our operating performance on an ongoing basis.

We believe that these non-GAAP financial measures provide useful information to its management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP financial measures that we and other companies use. Management also uses these measures for peer comparison.

The following reconciliation tables provide a more detailed analysis of the non-GAAP financial measures discussed herein:

(dollars in thousands, except per share data)	As of or for the years ended December 31,					
	2022		2021		2020	
Net income and earnings per share excluding significant items						
Reported Net Income	$	87,954	$	92,785	$	37,467
Significant items:						
Impairment charges on assets held for sale and ROU asset		372		16,430		4,769
Merger-related expense		538		—		—
Tax benefit on impairment charges and merger-related expenses		(118)		(4,462)		(1,328)
Adjusted Net Income	$	88,746	$	104,753	$	40,908
Reported Diluted Earnings per Share	$	2.34	$	2.40	$	0.96
Significant items:						
Impairment charges on assets held for sale and ROU asset		0.01		0.43		0.12
Merger-related expense		0.01		—		—
Tax benefit on impairment charges and merger-related expenses		—		(0.12)		(0.03)
Adjusted Diluted Earnings per Share	$	2.36	$	2.71	$	1.05

(dollars in thousands, except per share data)	As of or for the years ended December 31,					
		2022		2021		2020
Adjusted non-interest expense:						
Non-interest expense	$	184,082	$	185,455	$	168,694
Less: significant items						
Impairment charges on assets held for sale and ROU asset		372		16,430		4,769
Merger-related expense		538		—		—
Adjusted non-interest expense	$	183,172	$	169,025	$	163,925
Adjusted non-interest expense excluding amortization of intangible assets:						
Adjusted non-interest expense	$	183,172	$	169,025	$	163,925
Less: Amortization of intangible assets		6,671		7,073		7,624
Adjusted non-interest expense excluding amortization of intangible assets	$	176,501	$	161,952	$	156,301
Pre-tax pre-provision net income:						
Pre-tax income	$	114,683	$	124,212	$	51,667
Add: Provision for credit losses		23,879		973		56,677
Pre-tax pre-provision net income	$	138,562	$	125,185	$	108,344
Adjusted pre-tax pre-provision net income:						
Pre-tax pre-provision net income	$	138,562	$	125,185	$	108,344
Impairment charges on assets held for sale and ROU asset		372		16,430		4,769
Merger-related expense		538		—		—
Adjusted pre-tax pre-provision net income	$	139,472	$	141,615	$	113,113
Tax equivalent net interest income						
Net interest income	$	265,330	$	236,387	$	214,978
Add: Tax-equivalent adjustment		915		1,039		792
Net interest income, fully taxable equivalent	$	266,245	$	237,426	$	215,770
Total revenues:						
Net interest income	$	265,330	$	236,387	$	214,978
Add: non-interest income		57,314		74,253		62,060
Total revenues	$	322,644	$	310,640	$	277,038
Tangible common stockholders' equity:						
Total stockholders' equity	$	765,816	$	836,382	$	805,464
Less: Preferred stock		—		10,438		10,438
Less: Goodwill		148,353		148,353		148,353
Less: Core deposit intangibles and other intangibles		10,534		17,205		24,278
Tangible common stockholders' equity	$	606,929	$	660,386	$	622,395
Tangible assets:						
Total assets	$	7,362,941	$	6,696,172	$	6,390,652
Less: Goodwill		148,353		148,353		148,353
Less: Core deposit intangibles and other intangibles		10,534		17,205		24,278
Tangible assets	$	7,204,054	$	6,530,614	$	6,218,021
Average tangible common stockholders' equity:						
Average total stockholders' equity	$	776,225	$	820,017	$	784,578
Less: Average preferred stock		2,459		10,438		10,438
Less: Average goodwill		148,353		148,353		148,353
Less: Average core deposit intangibles and other intangibles		13,850		20,689		28,095
Average tangible common stockholders' equity	$	611,563	$	640,537	$	597,692
Average tangible assets:						
Average total assets	$	7,018,779	$	6,642,131	$	6,140,143
Less: Average goodwill		148,353		148,353		148,353
Less: Average core deposit intangibles and other intangibles		13,850		20,689		28,095
Average tangible assets	$	6,856,576	$	6,473,089	$	5,963,695
Tangible net income available to common stockholders:						
Net income available to common stockholders	$	87,758	$	92,002	$	36,684
Add: After-tax intangible asset amortization		4,890		5,147		5,501
Tangible net income available to common stockholders	$	92,648	$	97,149	$	42,185
Adjusted Tangible net income available to common stockholders:						
Tangible net income available to common stockholders	$	92,648	$	97,149	$	42,185
Impairment charges on assets held for sale and ROU asset		372		16,430		4,769
Merger-related expense		538		—		—
Tax benefit on significant items		(118)		(4,462)		(1,328)
Adjusted tangible net income available to common stockholders	$	93,440	$	109,117	$	45,626

(dollars in thousands, except share and per share data)		As of or for the years ended December 31,				
		2022		**2021**		**2020**
Pre-tax pre-provision return on average assets:						
Pre-tax pre-provision net income	$	138,562	$	125,185	$	108,344
Total average assets		7,018,779		6,642,131		6,140,143
Pre-tax pre-provision return on average assets		1.97%		1.88%		1.76%
Adjusted Pre-tax pre-provision return on average assets:						
Adjusted pre-tax pre-provision net income	$	139,472	$	141,615	$	113,113
Total average assets		7,018,779		6,642,131		6,140,143
Adjusted pre-tax pre-provision return on average assets:		1.99%		2.13%		1.84%
Net interest margin, fully taxable equivalent						
Net interest income, fully taxable equivalent	$	266,245	$	237,426	$	215,770
Total average interest-earning assets		6,630,464		6,148,841		5,659,360
Net interest margin, fully taxable equivalent		4.01%		3.86%		3.81%
Non-interest income to total revenues:						
Non-interest income	$	57,314	$	74,253	$	62,060
Total revenues		322,644		310,640		277,038
Non-interest income to total revenues		17.76%		23.90%		22.40%
Adjusted non-interest expense to average assets:						
Adjusted non-interest expense	$	183,172	$	169,025	$	163,925
Total average assets		7,018,779		6,642,131		6,140,143
Adjusted non-interest expense to average assets		2.61%		2.54%		2.67%
Adjusted efficiency ratio:						
Adjusted non-interest expense excluding amortization of intangible assets	$	176,501	$	161,952	$	156,301
Total revenues		322,644		310,640		277,038
Adjusted efficiency ratio		54.70%		52.14%		56.42%
Adjusted return on average assets:						
Adjusted net income	$	88,746	$	104,753	$	40,908
Total average assets		7,018,779		6,642,131		6,140,143
Adjusted return on average assets		1.26%		1.58%		0.67%
Adjusted return on average stockholders' equity:						
Adjusted net income	$	88,746	$	104,753	$	40,908
Average stockholders' equity		776,225		820,017		784,578
Adjusted return on average stockholders' equity		11.43%		12.77%		5.21%
Tangible common equity to tangible assets:						
Tangible common equity	$	606,929	$	660,386	$	622,395
Tangible assets		7,204,054		6,530,614		6,218,021
Tangible common equity to tangible assets		8.42%		10.11%		10.01%
Return on average tangible common stockholders' equity:						
Tangible net income available to common stockholders	$	92,648	$	97,149	$	42,185
Average tangible common stockholders' equity		611,563		640,537		597,692
Return on average tangible common stockholders' equity:		15.15%		15.17%		7.06%
Adjusted return on average tangible common stockholders' equity:						
Adjusted tangible net income available to common stockholders	$	93,440	$	109,117	$	45,626
Average tangible common stockholders' equity		611,563		640,537		597,692
Adjusted return on average tangible common stockholders' equity		15.28%		17.04%		7.63%
Tangible book value per share:						
Tangible common equity	$	606,929	$	660,386	$	622,395
Common shares outstanding		37,492,775		37,713,903		38,618,054
Tangible book value per share	$	16.19	$	17.51	$	16.12

Results of Operations

Net interest income

Net interest income, representing interest income less interest expense, is a significant contributor to our revenues and earnings. We generate interest income from interest and dividends on interest-earning assets, which include loans, leases and investment securities we own. We incur interest expense from interest paid on interest-bearing liabilities, which include interest-bearing deposits, subordinated notes, junior subordinated debentures and other borrowings. To evaluate net interest income, we measure and monitor (i) yields on our loans and other interest-earning assets, (ii) the costs of our deposits and other funding sources, (iii) our net interest spread and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources.

We also recognize income from the accretable discounts associated with the purchase of interest-earning assets. Because of our recapitalization and acquisitions, we derive a portion of our interest income from the accretable discounts on purchased credit deteriorated and acquired non-credit-deteriorated loans. The accretion is generally recognized over the life of the loan. As of December 31, 2022, purchased credit deteriorated loans accounted for under ASC Topic 326 represented 1.4% of our total loan portfolio, compared to 2.8 % at December 31, 2021.

Changes in the market interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities, are the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. In addition, our interest income includes the accretion of the discounts on our purchased credit deteriorated and acquired non-credit-deteriorated loans, which will also affect our net interest spread, net interest margin and net interest income.

The following tables present, for the periods indicated, information about (i) average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Yields have been calculated on a pre-tax basis (dollars in thousands):

| | Year Ended December 31, | | | | | | | | |
| | 2022 | | | 2021 | | | 2020 | | |
	Average Balance[5]	Interest Inc / Exp	Average Yield / Rate	Average Balance[5]	Interest Inc / Exp	Average Yield / Rate	Average Balance[5]	Interest Inc / Exp	Average Yield / Rate
ASSETS									
Cash and cash equivalents	$ 76,978	$ 547	0.71%	$ 69,338	$ 117	0.17%	$ 46,508	$ 228	0.49%
Loans and leases[1]	5,073,288	273,412	5.39%	4,518,836	222,993	4.93%	4,196,708	208,788	4.98%
Taxable securities	1,316,147	24,156	1.84%	1,376,045	21,909	1.59%	1,287,480	27,233	2.12%
Tax-exempt securities[2]	164,051	4,359	2.66%	184,622	4,946	2.68%	128,664	3,773	2.93%
Total interest-earning assets	$ 6,630,464	$ 302,474	4.56%	$ 6,148,841	$ 249,965	4.07%	$ 5,659,360	$ 240,022	4.24%
Allowance for credit losses - loans and leases	(74,233)			(63,351)			(48,688)		
All other assets	462,548			556,641			529,471		
TOTAL ASSETS	$ 7,018,779			$ 6,642,131			$ 6,140,143		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits									
Interest checking	$ 593,903	$ 3,572	0.60%	$ 622,147	$ 883	0.14%	$ 469,418	$ 938	0.20%
Money market accounts	1,357,371	10,484	0.77%	1,073,970	1,285	0.12%	1,132,978	4,238	0.37%
Savings	658,968	649	0.10%	610,953	289	0.05%	520,472	252	0.05%
Time deposits	691,650	5,091	0.74%	722,974	2,045	0.28%	940,165	11,196	1.19%
Total interest-bearing deposits	3,301,892	19,796	0.60%	3,030,044	4,502	0.15%	3,063,033	16,624	0.54%
Other borrowings	478,374	9,308	1.95%	525,078	1,663	0.32%	542,459	3,314	0.61%
Federal funds purchased	630	14	2.32%	—	—	0.00%	478	4	0.93%
Subordinated notes and debentures	110,723	7,111	6.42%	110,108	6,374	5.79%	72,188	4,310	5.97%
Total borrowings	589,727	16,433	2.79%	635,186	8,037	1.27%	615,125	7,628	1.24%
Total interest-bearing liabilities	$ 3,891,619	$ 36,229	0.93%	$ 3,665,230	$ 12,539	0.34%	$ 3,678,158	$ 24,252	0.66%
Non-interest bearing demand deposits	2,236,615			2,085,454			1,624,754		
Other liabilities	114,320			71,430			52,653		
Total stockholders' equity	776,225			820,017			784,578		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,018,779			$ 6,642,131			$ 6,140,143		
Net interest spread[3]			3.63%			3.73%			3.58%
Net interest income, fully taxable equivalent		$ 266,245			$ 237,426			$ 215,770	
Net interest margin, fully taxable equivalent[2][4]			4.01%			3.86%			3.81%
Tax-equivalent adjustment		915	0.01%		1,039	0.02%		792	0.01%
Net interest income		$ 265,330			$ 236,387			$ 214,978	
Net interest margin[4]			4.00%			3.84%			3.80%
Net loan accretion impact on margin		$ 4,555	0.07%		$ 6,451	0.10%		$ 13,058	0.23%

(1) Loan and lease balances are net of deferred origination fees and costs and initial direct costs. Non-accrual loans and leases are included in total loan and lease balances.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.
(3) Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4) Represents net interest income divided by total average interest-earning assets.
(5) Average balances are average daily balances.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the periods shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes applicable to both volume and rate have been allocated to volume. Yields have been calculated on a pre-tax basis. The tables below are a summary of the increases and decreases in interest income and interest expense resulting from changes in average balances (volume) and changes in average interest rates (dollars in thousands):

| | Year Ended December 31, | | | | | |
| | 2022 Compared to 2021 | | | 2021 Compared to 2020 | | |
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
Interest income						
Cash and cash equivalents	$ 56	$ 374	430	$ 38	$ (149)	$ (111)
Loans and leases[1]	29,632	20,787	50,419	16,303	(2,098)	14,205
Taxable securities	(1,193)	3,440	2,247	1,499	(6,823)	(5,324)
Tax-exempt securities[2]	(550)	(37)	(587)	1,494	(321)	1,173
Total interest income	$ 27,945	$ 24,564	$ 52,509	$ 19,334	$ (9,391)	$ 9,943
Interest expense						
Deposits						
Interest checking	$ (173)	$ 2,862	$ 2,689	$ 227	$ (282)	$ (55)
Money market accounts	2,218	6,981	9,199	(121)	(2,832)	(2,953)
Savings	55	305	360	37	0	37
Time deposits	(280)	3,326	3,046	(595)	(8,556)	(9,151)
Total interest-bearing deposits	1,820	13,474	15,294	(452)	(11,670)	(12,122)
Other borrowings	(914)	8,559	7,645	(78)	(1,573)	(1,651)
Federal funds purchased	14	—	14	(4)	—	(4)
Subordinated notes and debentures	40	697	737	2,357	(293)	2,064
Total borrowings	(860)	9,256	8,396	2,275	(1,866)	409
Total interest expense	$ 960	$ 22,730	$ 23,690	$ 1,823	$ (13,536)	$ (11,713)
Net interest income	$ 26,985	$ 1,834	$ 28,819	$ 17,511	$ 4,145	$ 21,656

(1) Includes loans and leases on non-accrual status.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Net interest income for the year ended December 31, 2022 was $265.3 million, an increase of $28.9 million, or 12.2% compared to 2021. The increase in interest income of $52.5 million was principally a result of an increase in the average loan and lease portfolio balance and higher yields on loans and leases. The average balance of interest-earning assets was $6.6 billion for the year ended December 31, 2022, an increase of $481.6 million, or 7.8%, compared to 2021, primarily due to growth in our loan and lease portfolios. Interest expense increased by $23.7 million for the year ended December 31, 2022 compared to 2021, mostly due to increased rates paid on time deposits. Average total interest-bearing deposits increased $271.8 million, or 9.0% year over year.

Interest expense on borrowings for the year ended December 31, 2022 was $16.4 million compared to $8.0 million for the year ended December 31, 2021, an increase of $8.4 million, or 104.5%. This increase was primarily driven by increases in rates paid on borrowed funds.

The net interest margin for the year ended December 31, 2022 was 4.00%, an increase of 16 basis points compared to 3.84% for the year ended December 31, 2021. The average yield on interest-earning assets increased 49 basis points for the year ended December 31, 2022 compared to the year ended December 31, 2021, while the average rate paid on interest-bearing liabilities increased by 59 basis points, for a decrease in the interest rate spread of 10 basis points.

Provision for credit losses

The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is appropriate to provide coverage for current expected credit losses in the loan and lease portfolio. The allowance for credit losses is increased by the provision for credit losses and is decreased by charge-offs, net of recoveries on prior charge-offs.

Provisions for credit losses for the year ended December 31, 2022 were $23.9 million compared to $973,000 for the year ended December 31, 2021, an increase of $22.9 million. The increase reflects increased provisions related to loan and lease portfolio growth, qualitative adjustments to address economic uncertainty and to address the negative credit impact of increased interest rates based on portfolio classification, and migration of individually evaluated loans from the collectively evaluated portfolio. The ACL as a percentage of loans and leases increased from 1.21% at December 31, 2021 to 1.51% at December 31, 2022.

Non-interest income

Non-interest income was $57.3 million for the year ended December 31, 2022, compared to $74.3 million for the year ended December 31, 2021, a decrease of $16.9 million or 22.8%. The decrease in non-interest income was mostly due to an decrease in net gains on sale of loans.

The following table presents the major components of our non-interest income for the periods indicated (dollars in thousands):

| | Year ended December 31, | | | 2022 compared to 2021 | | 2021 compared to 2020 | |
	2022	2021	2020	$ Change	% Change	$ Change	% Change
Fees and service charges on deposits	$ 8,152	$ 7,254	$ 6,471	$ 898	12.4%	$ 783	12.1%
Loan servicing revenue	13,479	12,693	11,319	786	6.2%	1,374	12.1%
Loan servicing asset revaluation	(11,743)	(6,658)	(4,951)	(5,085)	76.4%	(1,707)	34.5%
ATM and interchange fees	4,437	4,476	4,165	(39)	(0.9)%	311	7.5%
Net gains on sales of securities available-for-sale	50	1,435	5,301	(1,385)	(96.5)%	(3,866)	(72.9)%
Change in fair value of equity securities, net	(603)	(62)	729	(541)	NM	(791)	(108.5)%
Net gains on sales of loans	31,899	46,274	33,349	(14,375)	(31.1)%	12,925	38.8%
Wealth management and trust income	3,807	3,069	2,680	738	24.0%	389	14.5%
Other non-interest income	7,836	5,772	2,997	2,064	35.8%	2,775	92.6%
Total non-interest income	$ 57,314	$ 74,253	$ 62,060	$ (16,939)	(22.8)%	$ 12,193	19.6%

NM - Not meaningful

Fees and service charge on deposits was $8.2 million for the year ended December 31, 2022, compared to $7.3 million for the year ended December 31, 2021, an increase of $898,000 or 12.4%. The increase was a result of higher average balances of deposits.

Loan servicing revenue was $13.5 million for the year ended December 31, 2022, compared to $12.7 million for the year ended December 31, 2021, an increase of $786,000, or 6.2%. The increase was primarily driven by an increase in total loans serviced due to additional U.S. government guaranteed loans sold with retained servicing rights. At December 31, 2022 and 2021, the outstanding balances of U.S. government guaranteed loans serviced, was $1.7 billion.

Loan servicing asset revaluation represents net changes in the fair value of our servicing assets. Loan servicing asset revaluation had a downward adjustment of $11.7 million for the year ended December 31, 2022, compared to a downward adjustment of $6.7 million for the year ended December 31, 2021, an increase of $5.1 million, or 76.4%. The variance was primarily driven by the change in fair value of the servicing asset as a result of changes to valuation assumptions, including prepayment speeds, discount rates, and expected average loan life on U.S. government guaranteed loans based on the current interest rate environment.

Gains on sales of securities were $50,000 for the year ended December 31, 2022 compared to $1.4 million for the year ended December 31, 2021, a decrease of $1.4 million or 96.5%. The variance was due to sales volume and changing market conditions. We sold $23.2 million and $201.5 million of securities during the years ended December 31, 2022 and 2021, respectively.

Net gains on sales of loans were $31.9 million for the year ended December 31, 2022 compared to $46.3 million for the year ended December 31, 2021, a decrease of $14.4 million, or 31.1%. The decrease in net gains on sales was primarily driven by lower volume of government guaranteed loans sold and lower market premiums for government guaranteed loans. We sold $382.2 million and $392.6 million of U.S. government guaranteed loans during the years ended December 31, 2022 and 2021, respectively.

Wealth management and trust income represents fees charged to customers for investment, trust, or wealth management services and are primarily determined by total assets under administration. Wealth management and trust income was $3.8 million for the year ended December 31, 2022 compared to $3.1 million for the year ended December 31, 2021, an increase of $738,000 or 24.0% primarily due to an increase in non-recurring revenue. Assets under administration were $548.7 million and $663.4 million as of December 31, 2022 and 2021, respectively.

Other non-interest income was $7.8 million for the year ended December 31, 2022 compared to $5.8 million for the year ended December 31, 2021, an increase of $2.1 million or 35.8%. Customer derivative products fee income was $2.7 million for the year ended December 31, 2022 compared to $1.5 million for the year ended December 31, 2021, an increase of $1.2 million. Increase in cash surrender value of bank owned life insurance was $2.1 million for the year ended December 31, 2022 compared to $1.5 million for the year ended December 31, 2021, an increase of $582,000.

Non-interest expense

We reported non-interest expense for the year ended December 31, 2022 of $184.1 million compared to $185.5 million for the year ended December 31, 2021, a decrease of $1.4 million or 0.7%. The decrease was primarily due to decreases in impairment charges on assets held for sale, loan and lease related expenses, and occupancy expense, net. These were offset by increases in salaries and employee benefits.

The following table presents the major components of our non-interest expense for the periods indicated (dollars in thousands):

	Year ended December 31,			2022 compared to 2021		2021 compared to 2020	
	2022	2021	2020	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$ 118,051	$ 101,222	$ 89,756	$ 16,829	16.6%	$ 11,466	12.8%
Occupancy expense, net	13,197	16,553	19,402	(3,356)	(20.3)%	(2,849)	(14.7)%
Equipment expense	3,791	4,059	3,555	(268)	(6.6)%	504	14.2%
Impairment charge on assets held for sale	372	12,332	4,769	(11,960)	(97.0)%	7,563	158.6%
Loan and lease related expenses	1,707	5,957	5,955	(4,250)	(71.3)%	2	0.0%
Legal, audit and other professional fees	10,357	10,198	8,138	159	1.6%	2,060	25.3%
Data processing	13,358	11,780	10,900	1,578	13.4%	880	8.1%
Net loss recognized on other real estate owned and other related expenses	708	1,078	1,819	(370)	(34.3)%	(741)	(40.7)%
Regulatory assessments	2,953	1,717	2,221	1,236	72.0%	(504)	(22.7)%
Other intangible assets amortization expense	6,671	7,073	7,624	(402)	(5.7)%	(551)	(7.2)%
Advertising and promotions	2,825	1,800	1,287	1,025	56.9%	513	39.9%
Telecommunications	918	1,155	1,728	(237)	(20.5)%	(573)	(33.2)%
Other non-interest expense	9,174	10,531	11,540	(1,357)	(12.9)%	(1,009)	(8.7)%
Total non-interest expense	$ 184,082	$ 185,455	$ 168,694	$ (1,373)	(0.7)%	$ 16,761	9.9%

Salaries and employee benefits expense for the year ended December 31, 2022 was $118.1 million compared to $101.2 million for the year ended December 31, 2021, an increase of $16.8 million or 16.6%, primarily due to increased incentive compensation expense.

Occupancy expense for the year ended December 31, 2022 was $13.2 million compared to $16.6 million for the year ended December 31, 2021, a decrease of $3.4 million, or 20.3%. The decrease was primarily a result of decreased rental expense, and a decrease in real estate taxes.

Equipment expense for the year ended December 31, 2022 was $3.8 million compared to $4.1 million for the year ended December 31, 2021, a decrease of $504,000 or 6.6%. The decrease was primarily a result of decreased repair and maintenance expense.

Impairment charge on assets held for sale was $372,000 for the year ended December 31, 2022 compared to $12.3 million for the year ended December 31, 2021, a decrease of $12.0 million. The decrease was primarily a result of impairments taken as part of our strategic branch consolidation efforts and real estate strategy during 2021.

Legal, audit and other professional fees for the year ended December 31, 2022 were $10.4 million compared to $10.2 million for the year ended December 31, 2021, an increase of $159,000.0 or 1.6%. The slight increase is driven by increases in legal fees.

Data processing expense for the year ended December 31, 2022 was $13.4 million compared to $11.8 million for the year ended December 31, 2021, an increase of $1.6 million or 13.4% primarily due to increases to technology related spending.

Net loss recognized on other real estate owned and other related expenses were $708,000 for the year ended December 31, 2022 compared to $1.1 million for the year ended December 31, 2021, a decrease in expense of $370,000, or 34.3%. The variance was primarily due to decreased losses on other real estate owned assets.

Regulatory assessments for the year ended December 31, 2022 were $3.0 million compared to $1.7 million for the year ended December 31, 2021, an increase of $1.2 million, or 72.0%. The increase was primarily driven by an increase in FDIC insurance assessments.

Advertising and promotions for the year ended December 31, 2022 were $2.8 million compared to $1.8 million for the year ended December 31, 2021, an increase of $1.0 million or 56.8%, primarily due to an increase in advertising campaigns.

Telecommunications expense for the year ended December 31, 2022 was $918,000 compared to $1.2 million for the year ended December 31, 2021, a decrease of $237,000 or 20.5%. The decrease was primarily a result of our cost savings initiatives.

Other non-interest expense for the year ended December 31, 2022 was $9.2 million compared to $10.0 million for the year ended December 31, 2021, a decrease of $873,000, or 8.7%. The decrease was primarily a result of decreased general expenses.

For the years ended December 31, 2022 and 2021 , our efficiency ratio was 54.99% and 57.27%, respectively. The improvement in our efficiency ratio was primarily attributable to increased net interest income. For the years ended December 31, 2022 and 2021, our adjusted efficiency ratio was 54.70% and 51.98%, respectively. Please refer to the "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" included in Item 6 of this report, for more information on how our adjusted efficiency ratio is calculated.

Income Taxes

Income tax expense was $26.7 million for the year ended December 31, 2022, compared to $31.4 million for the year ended December 31, 2021. The decrease in income tax expense was primarily due to decreased income before provision for income taxes during 2022.

Our effective tax rate was 23.3% for the year ended December 31, 2022 and 25.3% for the year ended December 31, 2021. The decrease in our effective tax rate was primarily driven by a reduction in state income tax rate, net of federal benefit. We expect our effective tax rate for 2023 to be approximately 25% to 27%.

Financial Condition

Balance sheet analysis

Our total assets increased by $666.8 million, or 10.0%, to $7.4 billion at December 31, 2022, compared to $6.7 billion at December 31, 2021. The increase in total assets includes an increase of $884.1 million, or 19.5%, in loans and leases from $4.5 billion at December 31, 2021 to $5.4 billion at December 31, 2022. Our originated loan and lease portfolio increased by $1.0 billion and our purchased credit deteriorated and acquired non-credit-deteriorated loan and lease portfolio decreased by $152.3 million. The increase in our originated portfolio was mostly attributed to organic loan and lease growth. The decrease in our acquired portfolio was due to renewals reflected in originated loans, payoffs and pay downs during the year.

Total liabilities increased by $737.3 million, or 12.6%, to $6.6 billion at December 31, 2022 compared to $5.9 billion at December 31, 2021. The increase is a result of an increase in total deposits of $540.1 million, or 10.5%, primarily attributed growth in interest bearing deposits.

Investment portfolio

Our investment securities portfolio consists of securities classified as equity and other securities, at fair value, available-for-sale, and held-to-maturity. There were no securities classified as trading in our investment portfolio as of or for the years ended December 31, 2022 and 2021. All available-for sale securities are carried at fair value and may be used for liquidity purposes should management consider it to be in our best interest. Securities available-for-sale consist primarily of residential mortgage-backed securities, commercial mortgage-backed securities and U.S. government agencies securities.

Securities available-for-sale decreased $280.1 million, or 19.3%, from $1.5 billion at December 31, 2021 to $1.2 billion at December 31, 2022, primarily due to decreases in the in fair value of securities.

Our held-to-maturity securities portfolio consists of municipal securities. We carry these securities at amortized cost. Securities held-to-maturity were $2.7 million and $3.9 million at December 31, 2022 and 2021, respectively.

The fair value of our equity and other securities portfolio was $8.0 million at December 31, 2022, and $10.6 million at December 31, 2021.

The following tables summarize the fair value of the available-for-sale and held-to-maturity securities portfolio as of the dates presented (dollars in thousands):

| | December 31, 2022 | | December 31, 2021 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale				
U.S. Treasury Notes	$ 42,430	$ 40,723	$ 18,447	$ 18,476
U.S. Government agencies	150,524	130,364	141,096	139,390
Obligations of states, municipalities, and political subdivisions	68,019	61,876	86,454	89,636
Residential mortgage-backed securities				
Agency	707,157	595,796	756,549	743,656
Non-agency	130,654	106,249	146,499	145,236
Commercial mortgage-backed securities				
Agency	191,172	157,030	214,417	213,551
Corporate securities	45,302	41,436	65,814	67,346
Asset-backed securities	43,085	40,957	37,206	37,251
Total	$ 1,378,343	$ 1,174,431	$ 1,466,482	$ 1,454,542

| | December 31, 2022 | | December 31, 2021 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held-to-maturity				
Obligations of states, municipalities, and political subdivisions	$ 2,705	$ 2,672	$ 3,885	$ 3,992
Total	$ 2,705	$ 2,672	$ 3,885	$ 3,992

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2022, we evaluated the securities which had an unrealized loss for credit losses and determined there were none. There were 280 investment securities with unrealized losses at December 31, 2022. We anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not more likely than not that we will be required to sell them before recovery of their amortized cost basis, which may be at maturity.

The following table (dollars in thousands) set forth certain information regarding contractual maturities and the weighted average yields of our debt securities as of December 31, 2022. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

| | Maturity as of December 31, 2022 | | | | | | | |
| | Due in One Year or Less | | Due from One to Five Years | | Due from Five to Ten Years | | Due after Ten Years | |
	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]
Available-for-sale								
U.S. Treasury Notes	$ —	0.00%	$ 42,430	2.34%	$ —	0.00%	$ —	0.00%
U.S. government agencies	—	0.00%	47,542	1.41%	91,133	1.71%	11,849	3.25%
Obligations of states, municipalities, and political subdivisions	2,894	2.75%	16,043	2.71%	10,901	3.09%	38,181	2.25%
Residential mortgage-backed securities								
Agency	125	1.41%	9,044	1.69%	89,814	1.57%	608,174	1.46%
Non-agency	—	0.00%	—	0.00%	—	0.00%	130,654	2.14%
Commercial mortgage-backed securities								
Agency	—	0.00%	—	0.00%	13,297	1.63%	177,875	2.05%
Corporate securities	—	0.00%	7,157	4.30%	38,145	3.75%	—	0.00%
Asset-backed securities	—	0.00%	—	0.00%	43,085	4.24%	—	0.00%
Total	$ 3,019	2.69%	$ 122,216	2.09%	$ 286,375	2.37%	$ 966,733	1.72%

	Maturity as of December 31, 2022							
	Due in One Year or Less		Due from One to Five Years		Due from Five to Ten Years		Due after Ten Years	
	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]	Amortized Cost	Weighted Average Yield[1]
Held-to-maturity								
Obligations of states, municipalities, and political subdivisions	$ 1,547	2.62%	$ 1,158	2.75%	$ —	0.00%	$ —	0.00%
Total	$ 1,547	2.62%	$ 1,158	2.75%	$ —	0.00%	$ —	0.00%

(1) The weighted average yields are based on amortized cost.

As of December 31, 2022 and 2021, investment securities indexed to LIBOR were $43.5 million and $58.2 million, respectively.

Total non-taxable securities classified as obligations of states, municipalities and political subdivisions were $43.8 million at December 31, 2022, a decrease of $17.8 million from December 31, 2021.

There were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, with total outstanding balances greater than 10% of our stockholders' equity as of December 31, 2022 and 2021.

Restricted stock

As a member of the Federal Home Loan Bank system, Byline Bank is required to maintain an investment in the capital stock of the FHLB. No market exists for this stock, and it has no quoted market value. The stock is redeemable at par by the FHLB and is, therefore, carried at cost. In addition, Byline Bank owns stock of Bankers' Bank, which is redeemable at par and carried at cost. As of December 31, 2022 and 2021, we held $28.2 million and $22.0 million, respectively, in FHLB and Bankers' Bank stock. We evaluate impairment of our investment in FHLB and Bankers' Bank based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. We did not identify any indicators of impairment of FHLB and Bankers' Bank stock as of December 31, 2022 and 2021.

Loan and lease portfolio

Lending-related income is the most important component of our net interest income and is the main driver of the results of our operations. Total loans and leases at December 31, 2022 and 2021 were $5.4 billion and $4.5 billion, respectively, an increase of $884.1 million or 19.5%. The growth in the originated loan and lease portfolio was primarily driven by increases in commercial and industrial loans and leases, commercial real estate, and leasing financing receivables. Purchased credit deteriorated loans and acquired non-credit-deteriorated loans and leases were $290.5 million at December 31, 2022 a decrease of $152.3 million or 34.4%, compared to $442.8 million at December 31, 2021. The decrease in the purchased credit deteriorated and acquired non-credit-deteriorated loan and lease portfolio was driven by renewals that are reflected within originated loans, payoffs, and maturities during the period.

We strive to maintain a relatively diversified loan and lease portfolio to help reduce the risk inherent in concentration in certain types of collateral. Our exposure to certain industries as of December 31, 2022 represents the following percentages of the portfolio: 35.9% real estate, 14.3% manufacturing, 7.4% wholesale trade, 6.8% finance and insurance, 6.1% retail trade, and all other industries represent less than 5% of the portfolio or 29.4% of the total loan and lease portfolio. As of December 31, 2022, the loan portfolio included $420.8 million of unguaranteed SBA 7(a) and USDA loans with exposure to the following top three industries: 16.5% retail trade, 14.1% accommodation and food services and 12.0% manufacturing. The following table shows our allocation of originated, purchased credit deteriorated, and acquired non-credit-deteriorated loans and leases as of the dates presented (dollars in thousands):

| | December 31, | | | |
| | 2022 | | 2021 | |
	Amount	% of Total	Amount	% of Total
Originated loans and leases				
Commercial real estate	$ 1,712,152	31.6%	$ 1,379,000	30.4%
Residential real estate	426,226	7.9%	379,796	8.4%
Construction, land development, and other land	438,617	8.1%	323,886	7.1%
Commercial and industrial	2,029,855	37.5%	1,534,745	33.8%
Paycheck Protection Program	761	0.0%	123,712	2.7%
Installment and other	1,410	0.0%	940	0.0%
Leasing financing receivables	521,689	9.6%	352,247	7.8%
Total originated loans and leases	$ 5,130,710	94.7%	$ 4,094,326	90.2%
Purchased credit deteriorated loans				
Commercial real estate	$ 45,143	0.8%	$ 72,160	1.6%
Residential real estate	32,228	0.6%	49,401	1.1%
Construction, land development, and other land	372	0.0%	1,312	0.0%
Commercial and industrial	2,192	0.0%	4,014	0.1%
Installment and other	140	0.0%	164	0.0%
Total purchased credit deteriorated loans	$ 80,075	1.4%	$ 127,051	2.8%
Acquired non-credit-deteriorated loans and leases				
Commercial real estate	$ 152,193	2.8%	$ 214,588	4.7%
Residential real estate	31,508	0.6%	51,317	1.1%
Construction, land development, and other land	-	0.0%	201	0.1%
Commercial and industrial	24,266	0.5%	43,202	1.0%
Installment and other	209	0.0%	264	0.0%
Leasing financing receivables	2,297	0.0%	6,179	0.1%
Total acquired non-credit-deteriorated loans and leases	$ 210,473	3.9%	$ 315,751	7.0%
Total loans and leases	$ 5,421,258	100.0%	$ 4,537,128	100.0%
Allowance for credit losses - loans and leases	(81,924)		(55,012)	
Total loans and leases, net of allowance for credit losses - loans and leases	$ 5,339,334		$ 4,482,116	

Loans collateralized by real estate comprised 52.4% and 54.5% of the loan and lease portfolio at December 31, 2022 and 2021, respectively. Commercial real estate loans comprised the largest portion of the real estate loan portfolio as of December 31, 2022 and 2021, and totaled $1.9 billion, or 67.3%, of real estate loans and 35.2% of the total loan and lease portfolio at December 31, 2022. At December 31, 2021, commercial real estate loans totaled $1.7 billion and comprised 67.4% of real estate loans and 36.7% of the total loan and lease portfolio. Purchased credit deteriorated commercial real estate loans decreased from $72.2 million as of December 31, 2021 to $45.1 million as of December 31, 2022, or 37.4%. At December 31, 2022 and 2021, commercial real estate loans, including both owner-occupied and non-owner occupied, as a percentage of total capital were 313.4% and 302.5%, respectively. Non-owner occupied commercial real estate loans were $736.7 million and $637.1 million, or 86.6% and 84.6% of total capital, at December 31, 2022 and 2021, respectively.

Residential real estate loans totaled $490.0 million at December 31, 2022 compared to $480.5 million at December 31, 2021, an increase of $9.4 million or 2.0%. The residential real estate loan portfolio comprised 17.3% and 19.4% of real estate loans as of December 31, 2022 and 2021, respectively, and 9.0% and 10.7% of total loans and leases at December 31, 2022 and 2021, respectively. Purchased credit deteriorated residential real estate loans decreased from $49.4 million as of December 31, 2021 to $32.2 million as of December 31, 2022, or 34.8%.

Construction, land development and other land loans totaled $439.0 million at December 31, 2022 compared to $325.4 million at December 31, 2021, an increase of $113.6 million or 34.9%. The construction, land development and other land loan portfolio comprised 15.5% and 13.2% of real estate loans as of December 31, 2022 and 2021, respectively, and 8.1% and 7.2% of the total loan and lease portfolio as of December 31, 2022 and 2021, respectively.

Commercial and industrial loans totaled $2.1 billion and $1.6 billion at December 31, 2022 and 2021, respectively, an increase of $474.4 million, or 30.0%, primarily due to organic growth. The commercial and industrial loan portfolio comprised 37.9% and 34.9% of the total loan and lease portfolio as of December 31, 2022 and 2021, respectively.

Paycheck Protection Program ("PPP") loans totaled $761,000, or less than 0.1% of total loans and leases, at December 31, 2022 compared to $123.7 million, or 2.7% of total loans and leases, at December 31, 2021. PPP loans decreased $123.0 million, or 99.4%, primarily as a result of SBA loan forgiveness.

Lease financing receivables comprised 9.7% and 7.9% of the loan and lease portfolio as of December 31, 2022 and 2021, respectively. Total lease financing receivables were $524.0 million and $358.4 million at December 31, 2022 and 2021, respectively, an increase of $165.6 million, or 46.2%, primarily due to higher origination levels.

Loan and lease portfolio maturities and interest rate sensitivity

The following table shows our loan and lease portfolio by scheduled maturity at December 31, 2022 (dollars in thousands):

	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
Originated loans and leases									
Commercial real estate	$ 44,992	$ 127,654	$ 574,285	$ 270,160	$ 349,288	$ 174,107	$ 9,792	$ 161,874	$ 1,712,152
Residential real estate	11,771	18,939	98,080	82,423	50,903	95,163	65,463	3,484	426,226
Construction, land development, and other land	13,072	96,905	11,706	281,521	27,882	7,531	—	—	438,617
Commercial and industrial	32,986	417,747	201,039	833,745	189,974	312,531	32,885	8,948	2,029,855
Paycheck Protection Program	—	—	761	—	—	—	—	—	761
Installment and other	223	—	542	383	262	—	—	—	1,410
Leasing financing receivables	12,505	—	456,995	—	52,189	—	—	—	521,689
Total originated loans and leases	$ 115,549	$ 661,245	$ 1,343,408	$ 1,468,232	$ 670,498	$ 589,332	$ 108,140	$ 174,306	$ 5,130,710
Purchased credit deteriorated loans									
Commercial real estate	$ 19,327	$ —	$ 17,753	$ 267	$ 4,537	$ 2,491	$ 473	$ 295	$ 45,143
Residential real estate	5,196	16	11,101	585	7,628	718	5,226	1,758	32,228
Construction, land development, and other land	301	—	71	—	—	—	—	—	372
Commercial and industrial	432	78	1,678	4	—	—	—	—	2,192
Installment and other	2	—	27	—	111	—	—	—	140
Total purchased credit deteriorated loans	$ 25,258	$ 94	$ 30,630	$ 856	$ 12,276	$ 3,209	$ 5,699	$ 2,053	$ 80,075
Acquired non-credit-deteriorated loans and leases									
Commercial real estate	$ 13,163	$ 83	$ 62,642	$ 20,138	$ 22,302	$ 8,362	$ 2,575	$ 22,928	$ 152,193
Residential real estate	7,788	5,312	6,641	1,302	1,680	2,525	759	5,501	31,508
Construction, land development, and other land	—	—	—	—	—	—	—	—	—
Commercial and industrial	3,489	162	5,805	11,579	1,586	1,200	—	445	24,266
Installment and other	134	61	14	—	—	—	—	—	209
Leasing financing receivables	766	—	1,531	—	—	—	—	—	2,297
Total acquired non-credit-deteriorated loans and leases	$ 25,340	$ 5,618	$ 76,633	$ 33,019	$ 25,568	$ 12,087	$ 3,334	$ 28,874	$ 210,473
Total loans and leases	$ 166,147	$ 666,957	$ 1,450,671	$ 1,502,107	$ 708,342	$ 604,628	$ 117,173	$ 205,233	$ 5,421,258

As of December 31, 2022, 45.2% of the loan and lease portfolio bears interest at fixed rates and 54.8% at floating rates. In addition, $2.1 billion, or 37.7%, of the loan and lease portfolio had interest rate floors. The expected life of our loan portfolio will differ from contractual maturities because borrowers may have the right to curtail or prepay their loans with or without penalties. Because a portion of the portfolio is accounted for under ASC 326, the carrying value is significantly affected by estimates and it is impracticable to allocate scheduled payments for those loans based on those estimates. Consequently, the tables presented include information limited to contractual maturities of the underlying loans. As of December 31, 2022, we had $731.2 million in loans indexed to LIBOR and $925.3 million in loans indexed to SOFR.

Allowance for credit losses - loans and leases

The ACL is determined by us on a quarterly basis, although we are engaged in monitoring the appropriate level of the allowance on a more frequent basis. The ACL reflects management's estimate of current expected credit losses inherent in the loan and lease portfolios. The computation includes elements of judgment and high levels of subjectivity.

Factors considered by us include, but are not limited to, actual loss experience, peer loss experience, changes in size and risk profile of the portfolio, identification of individual problem loan and lease situations that may affect a borrower's ability to repay, application of a reasonable and supportable forecast, and evaluation of the prevailing economic conditions. Changes in conditions may necessitate revision of the estimate in future periods.

We assess the ACL based on three categories: (i) originated loans and leases, (ii) acquired non-credit-deteriorated loans and leases, and (iii) purchased credit deteriorated loans.

Total ACL was $81.9 million at December 31, 2022 compared to $55.0 million at December 31, 2021, an increase of $26.9 million, or 48.9%. The increase was primarily due to a $12.2 million increase for the CECL adoption cumulative adjustment and increases in the general reserve driven by qualitative adjustments addressing economic uncertainty. Total ACL to total loans and leases held for investment, net before ACL was 1.51% and 1.21% of total loans and leases at December 31, 2022 and 2021, respectively. As of December 31, 2022, approximately $37.1 million of the ACL was allocated to unguaranteed loans.

The following table presents an analysis of the allowance for credit losses - loans and leases for the periods presented (dollars in thousands):

	Commercial Real Estate		Residential Real Estate		Construction Land Development, and Other Land		Commercial and Industrial		Installment and Other		Lease Financing Receivables		Total	
Balance at December 31, 2021	$	16,918	$	1,628	$	522	$	33,129	$	9	$	2,806	$	55,012
Impact of Adopting CECL - PCD		(303)		353		120		(207)		—		—	$	(37)
Impact of Adopting CECL - Non-credit-deteriorated		1,909		124		—		(279)		1		39		1,794
Impact of Adopting CECL - Originated		4,761		570		1,071		1,739		8		2,262		10,411
Total impact Day 1 CECL adoption	$	6,367	$	1,047	$	1,191	$	1,253	$	9	$	2,301	$	12,168
Provision for PCD loans		(753)		(495)		(56)		(281)		(18)		—		(1,603)
Provision for acquired non-credit-deteriorated loans		(1,517)		321		1		(1,243)		(1)		(282)		(2,721)
Provision for originated loans		7,522		1,082		1,530		13,526		10		3,328		26,998
Total provision	$	5,252	$	908	$	1,475	$	12,002	$	(9)	$	3,046	$	22,674
Charge-offs for PCD loans		(195)		(945)		(94)		(7)		(4)		—		(1,245)
Charge-offs for acquired non-credit deteriorated loans		(6)		(174)		—		(72)		—		(28)		(280)
Charge-offs for originated loans		(3,634)		(90)		—		(5,299)		(3)		(1,444)		(10,470)
Total charge-offs	$	(3,835)	$	(1,209)	$	(94)	$	(5,378)	$	(7)	$	(1,472)	$	(11,995)
Recoveries for PCD loans		592		755		40		177		22		—		1,586
Recoveries for acquired non-credit deteriorated loans		—		—		—		—		—		257		257
Recoveries for originated loans		768		11		—		705		—		738		2,222
Total recoveries	$	1,360	$	766	$	40	$	882	$	22	$	995	$	4,065
Net charge-offs (recoveries)		(2,475)		(443)		(54)		(4,496)		15		(477)		(7,930)
PCD loans		1,151		674		13		46		2		0		1,886
Acquired non-credit-deteriorated loans		3,736		296		1		1,229		1		34		5,297
Originated loans		21,175		2,170		3,120		40,613		21		7,642		74,741
Balance at December 31, 2022	$	26,062	$	3,140	$	3,134	$	41,888	$	24	$	7,676	$	81,924
Ending ACL balance														
Loans individually evaluated for impairment		6,101		—		265		8,972		—		—		15,338
Loans collectively evaluated for impairment		19,960		3,140		2,869		32,917		24		7,676		66,586
Loans and leases ending balance														
Loans individually evaluated for impairment		37,959		879		5,541		47,846		—		—		92,225
Loans collectively evaluated for impairment		1,871,529		489,083		433,448		2,009,228		1,759		523,986		5,329,033
Total loans at December 31, 2022, gross	$	1,909,488	$	489,962	$	438,989	$	2,057,074	$	1,759	$	523,986	$	5,421,258
Ratio of net charge-offs to average loans outstanding during the year														
PCD loans		(0.01)%		0.00%		0.00%		0.00%		0.00%		0.00%		(0.01)%
Acquired non-credit-deteriorated loans		0.00%		0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
Originated loans		0.06%		0.00%		0.00%		0.09%		0.00%		0.01%		0.16%
Loans ending balance as a percentage of total loans, gross														
Loans individually evaluated for impairment		0.70%		0.02%		0.10%		0.88%		0.00%		0.00%		1.70%
Loans collectively evaluated for impairment		34.52%		9.01%		8.00%		37.06%		0.03%		9.67%		98.30%

	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial[1]	Installment and Other	Lease Financing Receivables	Total
Balance at December 31, 2020	$ 19,584	$ 2,400	$ 1,352	$ 41,183	$ 15	$ 1,813	$ 66,347
Provision/(Recapture) for acquired impaired loans	(31)	573	(36)	(366)	2	—	142
Provision/(Recapture) for acquired non-impaired loans and leases	14	(83)	—	803	(2)	(149)	583
Provision/(Recapture) for originated loans	1,280	(1,153)	(468)	(656)	(6)	1,735	732
Total provision	$ 1,263	$ (663)	$ (504)	$ (219)	$ (6)	$ 1,586	$ 1,457
Charge-offs for acquired impaired loans	(2,112)	(59)	(326)	(1,043)	—	—	(3,540)
Charge-offs for acquired non-impaired loans and leases	(234)	—	—	(1,891)	—	(83)	(2,208)
Charge-offs for originated loans and leases	(2,352)	(65)	—	(6,081)	—	(1,418)	(9,916)
Total charge-offs	$ (4,698)	$ (124)	$ (326)	$ (9,015)	$ —	$ (1,501)	$ (15,664)
Recoveries for acquired impaired loans	79	6	—	36	—	—	121
Recoveries for acquired non-impaired loans and leases	182	5	—	511	—	180	878
Recoveries for originated loans and leases	508	4	—	633	—	728	1,873
Total recoveries	$ 769	$ 15	$ —	$ 1,180	$ —	$ 908	$ 2,872
Less: Net charge-offs	3,929	109	326	7,835	—	593	12,792
Acquired impaired loans	1,810	1,006	3	364	2	—	3,185
Acquired non-impaired loans and leases	3,350	25	-	2,823	1	48	6,247
Originated loans and leases	11,758	597	519	29,942	6	2,758	45,580
Balance at December 31, 2021	$ 16,918	$ 1,628	$ 522	$ 33,129	$ 9	$ 2,806	$ 55,012
Ending ALLL balance							
Acquired impaired loans	$ 1,810	$ 1,006	$ 3	$ 364	$ 2	$ —	$ 3,185
Acquired non-impaired loans and leases and originated loans individually evaluated for impairment	6,538	—	—	14,500	—	—	21,038
Acquired non-impaired loans and leases and originated loans and leases collectively evaluated for impairment	8,570	622	519	18,265	7	2,806	30,789
Balance at December 31, 2021	$ 16,918	$ 1,628	$ 522	$ 33,129	$ 9	$ 2,806	$ 55,012
Loans and leases ending balance							
Acquired impaired loans	$ 72,160	$ 49,401	$ 1,312	$ 4,014	$ 164	$ —	$ 127,051
Acquired non-impaired loans and leases and originated loans individually evaluated for impairment	35,051	1,802	—	36,070	—	—	72,923
Acquired non-impaired loans and leases and originated loans and leases collectively evaluated for impairment	1,558,537	429,311	324,087	1,665,589	1,204	358,426	4,337,154
Total loans and leases at December 31, 2021, gross	$ 1,665,748	$ 480,514	$ 325,399	$ 1,705,673	$ 1,368	$ 358,426	$ 4,537,128
Ratio of net charge-offs to average loans and leases outstanding during the period							
Acquired impaired loans	0.05%	0.00%	0.01%	0.02%	0.00%	0.00%	0.08%
Acquired non-impaired loans and leases	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.03%
Originated loans and leases	0.04%	0.00%	0.00%	0.12%	0.00%	0.00%	0.16%
Total net charge-offs to average loans and leases	0.09%	0.00%	0.01%	0.17%	0.00%	0.00%	0.27%
Loans and leases ending balance as a percentage of total loans and leases, gross							
Acquired impaired loans	1.59%	1.09%	0.03%	0.09%	0.00%	0.00%	2.80%
Acquired non-impaired loans and leases and originated loans individually evaluated for impairment	0.77%	0.04%	0.00%	0.80%	0.00%	0.00%	1.61%
Acquired non-impaired loans and leases and originated loans and leases collectively evaluated for impairment	34.35%	9.46%	7.14%	36.71%	0.03%	7.90%	95.59%

(1) PPP loans are included in Commercial and Industrial loans and leases.

Non-performing assets

Non-performing loans and leases include loans and leases 90 days past due and still accruing and loans and leases accounted for on a non-accrual basis. Non-performing assets consist of non-performing loans and leases plus other real estate owned. Non-accrual loans and leases as December 31, 2022 and 2021 totaled $36.0 million and $23.1 million, respectively. Non-performing assets consisted of $2.2 million and $3.3 million of U.S. government guaranteed balances at December 31, 2022 and 2021, respectively.

Total OREO increased from $2.1 million as of December 31, 2021 to $4.7 million at December 31, 2022. The $2.6 million increase in OREO resulted primarily from transfers into OREO.

The following table sets forth the amounts of non-performing loans and leases, non-performing assets, and OREO at the dates indicated (dollars in thousands):

	December 31, 2022	December 31, 2021
Non-performing assets:		
Non-accrual loans and leases[1][2][3]	$ 36,027	$ 23,130
Past due loans and leases 90 days or more and still accruing interest	—	—
Total non-performing loans and leases	36,027	23,130
Other real estate owned	4,717	2,112
Total non-performing assets	$ 40,744	$ 25,242
Accruing troubled debt restructured loans	$ 719	$ 1,927
Total non-performing loans and leases as a percentage of total loans and leases	0.66%	0.51%
Total non-accrual loans and leases as a percentage of total loans and leases	0.66%	0.51%
Total non-performing assets as a percentage of total assets	0.55%	0.38%
Allowance for credit losses - loans and leases, as a percentage of non-performing loans and leases	227.40%	237.84%
Allowance for credit losses - loans and leases, as a percentage of non-accrual loans and leases	227.40%	237.84%
Non-performing loans guaranteed by U.S. government:		
Non-accrual loans guaranteed	$ 2,225	$ 3,270
Past due loans 90 days or more and still accruing interest guaranteed	—	—
Total non-performing loans guaranteed	$ 2,225	$ 3,270
Accruing troubled debt restructured loans guaranteed	$ —	$ —
Total non-performing loans and leases not guaranteed as a percentage of total loans and leases	0.62%	0.44%
Total non-accrual loans and leases not guaranteed as a percentage of total loans and leases	0.62%	0.44%
Total non-performing assets not guaranteed as a percentage of total assets	0.52%	0.33%

(1)   Includes $1.6 million and $1.5 million of non-accrual restructured loans at December 31, 2022 and 2021.
(2)   For the year ended December 31, 2022, $2.1 million in interest income would have been recorded had non-accrual loans been current.
(3)   For the year ended December 31, 2022, $102,000 in interest income would have been recorded had troubled debt restructurings included within non-accrual loans been current.

Prior to the implementation of ASC 326 on January 1, 2022, loans acquired with deteriorated credit quality in merger transactions were accounted for as purchased credit impaired (PCI). Subsequent to acquisition, PCI loans were not reported as non-performing loans based upon their individual performance status, so the loan categories of non-accrual, 90 days past due and still accruing, and impaired did not include any PCI loans.

Total non-accrual loans increased by $12.9 million between December 31, 2022 and 2021 primarily due to increases in non-accrual commercial real estate and commercial and industrial loans.

Total accruing loans past due decreased from $34.1 million at December 31, 2021 to $15.4 million at December 31, 2022, a decrease of $18.7 million, and can be primarily attributed to decreases in residential real estate and construction, land development, and other land loans. See Note 5 of the notes to our audited consolidated financial statements contained in Item 8 of this report for further information.

Deposits

We gather deposits primarily through each of our 37 branch locations in the Chicago metropolitan area and one branch in Brookfield, Wisconsin. Through our branch network, online, mobile and other banking channels, we offer a variety of deposit products including demand deposit accounts, interest-bearing products, savings accounts, and certificates of deposit. Small businesses are a significant source of low cost deposits as they value convenience, flexibility and access to local decision makers that are responsive to their needs.

Total deposits at December 31, 2022 were $5.7 billion, representing an increase of $540.1 million, or 10.5%, compared to $5.2 billion at December 31, 2021. Non-interest-bearing deposits were $2.1 billion, or 37.6% of total deposits, at December 31, 2022, a decrease of $19.8 million, or 0.9%, compared to $2.2 billion at December 31, 2021, or 41.9% of total deposits. Core deposits were 92.7% and 91.9% of total deposits at December 31, 2022 and 2021, respectively.

The following tables show the average balance amounts and the average contractual rates paid on our deposits for the periods indicated (dollars in thousands):

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021	
	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest-bearing demand deposits	$ 2,236,615	0.00%	$ 2,085,454	0.00%
Interest checking	593,903	0.60%	622,147	0.14%
Money market accounts	1,357,371	0.77%	1,073,970	0.12%
Savings	658,968	0.10%	610,953	0.05%
Time deposits (below $100,000)	315,172	0.85%	283,852	0.20%
Time deposits ($100,000 and above)	376,478	0.64%	439,122	0.34%
Total	$ 5,538,506	0.36%	$ 5,115,498	0.09%

Our average cost of deposits was 36 basis points during the year ended December 31, 2022 compared to nine basis points during the year ended December 31, 2021. This increase was primarily attributed to higher rates on interest-bearing deposits as a result of the interest rate environment.

There were $251.5 million of brokered deposits included in Time deposits of below $250,000 at December 31, 2022. There were no brokered deposits included in time deposits at December 31, 2021.

The following table shows time deposits by remaining maturity, and includes the uninsured portion related to such time deposits as of December 31, 2022 (dollars in thousands):

	Less than $250,000	$250,000 or Greater	Total	Uninsured Portion
Three months or less	$ 105,759	$ 29,414	$ 135,173	$ 17,414
Over three months through six months	207,246	21,251	228,497	6,251
Over six months through 12 months	405,411	96,664	502,074	46,163
Over 12 months	43,834	13,348	57,182	5,848
Total	$ 762,250	$ 160,677	$ 922,926	$ 75,676

Total estimated uninsured deposits were $1.6 billion as of December 31, 2022 and 2021.

Borrowed funds

At December 31, 2022, fixed-rate advances totaled $225.0 million, with interest rates ranging from 4.38% to 4.66% and maturities ranging from February 2022 to March 2023. Total variable rate advances were $400.0 million at December 31, 2022, with interest rates ranging from 4.23% to 4.33% that may reset daily, and mature in February 2023. The Company's advances from the FHLB are collateralized by residential real estate loans, commercial real estate loans, and securities. The Company's required investment in FHLB stock is $4.50 for every $100 in advances. Refer to Note 3—Securities for additional discussion. subject to the availability of proper collateral. The Bank's maximum borrowing capacity is limited to 35% of total assets.

In addition to deposits, we also utilize FHLB advances as a supplementary funding source to finance our operations. The Bank's advances from the FHLB are collateralized by residential and multi-family real estate loans and securities. At December 31, 2022 and 2021, we had maximum borrowing capacity from the FHLB of $1.9 billion and $1.8 billion, respectively, subject to the availability of collateral. At December 31, 2022, we had outstanding FHLB advances of $625.0 million with maturities through March 2023.

We have the capacity to borrow funds from the discount window of the FRB. We did not utilize the discount window during 2022 and there were no borrowings outstanding under the FRB discount window line as of December 31, 2022. We pledge loans as collateral for any borrowings under the FRB discount window.

During 2020, we issued $75.0 million in fixed-to-floating subordinated notes that mature on July 1, 2030. The subordinated notes bear a fixed interest rate of 6.00% until July 1, 2025 and a floating interest rate equal to a benchmark rate, which is expected to be three-month Secured Overnight Financing Rate plus 588 basis points thereafter until maturity. The transaction resulted in debt issuance costs of approximately $1.7 million that are being amortized over 10 years.

The following table sets forth certain information regarding our short-term borrowings at the dates and for the periods indicated (dollars in thousands):

	Year Ended December 31,		
	2022	2021	2020
Federal Reserve Bank discount window borrowing:			
Average balance outstanding	$ —	$ —	$ 49,768
Maximum outstanding at any month-end period during the year	—	—	350,000
Balance outstanding at end of period	—	—	—
Weighted average interest rate during period	N/A	N/A	0.25%
Weighted average interest rate at end of period	N/A	N/A	N/A
Federal Home Loan Bank advances:			
Average balance outstanding	$ 436,618	$ 227,408	$ 208,787
Maximum outstanding at any month-end period during the year	735,000	490,000	499,000
Balance outstanding at end of period	625,000	490,000	234,000
Weighted average interest rate during period	2.07%	0.22%	1.04%
Weighted average interest rate at end of period	4.33%	0.27%	0.24%
Federal funds purchased:			
Average balance outstanding	$ 630	$ —	$ —
Maximum outstanding at any month-end period during the year	45,000	—	—
Balance outstanding at end of period	—	—	—
Weighted average interest rate during period	2.32%	N/A	N/A
Weighted average interest rate at end of period	0.00%	N/A	N/A
Paycheck Protection Program Liquidity Facility			
Average balance outstanding	$ —	$ 265,922	$ 232,819
Maximum outstanding at any month-end period during the year	—	439,066	449,889
Balance outstanding at end of period	—	—	371,907
Weighted average interest rate during period	0.00%	0.35%	0.35%
Weighted average interest rate at end of period	—	—	0.35%
Revolving Line of Credit:			
Average balance outstanding	$ —	$ —	$ 41
Maximum outstanding at any month-end period during the year	—	—	1,550
Balance outstanding at end of period	—	—	—
Weighted average interest rate during period	N/A	N/A	73.81%
Weighted average interest rate at end of period[1]	N/A	N/A	N/A

(1) We amended our existing revolving credit agreement with a correspondent lender in October 2022, which extended the maturity date to October, 2023. The amended revolving line of credit bears interest at either the SOFR Rate plus 195 basis points or the Prime Rate minus 75 basis points, based on our election, which is required to be communicate to the lender at least three business days prior to the commencement of an interest period. If we fail to provide timely notification, the interest rate will be Prime Rate minus 75 basis points. See "Liquidity" below for further information regarding the revolving line of credit.

Customer repurchase agreements (sweeps)

Securities sold under agreements to repurchase represent a demand deposit product offered to customers that sweep balances in excess of the FDIC insurance limit into overnight repurchase agreements. We pledge securities as collateral for the repurchase agreements. Securities sold under agreements to repurchase were $15.4 million at December 31, 2022, compared to $29.7 million at December 31, 2021 a decrease of $14.3 million.

Liquidity

We manage liquidity based upon factors that include the amount of core deposits as a percentage of total deposits, the level of diversification of our funding sources, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets readily converted into cash without undue loss, the amount of cash and liquid securities we hold and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities, the ability to securitize and sell certain pools of assets and other factors.

Our liquidity needs are primarily met by cash and investment securities positions, growth in deposits, cash flow from amortizing loan portfolios, and borrowings from the FHLB. For additional information regarding our operating, investing, and financing cash flows, see "Consolidated Statements of Cash Flows" in our audited consolidated financial statements contained in Item 8 of this report.

As of December 31, 2022, Byline Bank had maximum borrowing capacity from the FHLB of $2.5 billion and $804.6 million from the FRB. As of December 31, 2022, Byline Bank had open advances from the FHLB of $625.0 million and open letters of credit of $13.5 million, providing available aggregate borrowing capacity of $1.0 billion. In addition, Byline Bank had an uncommitted federal funds line available of $135.0 million and $804.6 million available under the FRB discount window line at December 31, 2022.

As of December 31, 2021, Byline Bank had maximum borrowing capacity from the FHLB of $2.3 billion and $603.0 million from the FRB. As of December 31, 2020, Byline Bank had open advances from the FHLB of $490.0 million and open letters of credit of $19.7 million, providing available aggregate borrowing capacity of $715.4 million. In addition, Byline Bank had an uncommitted federal funds line available of $115.0 million and $625.4 million available under the FRB discount window line at December 31, 2021.

The Company is currently party to a revolving credit agreement with a correspondent bank with availability of up to $15.0 million that matures on October 6, 2023. The revolving line of credit bears interest at either SOFR plus 195 basis points or the Prime Rate minus 75 basis points, not to be less than 2.00%, based on the Company's election, which is required to be communicated at least three business days prior to the commencement of an interest period. If the Company fails to provide timely notification, the interest rate will be Prime Rate minus 75 basis points. At December 31, 2022 and December 31, 2021, the line of credit had no outstanding balance.

There are regulatory limitations that affect the ability of Byline Bank to pay dividends to the Company. See Note 20 of the notes to our audited consolidated financial statements contained in Item 8 of this report for additional information. Management believes that such limitations will not impact our ability to meet our ongoing short-term cash obligations.

At December 31, 2022, we had outstanding commitments to extend credit of $1.6 billion, primarily related to unused credit lines and $15.5 million of commitments under operating lease agreements. For additional information regarding future financial commitments, see Notes 9 and 16 of the notes to our audited consolidated financial statements contained in Item 8 of this report for additional information.

We expect that our cash and liquidity resources will be generated by the operations of Byline Bank, which we expect to be sufficient to satisfy our liquidity and capital requirements for at least the next 12 months.

Capital resources

Stockholders' equity at December 31, 2022 was $765.8 million compared to $836.4 million at December 31, 2021, a decrease of $70.6 million, or 8.4%. The decrease was primarily driven by increases in accumulated other comprehensive loss reflecting increases in the unrealized losses in our available-for-sale securities portfolio.

The Company and Byline Bank are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on our financial statements.

Under applicable bank regulatory capital requirements, each of the Company and Byline Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Byline Bank must also meet certain specific capital guidelines under the prompt corrective action framework. The capital amounts and classification are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and Byline Bank to maintain minimum amounts and ratios of CET1 capital, Tier 1 capital and total capital to risk-weighted assets and Tier 1 capital to average consolidated assets, (referred to as the "leverage ratio"), as defined under these capital requirements. For further information, see Item 1. "Business—Supervision and Regulation—Regulatory Capital Requirements", "Business—Supervision and Regulation—Prompt Corrective Action Framework" and Note 20 of the notes to our audited consolidated financial statements contained in Item 8 of this report for additional information.

As of December 31, 2022, Byline Bank exceeded all applicable regulatory capital requirements and was considered "well-capitalized". There have been no conditions or events since December 31, 2022 that management believes have changed Byline Bank's classifications.

On December 10, 2020, the Company announced that its Board of Directors approved a stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of the Company's outstanding common stock, and on July 27, 2021, the Company's Board of Directors authorized an expansion of the stock repurchase program. Under the extended program, the Company was authorized to repurchase an additional 1,250,000 shares of the Company's outstanding common stock. The program was effective until and expired on December 31, 2022.

On December 12, 2022, the Company announced that its Board of Directors approved a new stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of the Company's outstanding common stock. The new program is effective from January 1, 2023 until December 31, 2023, unless terminated earlier. The shares may, at the discretion of management, be repurchased from time to time in open market purchases as market conditions warrant or in privately negotiated transactions. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase program will be determined by the Company at its discretion and will depend on a number of factors, including the market price of the Company's stock, general market and economic conditions and applicable legal requirements. The shares authorized to be repurchased represent approximately 3.3% of the Company's outstanding common stock at December 31, 2022.

Off-balance sheet items and other financing arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Byline Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral is primarily obtained in the form of commercial and residential real estate (including income producing commercial properties).

Letters of credit are conditional commitments issued by Byline Bank to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 1.00% to 18.00% and maturities up to 2050. Variable rate loan commitments have interest rates ranging from 1.75% to 11.50% and maturities up to 2048.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as for funded instruments. We do not anticipate any material losses as a result of the commitments and standby letters of credit.

We enter into interest rate swaps that are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and its known or expected cash payments principally related to certain variable rate borrowings. We also enter into interest rate derivatives with certain qualified borrowers to facilitate the borrowers' risk management strategies and concurrently entered into mirror-image derivatives with a third party counterparty.

We recognize derivative financial instruments at fair value regardless of the purpose or intent for holding the instrument. We record derivative assets and derivative liabilities on the Consolidated Statements of Financial Condition within other assets and other liabilities, respectively. See Note 21 of the notes to our audited consolidated financial statements contained in Item 8 of this report for additional information. Because the derivative assets and liabilities recorded on the balance sheet at December 31, 2022 do not represent the amounts that may ultimately be paid under these contracts, these assets and liabilities are listed in the table below (dollars in thousands):

	December 31, 2022		
		Fair Value	
	Notional	Asset	Liability
Interest rate swaps designated as cash flow hedges	$ 550,000	$ 47,249	$ —
Other interest rate swaps—pay fixed, receive floating	545,346	18,093	(17,817)
Other credit derivatives	6,678	—	—

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

We seek to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets, liabilities and off-balance sheet contracts each respond differently to changes in interest rates, including as a result of explicit and implicit provisions in agreements related to such assets and liabilities and in off-balance sheet contracts that alter the applicable interest rate and cash flow characteristics as interest rates change.

We are also exposed to interest rate risk through the retained portion of the U.S. government guaranteed loans we make and the related servicing rights. Our U.S. government guaranteed loan portfolio is comprised primarily of SBA 7(a) loans, virtually all of which are quarterly or monthly adjustable with the prime rate. The SBA portfolio reacts differently in a rising rate environment than our other non-guaranteed portfolios. Generally, when interest rates rise, the prepayments in the SBA portfolio tend to increase.

Our management of interest rate risk is overseen by our Board of Directors and management asset liability committees based on a risk management infrastructure approved by our Board of Directors that outlines reporting and measurement requirements. Our risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis, non-interest-bearing and interest-bearing demand deposit lives based on historical analysis and the targeted investment term of capital. The committees closely monitor our interest sensitivity exposure, asset and liability allocation decisions, liquidity and capital positions, and local and national economic conditions and attempts to structure the loan and investment portfolios and funding sources to maximize earnings within acceptable risk tolerances.

We manage the interest rate risk associated with our interest-bearing liabilities by managing the interest rates and tenors associated with our borrowings from the FHLB, and deposits from our customers that we rely on for funding. We manage the interest rate risk associated with our interest-earning assets by managing the interest rates and tenors associated with our investment and loan portfolios, from time to time purchasing and selling investment securities.

We utilize interest rate derivatives to hedge our interest rate exposure on commercial loans when it meets our customers' and Byline Bank's needs. As of December 31, 2022, we had a notional amount of $1.1 billion of interest rate derivatives outstanding that includes customer swaps and those on Byline Bank's balance sheet. The overall effectiveness of our hedging strategies is subject to market conditions, the quality of our execution, the accuracy of our valuation assumptions, the associated counterparty credit risk and changes in interest rates.

We do not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

Evaluation of Interest Rate Risk

We use a net interest income simulation model to measure and evaluate potential changes in our net interest income. We run various hypothetical interest rate scenarios at least quarterly and compare these results against a scenario with no changes in interest rates. Our net interest income simulation model incorporates various assumptions, which we believe are reasonable but which may have a significant impact on results such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments on and off balance sheet, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) the effect of interest rate limitations in our assets, such as floors and caps, (6) the effect of our interest rate swaps and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather as a means to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.

Potential changes to our net interest income in hypothetical rising and declining rate scenarios calculated as of December 31, 2022 is presented below. For the dynamic balance sheet and rate shift scenarios, we assume interest rates follow a forward yield curve and then increase it by 1/12th of the total change in rates each month for 12 months.

Twelve Months Ending		Immediate Shifts									
		+300 basis points		+200 basis points		+100 basis points		-100 basis points		-200 basis points	-300 basis points
Year 1											
Percentage change		20.0%		13.7%		6.9%		(5.1)%		(13.4)%	(22.8)%
Dollar amount	$	394,141	$	373,466	$	350,860	$	311,543	$	284,510	$ 253,536
Year 2											
Percentage change		25.4%		17.2%		8.5%		(7.0)%		(17.5)%	(29.1)%
Dollar amount	$	455,076	$	425,268	$	393,847	$	337,590	$	299,406	$ 257,336

For dynamic balance sheet and rate shifts, a gradual shift downward of 100 basis points would result in a 2.9% decrease to net interest income, and a gradual shift upwards of 100 and 200 basis points would result in 3.5% and 7.1% increases to net interest income, respectively, over the next 12 months.

The Bank's aggregate interest rate risk exposure is monitored and managed based on the economic outlook and under guidance of board-approved policy limits. The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted including the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Item 8. Financial Statements and Supplementary Data.

BYLINE BANCORP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022, 2021, and 2020

INDEX

Report of Independent Registered Public Accounting Firm	64
Consolidated Statements of Financial Condition as of December 31, 2022 and 2021	67
Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021, and 2020	68
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021, and 2020	69
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021, and 2020	70
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	71
Notes to the Consolidated Financial Statements	73

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Byline Bancorp, Inc. and Subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying *consolidated statements of financial condition* of Byline Bancorp, Inc. and Subsidiaries (the "Company") as of *December 31, 2022 and 2021*, the related *consolidated* statements of operations, comprehensive income (loss), changes in stockholders' equity, *and cash flows* for each of the three years in the period ended *December 31, 2022*, and the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of *December 31, 2022*, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the *consolidated* financial statements referred to above present fairly, in all material respects, the *consolidated* financial position of the Company as of *December 31, 2022 and 2021*, and the *consolidated* results of its operations and its cash flows for each of the three years in the period ended *December 31, 2022*, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of *December 31, 2022*, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for credit losses effective January 1, 2022, due to the adoption of Accounting Standards Codification Topic 326: Financial Instruments – Credit Losses ("Topic 326"). The Company adopted the new credit loss standard using the modified retrospective approach such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's *consolidated* financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the *consolidated* financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the *consolidated* financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the *consolidated* financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the *consolidated* financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses for Loans and Leases – Adoption, Identifying Loans to be Individually Evaluated, Loan Risk Ratings, Reasonable and Supportable Forecasts and Qualitative Factors

As described in Note 2 to the consolidated financial statements, the Company adopted Accounting Standards Update No. 2016-13, Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses (Topic 326), as of January 1, 2022, using the modified retrospective method of adoption. Topic 326 requires the measurement of the current expected credit losses ("CECL") for financial assets, including the Company's loan and lease portfolio, held at the reporting date. Accordingly, upon adoption the Company recorded a decrease to retained earnings of $10,097,000, net of taxes, as of January 1, 2022, for the cumulative effect of adopting Topic 326. As further discussed in Note 5, the Company's allowance for credit losses for loans and leases was $81,924,000 as of December 31, 2022, and consists of both a historical credit loss experience component and management's estimates of current conditions and reasonable and supportable forecasts. The Company's allowance for credit losses for loans and leases is a valuation account that is deducted from the amortized cost basis of loans and leases to present the net carrying value at the amount expected to be collected on such loans and leases and is a material and complex estimate requiring significant management judgment in the estimation of expected lifetime losses within the loan and lease portfolio at both the date of adoption and the balance sheet date.

We identified management's adoption of Topic 326, risk rating of loans, identifying loans to be individually evaluated, and the reasonable and supportable forecasts, including the estimate of qualitative risk factor adjustments that are intended to capture internal and external trends not reflected in historical loss history, and the selection of the methodology and economic variables and forecast scenarios utilized, as a critical audit matter. In estimating the allowance for credit losses on loans and leases, the Company utilizes relevant information from internal and external sources relating to past events, current conditions, and reasonable and supportable forecasts. The Company considers loan-specific risk characteristics for each loan and lease segment, identifies loans to be individually evaluated, and estimates losses for each loan and lease cohort based upon their nature, historical experience, and risk profile. This process requires significant management judgment in the review of the loan and lease portfolio and identification of individually evaluated loans based upon the characteristics of loans and leases. In addition, estimation of the lifetime expected credit losses for loans and leases requires significant management judgment, particularly as it relates to forward-looking information through the use of qualitative risk factors and peer data applied over the forecasted life of the loans and leases. Auditing these complex judgments and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation and operating effectiveness of controls relating to management's adoption of Topic 326 and the calculation of the allowance for credit losses for loans and leases, including controls over the review of loans and leases and identification of individually evaluated loans, evaluation of the qualitative and forecast factors, model development and validation, selection and application of new accounting policies, and disclosures.

- Evaluating the appropriateness of the Company's assumptions and elections involved in the adoption of the CECL methodology, including the cohort methodology selected by the Company compared to other available methodologies as well as the economic variables selected based on the correlation to historical charge-offs, and the forecasting assumptions used in the reasonable and supportable forecast adjustment.

- Evaluating the appropriateness of the Company's loan and lease risk rating policy and testing a risk-based targeted selection of loans and leases to gain substantive evidence that the Company is appropriately classifying loans and identifying loans to be individually evaluated in accordance with its policies, and that the allowance for credit losses on those loans and leases is reasonable.

- Evaluating the reasonableness and appropriateness of the estimated qualitative risk factor adjustments utilized by management in forming the loss estimate by comparing any qualitative adjustments to relevant external data, including historical trends.

- Testing the mathematical accuracy and computation of the allowance for credit losses for loans and leases by re-performing or independently calculating significant elements of the allowance, including quantitative historical loss factors applied to the loan and lease segments based on risk ratings and utilizing relevant source documents, including the completeness and accuracy of the data used in the calculation.

- Evaluating the accuracy and completeness of the Company's disclosures in accordance with Topic 326.

/s/ Moss Adams LLP
Portland, Oregon
March 6, 2023

We have served as the Company's auditor since 2013.

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2022 AND 2021

(dollars in thousands, except per share data)	2022	2021
ASSETS		
Cash and due from banks	$ 62,274	$ 35,247
Interest bearing deposits with other banks	117,079	122,684
Cash and cash equivalents	179,353	157,931
Equity and other securities, at fair value	7,989	10,578
Securities available-for-sale, at fair value	1,174,431	1,454,542
Securities held-to-maturity, at amortized cost ($2,672 and $3,992 fair value at December 31, 2022 and 2021, respectively)	2,705	3,885
Restricted stock, at cost	28,202	22,002
Loans held for sale	47,823	64,460
Loans and leases:		
Loans and leases	5,421,258	4,537,128
Allowance for credit losses - loans and leases	(81,924)	(55,012)
Net loans and leases	5,339,334	4,482,116
Servicing assets, at fair value	19,172	23,744
Accrued interest receivable	29,815	18,875
Premises and equipment, net	56,798	62,548
Operating lease right-of-use asset	11,352	11,646
Assets held for sale	8,673	9,153
Other real estate owned, net	4,717	2,112
Goodwill	148,353	148,353
Other intangible assets, net	10,534	17,205
Bank-owned life insurance	82,093	80,039
Deferred tax assets, net	68,213	50,329
Due from counterparty	11,569	12,348
Other assets	131,815	64,306
Total assets	$ 7,362,941	$ 6,696,172
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Non-interest-bearing demand deposits	$ 2,138,645	$ 2,158,420
Interest-bearing deposits:		
Interest bearing checking, savings accounts, and money market accounts	2,633,549	2,316,916
Time deposits	922,927	679,711
Total deposits	5,695,121	5,155,047
Federal Home Loan Bank advances	625,000	490,000
Subordinated notes, net	73,691	73,517
Securities sold under agreements to repurchase	15,399	29,723
Junior subordinated debentures issued to capital trusts, net	37,338	36,906
Accrued interest payable	4,494	262
Operating lease liability	14,391	15,629
Accrued expenses and other liabilities	131,691	58,706
Total liabilities	6,597,125	5,859,790
COMMITMENTS AND CONTINGENT LIABILITIES (Note 16)		
STOCKHOLDERS' EQUITY (Note 24)		
Preferred stock, $0.01 par value per share, 25,000,000 shares authorized; 10,438 shares issued and outstanding at December 31, 2021	—	10,438
Common stock, voting $0.01 par value at December 31, 2022 and 2021; 150,000,000 shares authorized; 39,518,702 shares issued at December 31, 2022 and 39,203,747 issued at December 31, 2021	389	387
Additional paid-in capital	598,297	593,753
Retained earnings	335,794	271,676
Treasury stock at cost, 2,025,927 shares at December 31, 2022 and 1,489,844 shares at December 31, 2021	(51,114)	(31,570)
Accumulated other comprehensive loss, net of tax	(117,550)	(8,302)
Total stockholders' equity	765,816	836,382
Total liabilities and stockholders' equity	$ 7,362,941	$ 6,696,172

See accompanying Notes to Consolidated Financial Statements

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(dollars in thousands, except per share data)		2022		2021		2020
INTEREST AND DIVIDEND INCOME						
Interest and fees on loans and leases	$	273,412	$	222,993	$	208,788
Interest on taxable securities		21,946		19,694		25,887
Interest on tax-exempt securities		3,444		3,907		2,981
Other interest and dividend income		2,757		2,332		1,574
Total interest and dividend income		301,559		248,926		239,230
INTEREST EXPENSE						
Deposits		19,796		4,502		16,624
Other borrowings		9,322		1,663		3,318
Subordinated notes and debentures		7,111		6,374		4,310
Total interest expense		36,229		12,539		24,252
Net interest income		265,330		236,387		214,978
PROVISION FOR CREDIT LOSSES		23,879		973		56,677
Net interest income after provision for credit losses		241,451		235,414		158,301
NON-INTEREST INCOME						
Fees and service charges on deposits		8,152		7,254		6,471
Loan servicing revenue		13,479		12,693		11,319
Loan servicing asset revaluation		(11,743)		(6,658)		(4,951)
ATM and interchange fees		4,437		4,476		4,165
Net gains on sales of securities available-for-sale		50		1,435		5,301
Change in fair value of equity securities, net		(603)		(62)		729
Net gains on sales of loans		31,899		46,274		33,349
Wealth management and trust income		3,807		3,069		2,680
Other non-interest income		7,836		5,772		2,997
Total non-interest income		57,314		74,253		62,060
NON-INTEREST EXPENSE						
Salaries and employee benefits		118,051		101,222		89,756
Occupancy expense, net		13,197		16,553		19,402
Equipment expense		3,791		4,059		3,555
Impairment charge on assets held for sale		372		12,332		4,769
Loan and lease related expenses		1,707		5,957		5,955
Legal, audit, and other professional fees		10,357		10,198		8,138
Data processing		13,358		11,780		10,900
Net loss recognized on other real estate owned and other related expenses		708		1,078		1,819
Regulatory assessments		2,953		1,717		2,221
Other intangible assets amortization expense		6,671		7,073		7,624
Advertising and promotions		2,825		1,800		1,287
Telecommunications		918		1,155		1,728
Other non-interest expense		9,174		10,531		11,540
Total non-interest expense		184,082		185,455		168,694
INCOME BEFORE PROVISION FOR INCOME TAXES		114,683		124,212		51,667
PROVISION FOR INCOME TAXES		26,729		31,427		14,200
NET INCOME		87,954		92,785		37,467
Dividends on preferred shares		196		783		783
INCOME AVAILABLE TO COMMON STOCKHOLDERS	$	87,758	$	92,002	$	36,684
EARNINGS PER COMMON SHARE						
Basic	$	2.37	$	2.45	$	0.96
Diluted	$	2.34	$	2.40	$	0.96

See accompanying Notes to Consolidated Financial Statements

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(dollars in thousands)	2022	2021	2020
Net income	$ 87,954	$ 92,785	$ 37,467
Securities available-for-sale			
Unrealized holding gains (losses) arising during the period	(191,922)	(39,290)	31,198
Reclassification adjustments for net gains included in net income	(50)	(1,435)	(5,301)
Tax effect	51,226	11,254	(7,211)
Net of tax	(140,746)	(29,471)	18,686
Cash flow hedges			
Unrealized holding gains arising during the period	43,977	4,140	—
Reclassification adjustments for net (gains) losses included in net income	(1,022)	148	85
Tax effect	(11,457)	(1,166)	(24)
Net of tax	31,498	3,122	61
Total other comprehensive income (loss)	(109,248)	(26,349)	18,747
Comprehensive income (loss)	$ (21,294)	$ 66,436	$ 56,214

See accompanying Notes to Consolidated Financial Statements

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(dollars in thousands, except share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2020	10,438	$ 10,438	38,256,500	$ 379	$ 580,965	$ 159,033	$ —	$ (700)	$ 750,115
Net income	—	—	—	—	—	37,467	—	—	37,467
Other comprehensive income, net of tax	—	—	—	—	—	—	—	18,747	18,747
Issuance of common stock upon exercise of stock options	—	—	275,111	3	3,086	—	—	—	3,089
Restricted stock activity, net	—	—	168,150	1	(1)	—	—	—	—
Issuance of common stock in connection with employee stock purchase plan	—	—	36,779	1	536	—	—	—	537
Cash dividends declared on preferred stock	—	—	—	—	—	(783)	—	—	(783)
Cash dividends declared on common stock ($0.12 per share)	—	—	—	—	—	(4,619)	—	—	(4,619)
Repurchases of common stock	—	—	(118,486)	—	—	—	(1,668)	—	(1,668)
Share-based compensation expense	—	—	—	—	2,579	—	—	—	2,579
Balance, December 31, 2020	10,438	$ 10,438	38,618,054	$ 384	$ 587,165	$ 191,098	$ (1,668)	$ 18,047	$ 805,464
Net income	—	—	—	—	—	92,785	—	—	92,785
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(26,349)	(26,349)
Issuance of common stock upon exercise of stock options	—	—	115,897	1	1,355	—	100	—	1,456
Restricted stock activity, net	—	—	258,458	1	(1)	—	(1,135)	—	(1,135)
Issuance of common stock in connection with employee stock purchase plan	—	—	53,202	1	1,216	—	—	—	1,217
Cash dividends declared on preferred stock	—	—	—	—	—	(783)	—	—	(783)
Cash dividends declared on common stock ($0.30 per share)	—	—	—	—	—	(11,424)	—	—	(11,424)
Repurchases of common stock	—	—	(1,331,708)	—	—	—	(28,867)	—	(28,867)
Share-based compensation expense	—	—	—	—	4,018	—	—	—	4,018
Balance, December 31, 2021	10,438	$ 10,438	37,713,903	$ 387	$ 593,753	$ 271,676	$ (31,570)	$ (8,302)	$ 836,382
Net income	—	—	—	—	—	87,954	—	—	87,954
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(109,248)	(109,248)
Issuance of common stock upon exercise of stock options, net	—	—	224,640	—	(592)	—	(1,996)	—	(2,588)
Restricted stock activity, net	—	—	195,127	2	(197)	—	(1,400)	—	(1,595)
Issuance of common stock in connection with employee stock purchase plan	—	—	48,173	—	(1)	—	1,126	—	1,125
Cumulative-effect adjustment (ASU 2016-13)	—	—	—	—	—	(10,097)	—	—	(10,097)
Redemption of Series B Preferred Stock	(10,438)	(10,438)	—	—	—	—	—	—	(10,438)
Cash dividends declared on preferred stock	—	—	—	—	—	(196)	—	—	(196)
Cash dividends declared on common stock ($0.36 per share)	—	—	—	—	—	(13,543)	—	—	(13,543)
Repurchases of common stock	—	—	(689,068)	—	—	—	(17,274)	—	(17,274)
Share-based compensation expense	—	—	—	—	5,334	—	—	—	5,334
Balance, December 31, 2022	—	$ —	37,492,775	$ 389	$ 598,297	$ 335,794	$ (51,114)	$ (117,550)	$ 765,816

See accompanying Notes to Consolidated Financial Statements

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(dollars in thousands)	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 87,954	$ 92,785	$ 37,467
Adjustments to reconcile net income to net cash from operating activities:			
Provision for credit losses	23,879	973	56,677
Impairment loss on premises and equipment	—	2,227	—
Impairment loss on right-of-use asset	—	1,872	—
Impairment loss on assets held for sale	372	12,332	4,769
Depreciation and amortization of premises and equipment	4,288	5,991	6,483
Net amortization of securities	4,272	8,315	8,311
Net change in fair value of equity securities, net	603	62	(729)
Net gains on sales of securities available-for-sale	(50)	(1,435)	(5,301)
Net losses (gains) on sales and valuation adjustments of premises and equipment	297	(313)	2,952
Net gains on sales of loans	(31,899)	(46,274)	(33,349)
Originations of U.S. government guaranteed loans	(360,454)	(452,803)	(369,130)
Proceeds from U.S. government guaranteed loans sold	417,849	493,823	380,976
Accretion of premiums and discounts on acquired loans, net	(4,555)	(6,451)	(13,058)
Net change in servicing assets	4,572	(1,702)	(2,571)
Net losses on sales and valuation adjustments of other real estate owned	247	524	1,383
Net amortization of other acquisition accounting adjustments	6,671	6,999	7,548
Amortization of subordinated debt issuance cost	174	175	84
Accretion of junior subordinated debentures discount	432	455	505
Loss on redemption of junior subordinated debentures	—	—	112
Share-based compensation expense	5,334	4,018	2,579
Deferred tax benefit	25,564	(60)	(9,101)
Increase in cash surrender value of bank owned life insurance	(2,052)	(1,481)	(259)
Changes in assets and liabilities:			
Accrued interest receivable and other assets	(74,591)	(30,442)	3,908
Accrued interest payable and other liabilities	111,426	(15,164)	28,767
Net cash provided by operating activities	220,333	74,426	109,023
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities available-for-sale	(104,083)	(645,461)	(977,827)
Proceeds from maturities and calls of securities available-for-sale	26,750	46,837	193,046
Proceeds from paydowns of securities available-for-sale	139,383	338,943	330,133
Proceeds from sales of securities available-for-sale	23,293	295,597	122,435
Proceeds from maturities and calls of securities held-to-maturity	1,170	500	—
Redemptions (purchases) of Federal Home Loan Bank stock, net	(6,200)	(11,495)	11,620
Proceeds from other loans sold	—	3,964	—
Net change in loans and leases	(900,334)	(207,769)	(565,695)
Purchases of premises and equipment	(3,633)	(2,236)	(3,915)
Proceeds from sales of premises and equipment	28	296	32
Proceeds from sales of assets held for sale	3,277	9,040	1,434
Proceeds from sales of other real estate owned	491	4,285	2,313
Investment in bank owned life insurance	—	(68,549)	—
Proceeds from bank owned life insurance death benefit	—	—	69
Net cash used in investing activities	(819,858)	(236,048)	(886,355)

See accompanying Notes to Consolidated Financial Statements

BYLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(dollars in thousands)	**2022**	**2021**	**2020**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 540,074	$ 403,090	$ 604,530
Proceeds from short-term borrowings and line of credit	22,269,500	13,337,000	9,468,800
Repayments of short-term borrowings and line of credit	(22,134,500)	(13,081,000)	(9,724,800)
Proceeds from Paycheck Protection Program Liquidity Facility	—	196,679	449,889
Repayments of Paycheck Protection Program Liquidity Facility	—	(568,586)	(77,982)
Proceeds from subordinated notes	—	—	73,258
Repayment of junior subordinated debentures	—	—	(1,500)
Net decrease in securities sold under agreements to repurchase	(14,324)	(12,271)	(7,644)
Dividends paid on preferred stock	(196)	(783)	(783)
Dividends paid on common stock	(13,401)	(11,269)	(5,711)
Proceeds from issuance of common stock	1,506	2,140	3,626
Redemption of preferred stock	(10,438)	—	—
Repurchase of common stock	(17,274)	(28,867)	(1,668)
Net cash provided by financing activities	620,947	236,133	780,015
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,422	74,511	2,683
CASH AND CASH EQUIVALENTS, beginning of period	157,931	83,420	80,737
CASH AND CASH EQUIVALENTS, end of period	$ 179,353	$ 157,931	$ 83,420
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 31,181	$ 13,051	$ 25,853
Cash payments during the period for taxes	$ 28,652	$ 34,824	$ 14,441
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Reclassification from equity securities to other assets	$ 2,236	$ —	$ —
Transfer of loans to other real estate owned	$ 3,343	$ 436	$ 150
Common dividend declared, not paid	$ 142	$ 155	$ 55

See accompanying Notes to Consolidated Financial Statements

Note 1—Business and Summary of Significant Accounting Policies

Nature of business—Byline Bancorp, Inc. (the "Company," "we," "us," "our") is a bank holding company whose principal activity is the ownership and management of its subsidiary bank, Byline Bank (the "Bank"). The Bank originates commercial, mortgage and consumer loans and leases, U.S. government guaranteed loans, and receives deposits from customers located primarily in the Chicago, Illinois metropolitan area. The Bank operates 37 Chicago metropolitan area and one Brookfield, Wisconsin, banking offices. The Bank operates under an Illinois state bank charter, provides a full range of banking services, and has full trust powers. The Bank also provides wealth management services. As an Illinois state-chartered financial institution that is not a member of the Federal Reserve System (the "FRB"), the Bank is subject to regulation by the Illinois Department of Financial and Professional Regulation and the Federal Deposit Insurance Corporation ("FDIC"). The Company is regulated by the FRB.

The Bank is a participant in the Small Business Administration ("SBA") and the United States Department of Agriculture ("USDA") (collectively referred to as "U.S. government guaranteed loans") lending programs and originates U.S. government guaranteed loans.

The Bank engages in short-term direct financing lease contracts through BFG Corporation, doing business as Byline Financial Group ("BFG"), a wholly-owned subsidiary of the Bank. BFG is located in Bannockburn, Illinois with sales offices in Illinois, and sales representatives in Illinois, Florida, Michigan, New Jersey and New York.

Subsequent events—No subsequent events were identified that would have required a change to the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Basis of financial statement presentation and consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany items and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and rules and regulations of the Securities and Exchange Commission ("SEC"). In accordance with applicable accounting standards, the Company does not consolidate statutory trusts established for the sole purposes of issuing trust preferred securities and related trust common securities. See Note 15, Junior Subordinated Debentures, for additional discussion.

Dollars within footnote tables disclosed within the consolidated financial statements are presented in thousands, except share and per share data. Operating results include the years ended December 31, 2022, 2021 and 2020.

Use of estimates—In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the Consolidated Statements of Financial Condition and certain revenues and expenses for the periods included in the Consolidated Statements of Operations and the accompanying notes. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant changes in the near term relate to allowance for credit losses, valuation of servicing assets, fair value measurements for assets and liabilities, goodwill, other intangible assets, the valuation or recognition of deferred tax assets and liabilities, and the valuation of assets and liabilities acquired in business combinations and subsequent recognition of related income and expenses.

Business combinations—The Company accounts for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805"). The Company recognizes the fair value of the assets acquired and liabilities assumed as of the date of acquisition, with any excess of the fair value of consideration provided over the fair value of the identifiable net tangible and intangible assets acquired recorded as goodwill. Transaction costs are immediately expensed as applicable. The results of operations of the acquired business are included in the Consolidated Statements of Operations from the effective date of the acquisition, which is the date control is obtained.

The acquiring company retains the right to make appropriate adjustments to the assets and liabilities of the acquired entity for information obtained during the measurement period about facts and circumstances that existed as of the acquisition date. The measurement period ends as of the earlier of (a) one year from the acquisition date or (b) the date when the acquirer receives the information necessary to complete the business combination accounting.

(Table dollars in thousands, except share and per share data)

Note 1—Business and Summary of Significant Accounting Policies (continued)

Cash and cash equivalents—Cash and cash equivalents have original maturities of three months or less. The Company holds cash and cash equivalents on deposit with other banks and financial institutions in amounts that periodically exceed the federal deposit insurance limit. The Company evaluates the credit quality of these banks and financial institutions to mitigate its credit risk and has not experienced any losses in such accounts. Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Banks are required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the FRB and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. In March 2020, the FRB adopted a rule to amend its reserve regulation which included lowering the reserve requirement to zero percent. As a result, at December 31, 2022 and 2021, there was no reserve balance required to be maintained at the FRB.

Equity and other securities—Equity and other securities have no stated maturities and may be sold in response to the same environmental factors as securities available for sale. Equity and other securities are recorded at fair value with changes in fair value included in earnings.

Securities—Securities that are held principally for resale in the near term are classified as trading and recorded at fair value with changes in fair value included in earnings. The Company did not invest in securities classified as trading during 2022, 2021 and 2020. Securities are classified as available-for-sale if the instrument may be sold in response to such factors including changes in market interest rates and related changes in prepayment risk, needs for liquidity, changes in the availability of and the yield on alternative instruments, and changes in funding sources and terms. Gains or losses on the sales of available-for-sale securities are recorded on the trade date and determined using the specific-identification method. Unrealized holding gains or losses, net of tax, on available-for-sale securities are carried as accumulated other comprehensive income (loss) within stockholders' equity until realized. Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. The recognition of interest income on a debt security is discontinued when any principal or interest payment becomes 90 days past due, at which time the debt security is placed on non-accrual status. All accrued and unpaid interest on such debt security is then reversed. Accrued interest receivable is excluded from the estimate of expected credit losses.

Fair values of securities are generally based on quoted market prices for the same or similar instruments. See Note 17—Fair Value Measurement for additional discussion on the determination of fair values. Interest income includes the amortization of purchase premiums and discounts, which are recognized using the effective interest method over the terms of the securities.

Allowance for Credit Losses - Securities—Management measures expected credit losses on held-to-maturity debt securities on a collective basis by security type. The Company's held-to-maturity portfolio contains municipal bonds that are typically rated by major rating agencies as 'Aa' or better. The Company uses industry historical credit loss information adjusted for current conditions to establish an allowance for credit losses.

Prior to the adoption of ASU 2016-13, declines in the fair value of securities below their cost deemed to be other-than-temporary impairment ("OTTI") were reflected in operations as realized losses. Upon adoption of ASU 2016-13, for securities in a loss position, the Company evaluates whether the decline in fair value below amortized cost resulted from a credit loss or other factors, and if the loss is attributable to credit loss, the loss is recognized through an allowance for credit losses on securities. In assessing credit loss, the Company considers, among other things: the extent to which fair value is less than the amortized cost basis, adverse conditions specific to the security or industry, historical payment patterns, the likelihood of future payments and changes to the rating of a security by a rating agency. The full amount of the loss will be charged to earnings if the Company intends to sell an impaired security or it is more likely than not that the Company would be required to sell an impaired security before recovering its amortized cost basis. There was no recorded allowance for credit losses on securities as of December 31, 2022. Changes in the allowance for credit losses would be recorded as a provision for credit losses. Losses would be charged against the allowance when management believes the security is uncollectible or management intends to sell or is required to sell the security. See Note 3—Securities for additional information.

Restricted stock—The Company owns stock of the Federal Home Loan Bank of Chicago ("FHLB"). No ready market exists for this stock, and it has no quoted market value. As a member of the FHLB system, the Bank is required to maintain an investment in FHLB stock. The stock is redeemable at par by the FHLB and is, therefore, carried at cost. In addition, the Company owns stock of Bankers Bank, which is redeemable at par and carried at cost.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Restricted stock is generally viewed as a long-term investment. Accordingly, when evaluating for impairment, its value is determined based on the ultimate recoverability of the par value rather than by recognizing declines in value. The Company did not recognize impairment of its restricted stock as a result of its impairment analyses for the years ended December 31, 2022, 2021 and 2020.

Loans held for sale—Loans that management has the intent and ability to sell are designated as held for sale. U.S. government guaranteed loans and mortgage loans originated are carried at either amortized cost or estimated fair value. The Company determines whether to account for loans at fair value or amortized cost at origination. The loans accounted for at fair value remain at fair value after the determination. The loans accounted for at amortized cost are carried at the lower of cost or fair value, valued on a loan by loan basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains or losses on sales of U.S. government guaranteed loans are recognized based on the difference between the net sales proceeds and the carrying value of the sold portion of the loan, less the fair value of the servicing asset recognized, and are reflected as operating activities in the Consolidated Statements of Cash Flows. The difference between the initial carrying balance of the retained portion of the loan and the relative fair value of the sold portion is recorded as a discount to the retained portion of the loan, establishing a new carrying balance. The recorded discount is accreted to earnings on a level yield basis. U.S. government guaranteed loans are generally sold with servicing retained. Loans sold that have not yet settled as of year-end are classified as due-from counterparty on the Consolidated Statements of Financial Condition.

Originated loans—Originated loans are stated at the amount of unpaid principal outstanding, net of purchase premiums and discounts, and any deferred fees or costs. Net deferred fees, costs, discounts and premiums are recognized as yield adjustments over the contractual life of the loan. Interest on loans is calculated daily based on the principal amount outstanding. Additionally, once an acquired non-credit-deteriorated loan or PCD loan is performing and reaches its contractual maturity date, it is re-underwritten, and if renewed, it is classified as an originated loan.

Prior to the adoption of ASC 326, originated loans are classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement. The carrying value of impaired loans is based on the present value of expected future cash flows (discounted at each loan's effective interest rate) or, for collateral dependent loans, at the fair value of the collateral less estimated selling costs. If the measurement of each impaired loan's value is less than the recorded investment in the loan, impairment is recognized and the carrying value of the loan is adjusted in the allowance for credit losses as a specific component provided or through a charge-off of the impaired portion of the loan.

Accrual of interest on loans is discontinued when the loan is 90 days past due or when, in management's opinion, the borrower may be unable to make payments as they become due. When the accrual of interest is discontinued, all unpaid accrued interest is reversed through interest income and excluded from the estimate of credit losses Payments received during the time a loan is on non-accrual status are applied to principal. Interest income is not recognized until the loan is returned to accrual status or after the principal balance is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured as evidenced by agreed upon performance for a period of not less than six months.

Troubled debt restructuring—A troubled debt restructuring ("TDR") is a formal restructuring of a loan in which the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including providing a below-market interest rate, reduction in the loan balance or accrued interest, extension of the maturity date, or a combination of these.

The Company does not accrue interest on a TDR unless it believes collection of all principal and interest under the modified terms is reasonably assured. For a TDR to begin accruing interest, the borrower must demonstrate some level of past performance and the future capacity to perform under the modified terms. Generally, six months of consecutive payment performance under the restructured terms is required before a TDR is returned to accrual status.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Direct finance leases—The Company engages in leasing for small-ticket equipment, software, machinery and ancillary supplies and services to customers under leases that qualify as direct financing leases for financial reporting. Certain leases qualify as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual values of the related equipment, are recorded as lease receivables when the lease is signed and funded and the lease property is delivered to the customer. The excess of the minimum lease payments and residual values over the amount financed is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease based on the effective yield interest method. Residual value is the estimated fair value of the equipment on lease at lease termination. In estimating the equipment's fair value at lease termination, the Company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The Company's residual values are estimates for reasonableness; however, the amounts the Company will ultimately realize could differ from the estimated amounts. If the review of the residual value results in other-than-temporary impairment, the impairment is recognized in current period earnings. An upward adjustment of the estimated residual value is not recorded.

The policies for delinquency and non-accrual for direct finance leases are materially consistent with those described for all classes of loan receivables. The Company defers and amortizes certain initial direct costs over the contractual term of the lease as an adjustment to the yield. The unamortized direct costs are recorded as a reduction of unearned lease income.

Purchased Credit Deteriorated ("PCD") Loans—The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Acquired non-credit-deteriorated loans and leases—Acquired non-credit-deteriorated loans and leases are accounted for under ASC Subtopic 310-20, Receivables Nonrefundable Fees and Other Costs ("ASC 310-20"). The difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loan. While credit discounts are included in the determination of the fair value from non-credit-deteriorated loans, since these discounts are expected to be accreted over the life of the loans, they cannot be used to offset the allowance for credit losses that must be recorded at the acquisition date. As a result, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment and is recognized as a provision for credit losses in the consolidated statement of operations. Any subsequent deterioration (improvement) in credit quality is recognized by recording a provision (recapture) for credit losses.

Allowance for credit losses—The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes uncollectibility of loan is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Cash flow models calculate an expected life-of-loan loss percentage for each loan category by calculating the probability of default, based on the migration of loans from performing to non-performing and a loss given default, based on net lifetime losses incurred. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors. The allowance for credit losses is measured on a collective (segment) basis when similar risk characteristics exist. Segments generally reflect underlying collateral categories as well taking into consideration the risk ratings and unguaranteed balance of small business loans. Management considers various economic scenarios in its forecast when evaluating economic indicators and weights the various scenarios to arrive at the forecast that most reflects management's expectation of future conditions. After a one-year forecast period, a one-year reversion period adjusts loss experience to the historical average on a straight-line basis.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, adjusted for undiscounted selling costs as appropriate. When the discounted cash flow method is used to determine the allowance for credit losses, management does not adjust the effective interest rate used to discount expected cash flows to incorporate expected prepayments.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The Company also maintains an allowance for credit losses on off-balance sheet credit exposures for unfunded loan commitments. This allowance is reflected as a component of other liabilities which represents management's current estimate of expected losses in the unfunded loan commitments. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life based on management's consideration of past events, current conditions and reasonable and supportable economic forecasts. Management tracks the level and trends in unused commitments and takes into consideration the same factors as those considered for purposes of the allowance for credit losses on outstanding loans.

Results for the full year and period end December 31, 2022, are presented under the current expected credit losses ("CECL") methodology while prior period amounts continue to be reported in accordance with Accounting Standards Codification ("ASC") Topic 450, Contingencies, and specific reserves based upon ASC Topic 310, Receivables. ASC for impairment, ASC 310 was applied to commercial and consumer loans that are individually assessed for impairment. Refer to Note 5—Allowance for Credit Losses, for further discussion.

Servicing assets—Servicing assets are recognized separately when they are acquired through sales of loans. When loans are sold with servicing rights retained, servicing assets are recorded at fair value in accordance with ASC 860. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Sales of U.S. government guaranteed loans are executed on a servicing retained basis. The standard SBA loan sale agreement is structured to provide the Company with a servicing spread paid from a portion of the interest cash flow of the loan. SBA regulations require the Company to retain a portion of the cash flow from the interest payments received for a sold loan. The USDA loan sale agreements are not standardized with respect to servicing.

Servicing fee income, which is reported on the Consolidated Statements of Operations as loan servicing revenue, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. Late fees and ancillary fees related to loan servicing are not material.

The Company has elected the fair value measurement method and measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are recorded as loan servicing asset revaluation on the Consolidated Statements of Operations. The fair value of servicing rights is highly sensitive to changes in underlying assumptions. Changes in the prepayment speed and discount rate assumptions have the most significant impact on the fair value of servicing rights.

Servicing fee income, which is reported on the Consolidated Statements of Operations as loan servicing revenue, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. Late fees and ancillary fees related to loan servicing are not material.

Concentrations of credit risk—Most of the Company's business activity is concentrated with customers located within its principal market areas, with the exception of government guaranteed loans and leasing activities. The Company originates commercial real estate, construction, land development and other land, commercial and industrial, residential real estate, installment and other loans, and leases. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate.

Rights to collateral vary and are legally documented to the extent practicable. The Company has a concentration in commercial real estate loans and the ability of borrowers to honor these and other contracts is dependent upon the real estate and general economic conditions within their geographic market.

Transfers of financial assets—Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. The Company has assessed that partial sales of financial assets meet the definition of participating interest. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company and the transferee obtains the right (free of conditions that constrain it from taking advantage of that right beyond a trivial benefit) to pledge or exchange the transferred assets. Gains or losses are recognized in the period of sale upon derecognition of the asset.

Premises and equipment—Premises and equipment acquired through a business combination are initially stated at the acquisition date fair value less accumulated depreciation. All other premises and equipment are stated at cost less accumulated depreciation. Depreciation on premises and equipment is recognized on a straight-line basis over their estimated useful lives ranging from three to 39 years. Land is also carried at its fair value following a business combination and is not subject to depreciation. Leasehold improvements are amortized over the shorter of the life of the related asset or expected term of the underlying lease. Gains and losses on the dispositions of premises and equipment are included in non-interest income. Expenditures for new premises, equipment and major betterments are capitalized. Normal costs of maintenance and repairs are expensed as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amounts may be not recoverable. Impairment exists when the undiscounted expected future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in non-interest expense.

Assets held for sale—Assets held for sale consist of former branch locations and real estate previously purchased for expansion. Assets are considered held for sale when management has approved to sell the assets following a branch closure or other events. The properties are being actively marketed and transferred to assets held for sale based at the lower of its carrying value or its fair value, less estimated costs to sell. Assets held for sale are evaluated periodically for impairment, with any impairment losses recorded in non-interest expense.

(Table dollars in thousands, except share and per share data)

Note 1—Business and Summary of Significant Accounting Policies (continued)

Other real estate owned—Other real estate owned ("OREO") includes real estate assets that have been acquired through, or in lieu of, loan foreclosure or repossession and are to be sold. OREO assets are initially recorded at fair value, less estimated costs to sell, of the collateral of the loan, on the date of foreclosure or repossession, establishing a new cost basis. Adjustments that reduce loan balances to fair value at the time of foreclosure or repossession are recognized as charge-offs in the allowance for credit losses - loans and leases. After foreclosure or repossession, management periodically obtains new valuations, and real estate or other assets may be adjusted to a lower carrying amount, determined by the fair value of the asset, less estimated costs to sell. Any subsequent write-downs are recorded as a decrease in the asset and charged against other real estate owned valuation adjustments. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in non-interest expense. Any losses on the sales of other real estate owned properties are recognized immediately. OREO is recorded net of participating interests sold.

Goodwill—The excess of the cost of our recapitalization and acquisitions over the fair value of the net assets acquired, including core deposit intangible, consists of goodwill. Goodwill is not amortized but is periodically evaluated for impairment under the provisions of ASC Topic 350, Intangibles—Goodwill and Other ("ASC 350").

Impairment testing is performed using either a qualitative or quantitative approach at the reporting unit level. All of the Company's goodwill is allocated to the Bank, which is the Company's only applicable reporting unit for the purposes of testing goodwill for impairment. The Company has selected November 30 as the date it performs the annual goodwill impairment test. Additionally, the Company performs a goodwill impairment evaluation on an interim basis when events or circumstances indicate impairment potentially exists. The Company performs impairment testing using a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a material change in the estimated value of the Company based on current market multiples common for community banks of similar size and operations; a significant change in our stock price or market capitalization; a significant adverse change in legal factors or in the business climate; adverse action or assessment by a regulator; and unanticipated competition. If the assessment of qualitative factors indicates that it is not more likely than not that impairment exists, an impairment loss is recognized if the carrying amount of the reporting unit goodwill exceeds its fair value.

Based on an annual analysis completed as of November 30, 2022, 2021 and 2020, the Company did not recognize impairment losses during the years ended December 31, 2022, 2021, and 2020.

Other intangible assets—Other intangible assets primarily consist of core deposit intangible assets. Other intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and are also reviewed periodically for impairment. Amortization of other intangible assets is included in other non-interest expense. Core deposit intangibles were recognized apart from goodwill based on market valuations. Core deposit intangibles are amortized over an approximate ten year period. In valuing core deposit intangibles, the Company considered variables such as deposit servicing costs, attrition rates and market discount rates. If the estimated fair value is less than the carrying value, the core deposit intangible would be reduced to such value and the impairment recognized as non-interest expense.

Customer relationship intangibles—Customer relationship intangibles relate to the value of existing trust and wealth management relationships and are amortized over 12 years. In valuing the relationship intangibles, the Company considered variables such as attrition, investment appreciation, and discount rates.

Bank-owned life insurance—The Company holds life insurance policies that provide protection against the adverse financial effects that could result from the death of current and former employees, and provide tax deferred income. Although the lives of individual current or former management-level employees are insured, the Company is the owner and is split beneficiary on certain policies. The Company is exposed to credit risk to the extent an insurance company is unable to fulfill its financial obligations under a policy. Split-dollar life insurance is recorded as an asset at cash surrender value. Increases in the cash value of these policies, as well as insurance proceeds received, are recorded in other non-interest income and are not subject to income tax.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Income taxes—The Company uses the asset and liability method to account for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Company's annual tax rate is based on its income, statutory tax rates and available tax planning opportunities. Deferred tax assets and liabilities are adjusted through the tax provision for the effects of changes in tax laws and rates on the date of enactment. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss carryforwards. The Company reviews its deferred tax positions periodically and adjusts the balances as new information becomes available. The Company evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. The Company uses short and long-range business forecasts to provide additional information for its evaluation of the recoverability of deferred tax assets. As of December 31, 2022 and 2021, the Company had no material uncertain tax positions. The Company elects to treat interest and penalties recognized for the underpayment of income taxes as income tax expense. However, interest and penalties imposed by taxing authorities on issues specifically addressed in ASC Topic 740 will be taken out of the tax reserves up to the amount allocated to interest and penalties. The amount of interest and penalties exceeding the amount allocated in the tax reserves will be treated as income tax expense.

A deferred tax valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some of the deferred tax asset will not be realized. At December 31, 2022 and 2021, the Company did not record a deferred tax valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Derivative financial instruments and hedging activities—The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the future cash flows of certain assets. ASC Topic 815, Derivatives and Hedging ("ASC 815"), establishes accounting and reporting standards requiring that every derivative instrument be recorded in the Consolidated Statements of Financial Condition as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge, a cash flow hedge, or a non-designated derivative.

Fair value hedges are accounted for by recording the changes in the fair value of the derivative instrument and the changes in the fair value related to the risk being hedged of the hedged asset or liability on the Consolidated Statements of Financial Condition with corresponding offsets recorded in the Consolidated Statements of Operations. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as an asset or liability.

Cash flow hedges are accounted for by recording the changes in the fair value of the derivative instrument in other comprehensive income (loss) and are recognized in the Consolidated Statements of Operations when the hedged item affects earnings.

Derivative instruments that are not designated as hedges according to accounting guidance are reported in the Consolidated Statements of Financial Condition at fair value and the changes in fair value are recognized as non-interest income during the period of the change.

The Company formally documents the relationship between a derivative instrument and a hedged asset or liability, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Note 1—Business and Summary of Significant Accounting Policies (continued)

Comprehensive income—Recognized revenue, expenses, gains and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and adjustments related to cash flow hedges, are reported on a cumulative basis, net of tax effects, as a separate component of equity on the Consolidated Statements of Financial Condition. Changes in such items, along with net income, are components of comprehensive income.

Advertising expense—Advertising costs are expensed as incurred.

Off-balance sheet instruments—In the ordinary course of business, the Company has entered into off-balance sheet arrangements consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded in the consolidated financial statements when they are funded or when the related fees are incurred or received.

Segment reporting—The Company has one reportable segment. The Company's chief operating decision maker evaluates the operations of the Company using consolidated information for purposes of allocating resources and assessing performance. Therefore, segment disclosures are not required.

Loss contingencies—Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the Consolidated Financial Statements for the years ended December 31, 2022, 2021, and 2020.

Share-based compensation—The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation ("ASC 718"), which requires compensation cost relating to share-based compensation transactions be recognized in the Consolidated Statements of Operations, based generally upon the grant-date fair value of the share-based compensation granted by the Company. Share-based awards may have service, market or performance conditions. Refer to Note 18—Share-Based Compensation for additional information.

Earnings per share— Earnings per common share ("EPS") is computed under the two-class method. Pursuant to the two-class method, non-vested stock-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Application of the two-class method resulted in the equivalent earnings per share to the treasury method. Basic earnings per common share is computed by dividing net earnings allocated to common stockholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation and warrants for common stock using the treasury stock method.

Dividend Restrictions – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to stockholders.

Fair value of assets and liabilities—Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, including respective accrued interest balances, in an orderly transaction between market participants at the measurement date. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available. The valuation techniques used are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications—Some items in prior years consolidated financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior years' net income or stockholders' equity.

Note 2—Accounting Pronouncements Recently Issued

The following reflect recent accounting pronouncements that were adopted and are pending adoption by the Company. The Company qualified as an emerging growth company until December 31, 2022, at which point our status expired.

Adopted Accounting Pronouncements

Financial Instruments—Credit Losses (Topic 326)—In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) on the recognition of credit losses, otherwise known as the current expected credit loss model or "CECL", which replaces the incurred loss impairment methodology with a methodology that reflects current expected credit losses. We elected to delay the adoption of the standard in accordance with ASU No. 2019-10, Effective Dates, which delayed the effective date of the ASU for entities not classified as Public Business Entities. The Company's EGC status expired December 31, 2022, requiring CECL adoption be reflected in our December 31, 2022 financial statements and Form 10-K. For additional information on the new standard, see Note 1—Business and Summary of Significant Accounting Policies.

The Company adopted CECL on December 31, 2022, and has applied it retroactively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Adoption of CECL includes a $10.1 million retroactive equity adjustment to January 1, 2022. In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of date of adoption. On January 1, 2022, the amortized cost basis of the PCD assets were adjusted to reflect the addition of $3.1 million of the allowance for credit losses. The remaining noncredit discount will be accreted into interest income over the remaining life of the loans. The following table reflects the impact of CECL:

| | January 1, 2022 | | |
(dollars in thousands)	Pre-CECL Adoption	Impact of CECL Adoption	As Reported under CECL
Balance Sheet:			
ASSETS			
Allowance for credit losses - loans and leases	$ 55,012	$ 12,168	$ 67,180
Deferred tax assets, net	50,329	3,679	54,008
LIABILITIES			
Allowance for credit losses on unfunded commitments	$ 1,403	$ 1,595	$ 2,998
EQUITY			
Retained earnings	$ 271,676	$ (10,097)	$ 261,579

Included in the $12.2 million adjustment for allowance for credit losses is $3.1 million related to PCD loans. There was no allowance for credit losses recorded for any held-to-maturity debt securities upon adoption of CECL.

(Table dollars in thousands, except share and per share data)

Note 2—Accounting Pronouncements Recently Issued (continued)

Income Taxes (Topic 740)—On January1, 2022, the Company adopted ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*. The ASU simplifies the accounting for income taxes by removing the following: the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items; the exception to the requirement to or not to recognize a deferred tax liability for a foreign entity when it becomes an equity method investment or it becomes a subsidiary, respectively; and the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The amendments in the ASU change current authoritative guidance by requiring the recognition of franchise tax that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; requiring an evaluation when a step up in the tax basis of goodwill should be considered part the of business combination; specifying that it is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements; and requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. Adoption of the provisions of ASU No. 2019-12 did not impact our financial result for the year ended December 31, 2022.

Staff Accounting Bulletin No. 121 (“SAB 121”) Accounting for Obligations to Safeguard Digital Assets- The SEC released SAB 121, which provides interpretive guidance regarding the accounting for obligations to safeguard crypto-assets an entity holds for its customers, either directly or through an agent or another third party acting on its behalf. SAB 121 requires an entity to recognize a liability on its balance sheet to reflect the obligation to safeguard the crypto-assets of others, along with a corresponding safeguarding asset, both of which are measured at fair value. The corresponding asset should consider potential loss events when measuring its fair value. SAB 121 also requires disclosure of the nature and amount of crypto assets being safeguarded with separate disclosure for each significant crypto asset, and the vulnerabilities the entity has due to any concentrations in such activities. Additionally, disclosure of how the fair value is determined, an entity’s accounting policy for safeguarding liabilities and corresponding safeguarding assets, and other information about risks and uncertainties arising from the entity’s safeguarding activities is required. As of December 31, 2022, the Company does not have a safeguarding obligation under SAB 121. The Company will continue to evaluate its digital-asset obligations and policies as it considers future programs.

Issued Accounting Pronouncements Pending Adoption

Reference Rate Reform (Topic 848)—In March 2020, FASB issued ASU No. 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The amendments in the ASU provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in the ASU provide optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. The amendments in the ASU will be in effect for all entities as of March 12, 2020 through December 31, 2024. Banking regulators have provided guidance which prohibits new financial contracts from referencing LIBOR as the relevant index after December 31, 2021. The guidance goes on to indicate that beginning after June 2023, LIBOR can no longer be used for existing financial contracts. In December 2021, management approved the use of Term Secured Overnight Financing Rate ("SOFR") as an alternative reference rate to LIBOR. Other alternative reference rates may be considered in the future. At December 31, 2022, $731.2 million of loans, derivatives with a notional amount of $444.1 million, and securities available for sale with a fair value of $43.5 million, include fallback provisions that define the trigger events (an occurrence that precipitates the conversion from LIBOR to a new reference rate), and allow for the selection of a benchmark replacement and a spread adjustment between LIBOR and that benchmark replacement. Junior subordinated debentures carrying value of $37.3 million were also tied to LIBOR.

Fair Value Measurement (Topic 820) - In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The guidance in the ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account on the equity security and, therefore, is not considered in measuring fair value. The ASU also requires additional disclosures about the restriction. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is evaluating the accounting and disclosure requirements of this update and does not expect them to have a material effect on the consolidated financial statements.

(Table dollars in thousands, except share and per share data)

Note 2—Accounting Pronouncements Recently Issued (continued)

ASU 2022-02 - Financial Instruments – Credit Losses – Troubled Debt Restructurings and Vintage Disclosures (Topic 326) – This update eliminates the recognition and measurement guidance for troubled debt restructurings ("TDRs") by creditors in ASC 310-40. The update also enhances disclosure requirements for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. Additionally, the amendments in this ASU require a public business entity to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases in the existing vintage disclosures. As of December 31, 2022, the Company has $2.3 million in TDRs that will need to be reevaluated under the new restructuring guidance. Management is also modifying its disclosure control process to capture gross charge-offs by year of origination. ASU 2022-02 is effective for organizations that have adopted ASU 2016-13 for the fiscal year beginning after December 15, 2022.

Note 3—Securities

The following tables summarize the amortized cost and fair values of securities available-for-sale, securities held-to-maturity and equity and other securities at December 31, 2022 and 2021 and the corresponding amounts of gross unrealized gains and losses:

2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale				
U.S. Treasury Notes	$ 42,430	$ 2	$ (1,709)	$ 40,723
U.S. Government agencies	150,524	116	(20,276)	130,364
Obligations of states, municipalities, and political subdivisions	68,019	9	(6,152)	61,876
Residential mortgage-backed securities				
Agency	707,157	—	(111,361)	595,796
Non-agency	130,654	—	(24,405)	106,249
Commercial mortgage-backed securities				
Agency	191,172	—	(34,142)	157,030
Corporate securities	45,302	—	(3,866)	41,436
Asset-backed securities	43,085	—	(2,128)	40,957
Total	$ 1,378,343	$ 127	$ (204,039)	$ 1,174,431

2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Obligations of states, municipalities, and political subdivisions	$ 2,705	$ —	$ (33)	$ 2,672
Total	$ 2,705	$ —	$ (33)	$ 2,672

2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale				
U.S. Treasury Notes	$ 18,447	$ 37	$ (8)	$ 18,476
U.S. Government agencies	141,096	661	(2,367)	139,390
Obligations of states, municipalities, and political subdivisions	86,454	3,238	(56)	89,636
Residential mortgage-backed securities				
Agency	756,549	2,122	(15,015)	743,656
Non-agency	146,499	4	(1,267)	145,236
Commercial mortgage-backed securities				
Agency	214,417	2,795	(3,661)	213,551
Corporate securities	65,814	1,586	(54)	67,346
Asset-backed securities	37,206	49	(4)	37,251
Total	$ 1,466,482	$ 10,492	$ (22,432)	$ 1,454,542

(Table dollars in thousands, except share and per share data)

Note 3—Securities (continued)

2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Obligations of states, municipalities, and political subdivisions	$ 3,885	$ 107	$ —	$ 3,992
Total	$ 3,885	$ 107	$ —	$ 3,992

The Company did not classify securities as trading during 2022 and 2021.

Gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2022 and 2021 are summarized as follows:

		Less than 12 Months		12 Months or Longer		Total	
2022	# of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale							
U.S. Treasury Notes	6	$ 21,720	$ (1,078)	$ 9,339	$ (631)	$ 31,059	$ (1,709)
U.S. Government agencies	17	44,508	(4,782)	70,609	(15,494)	115,117	(20,276)
Obligations of states, municipalities and political subdivisions	58	50,216	(3,858)	7,185	(2,294)	57,401	(6,152)
Residential mortgage-backed securities							
Agency	101	117,598	(11,045)	478,198	(100,316)	595,796	(111,361)
Non-agency	19	35,486	(7,569)	70,763	(16,836)	106,249	(24,405)
Commercial mortgage-backed securities							
Agency	47	76,193	(11,840)	74,315	(22,302)	150,508	(34,142)
Corporate securities	24	37,130	(3,128)	4,306	(738)	41,436	(3,866)
Asset-backed securities	8	25,455	(503)	15,502	(1,625)	40,957	(2,128)
Total	280	$ 408,306	$ (43,803)	$ 730,217	$ (160,236)	$ 1,138,523	$ (204,039)
Held to Maturity							
Obligations of states, municipalities and political subdivisions	4	$ 2,672	$ (33)	$ —	$ —	$ 2,672	$ (33)
Total	4	$ 2,672	$ (33)	$ —	$ —	$ 2,672	$ (33)

(Table dollars in thousands, except share and per share data)

Note 3—Securities (continued)

2021	# of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Longer Fair Value	12 Months or Longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
Available-for-sale							
U.S. Treasury Notes	1	$ 9,946	$ (8)	$ —	$ —	$ 9,946	$ (8)
U.S. Government agencies	10	64,585	(1,590)	19,223	(777)	83,808	(2,367)
Obligations of states, municipalities and political subdivisions	3	9,507	(56)	—	—	9,507	(56)
Residential mortgage-backed securities							
Agency	51	612,280	(13,894)	25,412	(1,121)	637,692	(15,015)
Non-agency	14	96,372	(1,257)	761	(10)	97,133	(1,267)
Commercial mortgage-backed securities							
Agency	19	64,473	(1,994)	37,063	(1,667)	101,536	(3,661)
Corporate securities	3	7,502	(54)	—	—	7,502	(54)
Asset-backed securities	3	15,978	(4)	—	—	15,978	(4)
Total	104	$ 880,643	$ (18,857)	$ 82,459	$ (3,575)	$ 963,102	$ (22,432)

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. The Company evaluated the securities which had unrealized losses for potential credit losses and determined there were none. There were 280 securities available-for-sale with unrealized losses at December 31, 2022, compared to 104 at December 31, 2021. There were four securities held-to-maturity with unrealized losses at December 31, 2022 and none at December 31, 2021. There was no allowance for credit losses for held-to-maturity debt securities at December 31, 2022. The Company anticipates full recovery of amortized cost with respect to these securities by maturity, or sooner, in the event of a more favorable market interest rate environment. The Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell them before recovery of their amortized cost basis, which may be at maturity.

The proceeds from all sales and calls of securities were available-for-sale, and the associated gains and losses for the years ended December 31, 2022, 2021, and 2020 are listed below:

	2022	2021	2020
Proceeds	$ 23,293	$ 203,791	$ 208,978
Gross gains	100	2,830	5,383
Gross losses	50	1,395	82

Securities posted and pledged as collateral at December 31, 2022 and 2021 had carrying amounts of $270.6 million and $332.3 million, respectively. At December 31, 2022 and 2021, of those pledged, the carrying amounts of securities pledged as collateral for public fund deposits were $223.5 million and $277.1 million, respectively, and for customer repurchase agreements of $23.8 million and $38.8 million, respectively. At December 31, 2022, and 2021 there were no securities pledged for advances from the Federal Home Loan Bank. Other securities were pledged for derivative positions, letters of credit and for purposes required or permitted by law. At December 31, 2022 and 2021, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

At December 31, 2022, the amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(Table dollars in thousands, except share and per share data)

Note 3—Securities (continued)

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 2,894	$ 2,860
Due from one to five years	113,172	105,703
Due from five to ten years	183,264	163,264
Due after ten years	50,030	43,529
Mortgage-backed securities	1,028,983	859,075
Total	$ 1,378,343	$ 1,174,431
Held-to-maturity		
Due in one year or less	$ 1,547	$ 1,534
Due from one to five years	1,158	1,138
Total	$ 2,705	$ 2,672

Note 4—Loans and Lease Receivables

Outstanding loan and lease receivables as of December 31, 2022 and 2021 were categorized as follows:

	2022	2021
Commercial real estate	$ 1,905,909	$ 1,663,256
Residential real estate	489,411	480,236
Construction, land development, and other land	440,016	327,143
Commercial and industrial	2,054,423	1,580,235
Paycheck Protection Program ("PPP")	790	127,184
Installment and other	1,709	1,322
Lease financing receivables	518,654	354,135
Total loans and leases	5,410,912	4,533,511
Net unamortized deferred fees and costs	5,014	(674)
Initial direct costs	5,332	4,291
Allowance for credit losses - loans and leases	(81,924)	(55,012)
Net loans and leases	$ 5,339,334	$ 4,482,116

	2022	2021
Lease financing receivables		
Net minimum lease payments	$ 509,980	$ 352,948
Unguaranteed residual values	54,118	27,953
Unearned income	(45,444)	(26,766)
Total lease financing receivables	518,654	354,135
Initial direct costs	5,332	4,291
Lease financial receivables before allowance for credits losses - loans and leases	$ 523,986	$ 358,426

Total loans and leases consist of originated loans and leases, PCD loans, and acquired non-credit-deteriorated loans and leases. At December 31, 2022 and 2021, total loans and leases included the guaranteed amount of U.S. government guaranteed loans of $123.2 million and $231.2 million, respectively. At December 31, 2022 and 2021, the discount on the unguaranteed portion of the U.S. government guaranteed loans was $26.7 million and $28.3 million, respectively, which are included in total loans and leases. At December 31, 2022 and 2021, installment and other loans included overdraft deposits of $467,000 and $445,000, respectively, which were reclassified as loans. At December 31, 2022 and 2021, loans and loans held for sale pledged as security for borrowings were $2.2 billion and $1.9 billion, respectively.

(Table dollars in thousands, except share and per share data)

Note 4—Loans and Lease Receivables (continued)

The minimum annual lease payments for lease financing receivables as of December 31, 2022 are summarized as follows:

	Minimum Lease Payments
2023	$ 161,968
2024	142,387
2025	106,331
2026	67,784
2027	28,332
Thereafter	3,178
Total	$ 509,980

Originated loans and leases represent originations excluding loans initially acquired in a business combination. However, once an acquired non-credit-deteriorated loan reaches its maturity date, and is re-underwritten and renewed, it is internally classified as an originated loan. PCD loans are loans acquired from a business combination with evidence of more than insignificant credit deterioration and are accounted for under ASC Topic 326. Acquired non-credit-deteriorated loans and leases represent loans and leases acquired from a business combination without more than insignificant evidence of credit deterioration and are accounted for under ASC Topic 310-20. The following tables summarize the balances for each respective loan and lease category as of December 31, 2022 and 2021:

2022	Originated	Purchased Credit Deteriorated	Acquired Non-Credit-Deteriorated	Total
Commercial real estate	$ 1,712,152	$ 45,143	$ 152,193	$ 1,909,488
Residential real estate	426,226	32,228	31,508	489,962
Construction, land development, and other land	438,617	372	—	438,989
Commercial and industrial	2,029,855	2,192	24,266	2,056,313
Paycheck Protection Program	761	—	—	761
Installment and other	1,410	140	209	1,759
Lease financing receivables	521,689	—	2,297	523,986
Total loans and leases	$ 5,130,710	$ 80,075	$ 210,473	$ 5,421,258

2021	Originated	Acquired Impaired	Acquired Non-Impaired	Total
Commercial real estate	$ 1,379,000	$ 72,160	$ 214,588	$ 1,665,748
Residential real estate	379,796	49,401	51,317	480,514
Construction, land development, and other land	323,886	1,312	201	325,399
Commercial and industrial	1,534,745	4,014	43,202	1,581,961
Paycheck Protection Program	123,712	—	—	123,712
Installment and other	940	164	264	1,368
Lease financing receivables	352,247	—	6,179	358,426
Total loans and leases	$ 4,094,326	$ 127,051	$ 315,751	$ 4,537,128

(Table dollars in thousands, except share and per share data)

Note 4—Loans and Lease Receivables (continued)

The unpaid principal balance and carrying amount of all PCD (formerly acquired impaired) loans are summarized below. The balances do not include an allowance for credit losses of $1.9 million and $3.2 million, at December 31, 2022 and 2021, respectively.

	2022		2021	
	Unpaid Principal Balance	Carrying Value	Unpaid Principal Balance	Carrying Value
Commercial real estate	$ 85,089	$ 45,143	$ 113,257	$ 72,160
Residential real estate	76,270	32,228	95,056	49,401
Construction, land development, and other land	7,042	372	8,571	1,312
Commercial and industrial	3,902	2,192	10,201	4,014
Installment and other	807	140	858	164
Total purchased credit deteriorated loans	$ 173,110	$ 80,075	$ 227,943	$ 127,051

The following table summarizes the changes in accretable yield for acquired impaired loans for the years ended December 31, 2021 and 2020:

	2021	2020
Beginning balance	$ 27,696	$ 40,009
Additions	—	—
Accretion to interest income	(13,487)	(19,184)
Reclassification from nonaccretable difference	4,386	6,871
Ending balance	$ 18,595	$ 27,696

The unpaid principal balance and carrying value for acquired non-credit-deteriorated loans and leases at December 31, 2022 and 2021 were as follows:

	2022		2021	
	Unpaid Principal Balance	Carrying Value	Unpaid Principal Balance	Carrying Value
Commercial real estate	$ 155,652	$ 152,193	$ 219,277	$ 214,588
Residential real estate	31,863	31,508	51,839	51,317
Construction, land development, and other land	63	—	265	201
Commercial and industrial	25,022	24,266	44,827	43,202
Installment and other	216	209	273	264
Lease financing receivables	2,302	2,297	6,199	6,179
Total acquired non-credit-deteriorated loans and leases	$ 215,118	$ 210,473	$ 322,680	$ 315,751

Note 5—Allowance for Credit Losses

The Company adopted CECL on December 31, 2022, and has applied it retroactively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Loans and leases considered for inclusion in the allowance for credit losses include acquired non-credit-deteriorated loans and leases, purchased credit deteriorated loans, and originated loans and leases.

The following tables summarize the balance and activity within the allowance for credit losses, the components of the allowance for credit losses in terms of loans and leases individually and collectively evaluated for expected credit losses, and corresponding loan and lease balances by type for the years ended December 31, 2022, 2021 and 2020. Results for the full year and period ended December 31, 2022, are presented under the CECL methodology while prior period amounts are reported in accordance with previously applicable accounting standards. Refer to Note 1—Summary of Significant Accounting Policies, for more detail on the Company's policy on allowance for credit losses.

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2022	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total
Allowance for credit losses								
Beginning balance pre-CECL adoption	$ 16,918	$ 1,628	$ 522	$ 33,129	$ —	$ 9	$ 2,806	$ 55,012
Impact of CECL adoption	6,367	1,047	1,191	1,253	—	9	2,301	12,168
Provision/(recapture)	5,252	907	1,476	12,002	—	(9)	3,046	22,674
Charge-offs	(3,837)	(1,208)	(94)	(5,377)	—	(7)	(1,472)	(11,995)
Recoveries	1,361	766	39	882	—	22	995	4,065
Ending balance	$ 26,061	$ 3,140	$ 3,134	$ 41,889	$ —	$ 24	$ 7,676	$ 81,924
Ending balance:								
Individually evaluated for impairment	$ 6,101	$ —	$ 265	$ 8,972	$ —	$ —	$ —	$ 15,338
Collectively evaluated for impairment	19,960	3,140	2,869	32,917	—	24	7,676	66,586
Total allowance for credit losses - loans and leases	$ 26,061	$ 3,140	$ 3,134	$ 41,889	$ —	$ 24	$ 7,676	$ 81,924

2022	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total
Loans and leases ending balance:								
Individually evaluated for impairment	$ 37,959	$ 879	$ 5,541	$ 47,846	$ —	$ —	$ —	$ 92,225
Collectively evaluated for impairment	1,871,529	489,083	433,448	2,008,467	761	1,759	523,986	5,329,033
Total loans and leases	$ 1,909,488	$ 489,962	$ 438,989	$ 2,056,313	$ 761	$ 1,759	$ 523,986	$ 5,421,258

2021	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total
Allowance for loan and lease losses								
Beginning balance	$ 19,584	$ 2,400	$ 1,352	$ 41,183	$ —	$ 15	$ 1,813	$ 66,347
Provision/(recapture)	1,263	(663)	(504)	(219)	—	(6)	1,586	1,457
Charge-offs	(4,698)	(124)	(326)	(9,015)	—	—	(1,501)	(15,664)
Recoveries	769	15	—	1,180	—	—	908	2,872
Ending balance	$ 16,918	$ 1,628	$ 522	$ 33,129	$ —	$ 9	$ 2,806	$ 55,012
Ending balance:								
Individually evaluated for impairment	$ 6,538	$ —	$ —	$ 14,500	$ —	$ —	$ —	$ 21,038
Collectively evaluated for impairment	8,570	622	519	18,265	—	7	2,806	30,789
Loans acquired with deteriorated credit quality	1,810	1,006	3	364	—	2	—	3,185
Total allowance for loan and lease losses	$ 16,918	$ 1,628	$ 522	$ 33,129	$ —	$ 9	$ 2,806	$ 55,012

2021	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total
Loans and leases ending balance:								
Individually evaluated for impairment	$ 35,051	$ 1,802	$ —	$ 36,070	$ —	$ —	$ —	$ 72,923
Collectively evaluated for impairment	1,558,537	429,311	324,087	1,541,877	123,712	1,204	358,426	4,337,154
Loans acquired with deteriorated credit quality	72,160	49,401	1,312	4,014	-	164	—	127,051
Total loans and leases	$ 1,665,748	$ 480,514	$ 325,399	$ 1,581,961	$ 123,712	$ 1,368	$ 358,426	$ 4,537,128

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2020	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Installment and Other	Lease Financing Receivables	Total
Allowance for loan and lease losses							
Beginning balance	$ 7,965	$ 1,990	$ 610	$ 19,377	$ 50	$ 1,944	$ 31,936
Provision/(recapture)	17,759	548	1,390	35,498	(35)	789	55,949
Charge-offs	(6,407)	(274)	(701)	(14,182)	—	(1,783)	(23,347)
Recoveries	267	136	53	490	—	863	1,809
Ending balance	$ 19,584	$ 2,400	$ 1,352	$ 41,183	$ 15	$ 1,813	$ 66,347
Ending balance:							
Individually evaluated for impairment	$ 5,034	$ 78	$ —	$ 18,848	$ —	$ —	$ 23,960
Collectively evaluated for impairment	10,676	1,836	987	20,598	15	1,813	35,925
Loans acquired with deteriorated credit quality	3,874	486	365	1,737	—	—	6,462
Total allowance for loan and lease losses	$ 19,584	$ 2,400	$ 1,352	$ 41,183	$ 15	$ 1,813	$ 66,347

2020	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total
Loans and leases ending balance:								
Individually evaluated for impairment	$ 46,169	$ 1,830	$ —	$ 47,356	$ —	$ —	$ -	$ 95,355
Collectively evaluated for impairment	1,267,017	491,601	226,620	1,311,366	517,815	1,803	227,141	4,043,363
Loans acquired with deteriorated credit quality	108,484	78,840	4,113	10,178	-	202	-	201,817
Total loans and leases	$ 1,421,670	$ 572,271	$ 230,733	$ 1,368,900	$ 517,815	$ 2,005	$ 227,141	$ 4,340,535

The Company increased the allowance for credit losses - loans and leases by $26.9 million for the year ended December 31, 2022, which included a $12.2 million cumulative effective adjustment as of January 1, 2022 for the impact of adopting CECL. The remaining increase in current expected credit losses reflects increased provisions related to loan and lease portfolio growth, qualitative adjustments, and increases in individually evaluated loans. Portfolio growth, summarized by loan category in the previous tables, indicates growth in commercial and industrial loans of $474.4 million for the year and a related $7.5 million increase in ACL (excluding the CECL adoption adjustment). The commercial real estate portfolio grew $243.7 million from prior year resulting in an increase of $2.8 million to ACL. An increase in qualitative adjustments was allocated to address economic uncertainty and to address the negative credit impact of increased interest rates based on portfolio classification. Additionally, the allocation of ACL to the individually evaluated portfolio increased $6.9 million during the year due to migration of classified loans from the collectively evaluated portfolio. For the year ended December 31, 2022, the provision for credit losses on PCD loans decreased $1.6 million, primarily related to a $47.0 million decrease in loans outstanding and $341,000 of net recoveries on PCD loans.

Comparisons between 2022 and 2021 balances are not presented because of the different classifications used for CECL adoption. The Company decreased the allowance by $11.3 million, and increased the allowance by $34.4 million for the years ended December 31, 2021 and 2020, respectively. For acquired impaired loans, the Company decreased the allowance by $3.3 million and increased the allowance by $3.7 million for the years ended December 31, 2021 and 2020, respectively.

For loans individually evaluated for impairment, the Company decreased the allowance by $2.9 million for the year ended December 31, 2021, and increased the allowance for credit losses by $13.3 million for the year ended December 31, 2020. For loans collectively evaluated for impairment, the Company decreased the allowance by $5.1 million, and increased it by $17.5 million for the years ended December 31, 2021 and 2020, respectively.

The following tables summarize the recorded investment, unpaid principal balance, related allowance, average recorded investment, and interest income recognized for loans and leases considered impaired as of December 31, 2021, and 2020, which excludes acquired impaired loans:

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2021	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded					
Commercial real estate	$ 17,233	$ 19,252	$ —	$ 26,041	$ 1,262
Residential real estate	1,802	1,919	—	2,647	123
Commercial and industrial	16,624	19,148	—	16,808	923
With an allowance recorded					
Commercial real estate	17,818	20,117	6,538	26,575	1,563
Residential real estate	-	-	-	164	2
Commercial and industrial	19,446	21,198	14,500	27,251	2,114
Total impaired loans	$ 72,923	$ 81,634	$ 21,038	$ 99,486	$ 5,987

2020	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded					
Commercial real estate	$ 32,473	$ 34,792	$ —	$ 23,938	$ 1,835
Residential real estate	1,558	1,644	—	1,627	59
Construction, land development, and other land	-	-	—	2,238	220
Commercial and industrial	17,944	19,917	—	16,359	989
With an allowance recorded					
Commercial real estate	13,696	14,919	5,034	13,022	1,023
Residential real estate	272	274	78	413	21
Commercial and industrial	29,412	32,018	18,848	21,354	2,217
Total impaired loans	$ 95,355	$ 103,564	$ 23,960	$ 78,951	$ 6,364

For purposes of these tables, the unpaid principal balance represents the outstanding contractual balance. Impaired loans include loans that are individually evaluated for impairment as well as troubled debt restructurings for all loan categories. The sum of non-accrual loans and loans past due 90 days still on accrual will differ from the total impaired loan amount.

The Bank's credit risk rating methodology assigns risk ratings from 1 to 10, where a higher rating represents higher risk. Risk ratings for all loans of $1.0 million or more are reviewed annually. The risk rating categories are described by the following groupings:

Pass—Ratings 1-4 define the risk levels of borrowers and guarantors that offer a minimal to an acceptable level of risk.

Watch—A watch asset (rating of 5) has credit exposure that presents higher than average risk and warrants greater than routine attention by Bank personnel due to conditions affecting the borrower, the borrower's industry or the economic environment.

Special Mention—A special mention asset (rating of 6) has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

Substandard Accrual—A substandard accrual asset (rating of 7) has well-defined weakness or weaknesses in cash flow and collateral coverage resulting in a distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. This classification may be used in limited cases, where despite credit severity, the borrower is current on payments and there is an agreed plan for credit remediation.

Substandard Non-Accrual—A substandard asset (rating of 8) has well-defined weakness or weaknesses in cash flow and collateral coverage resulting in the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful—A doubtful asset (rating of 9) has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loss—A loss asset (rating of 10) is considered uncollectible and of such little value that its continuance as a realizable asset is not warranted.

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

The following tables summarize the risk rating categories of the loans and leases considered for inclusion in the allowance for credit losses calculation, as of December 31, 2022 and 2021.

	Term loans amortized cost by origination year						Revolving	Total
	2022	2021	2020	2019	2018	Prior	Loans	Loans (1)
Commercial Real Estate								
Pass	$ 471,009	$ 510,529	$ 207,765	$ 111,792	$ 84,382	$ 324,271	$ 28,343	$ 1,738,091
Watch	6,422	12,723	20,583	11,004	17,269	44,462	—	112,463
Special Mention	—	—	121	1,075	1,232	10,075	—	12,503
Substandard	—	1,910	915	13,042	12,685	22,915	—	51,467
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 477,431	$ 525,162	$ 229,384	$ 136,913	$ 115,568	$ 401,723	$ 28,343	$ 1,914,524
Residential Real Estate								
Pass	$ 68,752	$ 59,075	$ 41,768	$ 31,726	$ 48,432	$ 170,279	$ 49,622	$ 469,654
Watch	—	—	1,137	682	4,098	9,026	2,586	17,529
Special Mention	—	—	323	32	420	876	—	1,651
Substandard	—	—	234	381	296	2,185	660	3,756
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 68,752	$ 59,075	$ 43,462	$ 32,821	$ 53,246	$ 182,366	$ 52,868	$ 492,590
Construction, Land Development, & Land								
Pass	$ 62,310	$ 203,672	$ 61,895	$ 27,189	$ 26,489	$ 38,186	$ 185	$ 419,926
Watch	—	—	—	4,409	—	3,064	—	7,473
Special Mention	—	—	1,845	—	4,199	—	—	6,044
Substandard	—	—	—	1,530	4,012	4	—	5,546
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 62,310	$ 203,672	$ 63,740	$ 33,128	$ 34,700	$ 41,254	$ 185	$ 438,989
Commercial & Industrial								
Pass	$ 508,664	$ 305,056	$ 137,335	$ 72,486	$ 96,304	$ 113,965	$ 549,431	$ 1,783,241
Watch	16,657	20,856	15,857	32,282	19,362	9,809	47,119	161,942
Special Mention	—	13,056	697	1,162	2,958	7,831	22,320	48,024
Substandard	1,156	3,415	6,671	11,949	5,434	25,275	10,738	64,638
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 526,477	$ 342,383	$ 160,560	$ 117,879	$ 124,058	$ 156,880	$ 629,608	$ 2,057,845
Installment and Other								
Pass	$ 332	$ 146	$ 65	$ 79	$ 15	$ 584	$ 429	$ 1,650
Watch	34	—	—	—	2	73	—	109
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 366	$ 146	$ 65	$ 79	$ 17	$ 657	$ 429	$ 1,759
Lease Financing Receivables								
Pass	$ 296,395	$ 148,588	$ 53,642	$ 14,478	$ 7,245	$ 934	$ —	$ 521,282
Watch	93	1,560	26	—	—	—	—	1,679
Special Mention	—	—	290	182	250	23	—	745
Substandard	35	82	80	77	6		—	280
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 296,523	$ 150,230	$ 54,038	$ 14,737	$ 7,501	$ 957	$ —	$ 523,986
Total Loans and Leases								
Pass	$ 1,407,462	$ 1,227,066	$ 502,470	$ 257,750	$ 262,867	$ 648,219	$ 628,010	$ 4,933,844
Watch	23,206	35,139	37,603	48,377	40,731	66,434	49,705	301,195
Special Mention	—	13,056	3,276	2,451	9,059	18,805	22,320	68,967
Substandard	1,191	5,407	7,900	26,979	22,433	50,379	11,398	125,687
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 1,431,859	$ 1,280,668	$ 551,249	$ 335,557	$ 335,090	$ 783,837	$ 711,433	$ 5,429,693

1- Includes $8.4 million of substandard loans classified as held for sale.

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2021	Commercial Real Estate	Residential Real Estate	Construction, Land Development, and Other Land	Commercial and Industrial	Paycheck Protection Program	Installment and Other	Lease Financing Receivables	Total[1]
Pass	$ 1,397,228	$ 406,948	$ 286,434	$ 1,341,826	$ 123,712	$ 1,123	$ 354,380	$ 3,911,651
Watch	123,248	19,062	31,768	177,638	—	81	1,992	353,789
Special Mention	37,340	3,118	5,885	21,586	—	—	1,609	69,538
Substandard	35,772	1,985	—	36,897	—	—	348	75,002
Doubtful	—	—	—	—	—	—	97	97
Loss	—	—	—	—	—	—	—	—
Total	$ 1,593,588	$ 431,113	$ 324,087	$ 1,577,947	$ 123,712	$ 1,204	$ 358,426	$ 4,410,077

1- Prior to the adoption of CECL on January 1, 2022, acquired impaired loans were assessed for credit losses based on expected cash flows and were not reported in the risk rating categories. In addition, an allowance for credit losses is established as of the acquisition date or upon the adoption of CECL for loans previously classified as acquired impaired, as PCD loans are no longer recorded net of a credit-related acquisition adjustment

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

The following tables summarize contractual delinquency information for loans and leases by category as of December 31, 2022 and 2021:

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Total Loans[1]
Commercial Real Estate								
Current	$ 477,334	$ 525,048	$ 229,260	$ 132,067	$ 112,126	$ 387,349	$ 28,343	$ 1,891,527
30-59 Days Past Due	97	54	—	—	471	2,060	—	2,682
60-89 Days Past Due	—	—	—	—	—	1,016	—	1,016
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	—	60	124	4,846	2,971	11,298	—	19,299
Total Past Due	97	114	124	4,846	3,442	14,374	—	22,997
Total	$ 477,431	$ 525,162	$ 229,384	$ 136,913	$ 115,568	$ 401,723	$ 28,343	$ 1,914,524
Residential Real Estate								
Current	$ 68,752	$ 59,075	$ 40,731	$ 32,440	$ 52,950	$ 180,128	$ 52,146	$ 486,222
30-59 Days Past Due	—	—	2,497	—	—	108	122	2,727
60-89 Days Past Due	—	—	—	—	—	—	—	—
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	—	—	234	381	296	2,130	600	3,641
Total Past Due	—	—	2,731	381	296	2,238	722	6,368
Total	$ 68,752	$ 59,075	$ 43,462	$ 32,821	$ 53,246	$ 182,366	$ 52,868	$ 492,590
Construction, Land Development, & Land								
Current	$ 62,310	$ 203,672	$ 63,740	$ 33,128	$ 34,700	$ 41,250	$ 185	$ 438,985
30-59 Days Past Due	—	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—	—
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	—	—	—	—	—	4	—	4
Total Past Due	—	—	—	—	—	4	—	4
Total	$ 62,310	$ 203,672	$ 63,740	$ 33,128	$ 34,700	$ 41,254	$ 185	$ 438,989
Commercial & Industrial								
Current	$ 524,341	$ 339,915	$ 156,713	$ 113,350	$ 122,523	$ 153,039	$ 628,747	$ 2,038,628
30-59 Days Past Due	980	1,371	391	1,717	368	922	—	5,749
60-89 Days Past Due	—	8	80	87	—	472	—	647
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	1,156	1,089	3,376	2,725	1,167	2,447	861	12,821
Total Past Due	2,136	2,468	3,847	4,529	1,535	3,841	861	19,217
Total	$ 526,477	$ 342,383	$ 160,560	$ 117,879	$ 124,058	$ 156,880	$ 629,608	$ 2,057,845
Installment and Other								
Current	$ 366	$ 146	$ 65	$ 79	$ 17	$ 657	$ 429	$ 1,759
30-59 Days Past Due	—	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—	—
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	—	—	—	—	—	—	—	—
Total Past Due	—	—	—	—	—	—	—	—
Total	$ 366	$ 146	$ 65	$ 79	$ 17	$ 657	$ 429	$ 1,759
Lease Financing Receivables								
Current	$ 294,948	$ 149,642	$ 53,680	$ 14,557	$ 7,411	$ 955	$ —	$ 521,193
30-59 Days Past Due	1,461	467	295	104	77	2	—	2,406
60-89 Days Past Due	79	39	—	—	9	—	—	127
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	35	82	63	76	4	—	—	260
Total Past Due	1,575	588	358	180	90	2	—	2,793
Total	$ 296,523	$ 150,230	$ 54,038	$ 14,737	$ 7,501	$ 957	$ —	$ 523,986
Total Loans and Leases								
Current	$ 1,428,051	$ 1,277,498	$ 544,189	$ 325,621	$ 329,727	$ 763,378	$ 709,850	$ 5,378,314
30-59 Days Past Due	2,538	1,892	3,183	1,821	916	3,092	122	13,564
60-89 Days Past Due	79	47	80	87	9	1,488	—	1,790
Greater than 90 Accruing	—	—	—	—	—	—	—	—
Non-accrual	1,191	1,231	3,797	8,028	4,438	15,879	1,461	36,025
Total Past Due	3,808	3,170	7,060	9,936	5,363	20,459	1,583	51,379
Total	$ 1,431,859	$ 1,280,668	$ 551,249	$ 335,557	$ 335,090	$ 783,837	$ 711,433	$ 5,429,693

1 - Includes $8.4 million of non-accrual loans classified as loans held for sale.

Total non-accrual loans without an allowance included $10.8 million of commercial real estate loans, $4.3 million of commercial and industrial loans, and $2.6 million of residential real estate loans, as of December 31, 2022.

BYLINE BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2021	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Accruing	Non-accrual	Total Past Due	Current	Total[1]
Commercial real estate	$ 5,185	$ 2,361	$ —	$ 12,751	$ 20,297	$ 1,573,291	$ 1,593,588
Residential real estate	14,282	852	—	1,450	16,584	414,529	431,113
Construction, land development, and other land	5,885	—	—	—	5,885	318,202	324,087
Commercial and industrial	2,479	1,097	—	8,600	12,176	1,565,771	1,577,947
Paycheck Protection Program	—	—	—	—	—	123,712	123,712
Installment and other	3	35	—	—	38	1,166	1,204
Lease financing receivables	1,661	251	—	329	2,241	356,185	358,426
Total	$ 29,495	$ 4,596	$ —	$ 23,130	$ 57,221	$ 4,352,856	$ 4,410,077

1- Prior to the adoption of CECL on January 1, 2022, acquired impaired loans with an accretable yield were considered current and were not included in delinquency information loan totals. In addition, acquired impaired loans with an accretable yield were excluded from non-accrual loans. Subsequent to adoption, PCD loans, including those previously classified as acquired impaired, are included in past due and non-accrual loan totals. In addition, an allowance for credit losses is established as of the acquisition date or upon the adoption of CECL for loans previously classified as acquired impaired, as PCD loans are no longer recorded net of a credit-related acquisition adjustment.

Trouble debt restructurings are granted due to borrower financial difficulty and provide for a modification of loan repayment terms. TDRs are treated in the same manner as impaired loans for purposes of calculating the allowance for credit losses - loans and leases. The tables below present TDRs by loan category as of December 31, 2022, 2021, and 2020. Refer to Note 1—Summary of Significant Accounting Policies for the accounting policy for TDRs.

2022	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Charge-offs	Individually Evaluated
Accruing:					
Commercial real estate	2	$ 551	$ 551	$ —	$ 109
Commercial and industrial	1	24	24	—	34
Residential real estate	2	144	144	—	—
Total accruing	5	719	719	—	143
Non-accruing:					
Commercial real estate	3	830	623	207	73
Commercial and industrial	6	2,017	982	1,035	38
Total non-accruing	9	2,847	1,605	1,242	111
Total troubled debt restructurings	14	$ 3,566	$ 2,324	$ 1,242	$ 254

2021	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Charge-offs	Specific Reserves
Accruing:					
Commercial real estate	5	$ 1,703	$ 1,703	$ —	$ 215
Commercial and industrial	1	56	56	—	131
Residential real estate	2	168	168	—	—
Total accruing	8	1,927	1,927	—	346
Non-accruing:					
Commercial real estate	4	1,034	918	116	111
Commercial and industrial	3	1,745	588	1,157	—
Total non-accruing	7	2,779	1,506	1,273	111
Total troubled debt restructurings	15	$ 4,706	$ 3,433	$ 1,273	$ 457

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

2020	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Charge-offs	Specific Reserves
Accruing:					
Commercial real estate	8	$ 2,187	$ 2,187	$ —	$ 104
Commercial and industrial	1	78	78	—	78
Residential real estate	3	230	230	—	—
Total accruing	12	2,495	2,495	—	182
Non-accruing:					
Commercial real estate					
Commercial and industrial	4	1,609	1,362	247	102
Residential real estate	14	4,420	4,288	132	3,157
Total non-accruing	18	6,029	5,650	379	3,259
Total troubled debt restructurings	30	$ 8,524	$ 8,145	$ 379	$ 3,441

The Company recognized $2.5 million of interest income on non-accrual loans and leases for the year ended December 31, 2022. There was no commitment outstanding on troubled debt restructurings at December 31, 2022, 2021 or 2020.

Loans modified as troubled debt restructurings that occurred during the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31, 2022	2021	2020
Accruing:			
Beginning balance	$ 1,927	$ 2,495	$ 1,771
Additions	—	281	818
Net payments	(1,208)	(636)	(1,598)
Net transfers (to) from non-accrual	—	(213)	1,504
Ending balance	719	1,927	2,495
Non-accruing:			
Beginning balance	1,506	5,650	8,800
Additions	756	673	5,771
Net payments	(536)	(3,671)	(2,087)
Charge-offs	(121)	(1,359)	(5,330)
Net transfers (to) from accrual	—	213	(1,504)
Ending balance	1,605	1,506	5,650
Total troubled debt restructurings	$ 2,324	$ 3,433	$ 8,145

There were no troubled debt restructurings that subsequently defaulted within 12 months of the restructure date during the year ended December 31, 2022 or 2021. Troubled debt restructurings that subsequently defaulted within 12 months of the restructure date during the years ended December 31, 2020 had a recorded investment of $36,000.

The following table presents the amortized cost basis of collateral-dependent loans and leases, which are individually evaluated to determine expected credit losses as of December 31, 2022:

	Commercial Construction	Non-owner Occupied Commercial	Owner-Occupied Commercial	Multi-Family	Single Family Residence (1st Lien)	Single Family Residence (2nd Lien)	Business Assets	Total
Commercial real estate	$ —	$ 9,749	$ 28,210	$ —	$ —	$ —	$ —	$ 37,959
Residential real estate	—	—	—	237	422	220	—	879
Construction, land development, and other land	5,541	—	—	—	—	—	—	5,541
Commercial and industrial	—	—	—	—	—	—	26,034	26,034
Total	$ 5,541	$ 9,749	$ 28,210	$ 237	$ 422	$ 220	$ 26,034	$ 70,413

(Table dollars in thousands, except share and per share data)

Note 5—Allowance for Credit Losses (continued)

The following table presents the change in balance for allowance for credit losses - unfunded commitments, which are included in the Consolidated Statement of Financial Condition as part of Accrued expenses and other liabilities, as of December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,		
	2022	2021	2020
Beginning balance	$ 1,403	$ 1,887	$ 1,159
Impact of CECL adoption	1,595	—	—
Provision/(recapture) for/of unfunded commitments	1,205	(484)	728
Ending balance	$ 4,203	$ 1,403	$ 1,887

Note 6—Servicing Assets

Activity for servicing assets and the related changes in fair value for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Beginning balance	$ 23,744	$ 22,042	$ 19,471
Additions, net	7,171	8,360	7,522
Changes in fair value	(11,743)	(6,658)	(4,951)
Ending balance	$ 19,172	$ 23,744	$ 22,042

Loans serviced for others are not included in the Consolidated Statements of Financial Condition. The unpaid principal balances of these loans serviced for others were as follows as December 31, 2022 and 2021:

	2022	2021
Loan portfolios serviced for:		
SBA guaranteed loans	$ 1,521,014	$ 1,510,375
USDA guaranteed loans	211,150	183,026
Total	$ 1,732,164	$ 1,693,401

Loan servicing revenue totaled $13.5 million, $12.7 million, and $11.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Loan servicing asset revaluation, which represents the changes in fair value of servicing assets, totaled downward valuations of $11.7 million, $6.7 million, and $5.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. Changes in the fair value of the loan servicing asset are reported on the Consolidated Statement of Operations.

The fair value of servicing rights is highly sensitive to changes in underlying assumptions. Changes in prepayment speed and discount rate assumptions have the most significant impact on the fair value of servicing rights.

Generally, as interest rates rise on variable rate loans, loan prepayments increase due to an increase in refinance activity, which may result in a decrease in the fair value of servicing assets. Measurement of fair value is limited to the condition existing and the assumptions used as of a particular point in time, and those assumptions may change over time. In addition, as loan sale premium pricing in the secondary market decreases, the discount rate increases which leads to a lower servicing asset valuation. Refer to Note 17—Fair Value Measurement for further details.

(Table dollars in thousands, except share and per share data)

Note 7—Other Real Estate Owned

The following table presents the change in other real estate owned ("OREO") for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Beginning balance	$ 2,112	$ 6,350	$ 9,896
Net additions to OREO	3,343	571	150
Proceeds from sales of OREO	(491)	(4,285)	(2,313)
Gains (losses) on sales of OREO	78	390	(39)
Valuation adjustments	(325)	(914)	(1,344)
Ending balance	$ 4,717	$ 2,112	$ 6,350

At December 31, 2022, the balance of real estate owned included $2.3 million of foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2021, the balance of real estate owned did not include any foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property.

At December 31, 2022, there was no recorded investment of consumer mortgage loans secured by residential real estate properties in foreclosure. At December 31, 2021, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process was million $2.5 million.

There were no internally financed sales of OREO for the year ended December 31, 2022 or 2021, respectively.

Note 8—Premises and Equipment and Assets Held for Sale

Classifications of premises and equipment as of December 31, 2022 and 2021 and were as follows:

	2022	2021
Premises	$ 41,340	$ 43,785
Furniture, fixtures and equipment	16,032	15,369
Leasehold improvements	5,331	5,843
Total cost	62,703	64,997
Less accumulated depreciation, amortization and impairment	(34,606)	(33,141)
Net book value of premises, furniture, fixtures, equipment, and leasehold improvements	28,097	31,856
Construction in progress	57	355
Land	28,644	30,337
Premises and equipment, net	$ 56,798	$ 62,548

Depreciation and amortization expense related to premises and equipment for the years ended December 31, 2022, 2021 and 2020 was $4.3 million, $6.0 million and $6.5 million, respectively. Refer to Note 9—Leases for additional discussion related to operating lease commitments.

(Table dollars in thousands, except share and per share data)

Note 8—Premises and Equipment and Assets Held for Sale (continued)

In 2020, 15 branches were closed and consolidated, and one piece of vacant land and two additional branches were transferred to assets held for sale and one former branch location was sold.

During 2021, two branches were removed from retail operations but remain open as lending offices. Additionally, one piece of vacant land, one piece of vacant land/vacant single-family residence and eight branches were transferred to assets held for sale. One piece of vacant land/vacant single-family residence and 10 former branch locations were sold.

During 2022, six branches were closed and consolidated, three branches were transferred to assets held for sales, and five former branch locations and one vacant property were sold.

During the year ended December 31, 2021, impairment losses of $2.2 million were recognized on premises and are reflected in other non-interest expense.

Branches owned by the Company and actively marketed for sale are transferred to assets held for sale based on the lower of carrying value or fair value, less estimated costs to sell. Assets are considered held for sale when management has approved the sale of the assets following a branch closure or other events. The following table presents the change in assets held for sale for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Beginning balance	$ 9,153	$ 13,023	$ 15,362
Transfers in	2,961	16,870	3,863
Proceeds from sales	(3,277)	(9,040)	(1,434)
Net gains on sales	208	632	1
Impairment loss	(372)	(12,332)	(4,769)
Ending balance	$ 8,673	$ 9,153	$ 13,023

(Table dollars in thousands, except share and per share data)

Note 9—Leases

The Company enters into leases in the normal course of business primarily for its banking facilities and branches. The Company's operating leases have varying maturity dates through year end 2042, some of which include renewal or termination options to extend the lease. In addition, the Company leases or subleases real estate to third parties. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at leases commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB regular advance rate, adjusted for the lease term and other factors. At December 31, 2022, the weighted average discount borrowing rate was 1.95% and the weighted average remaining life of operating leases was 6.2 years compared to 0.99% and 6.0 years for December 31, 2021.

During the year ended December 31, 2021, impairment losses of $1.9 million were recognized on operating lease right-of-use asset and are reflected in other non-interest expense.

The following table presents certain information related to the lease costs for operating leases included as a component of occupancy expense on the Consolidated Statement of Operations for the years ended December 31, 2022 and 2021:

	2022	2021
Operating lease cost	$ 2,760	$ 3,461
Short-term lease cost	214	160
Variable lease cost	1,585	1,819
Less: Sublease income	(572)	(653)
Total lease cost, net	$ 3,987	$ 4,787

Operating cash flows paid for operating lease amounts included in the measure of lease liabilities were $4.1 million and $5.1 million for the years ended December 31, 2022 and 2021, respectively. The Company recorded $3.0 million and $5.1 million of right-of-use lease assets in exchange for operating lease liabilities for the years ended December 31, 2022 and 2021, respectively.

The future minimum lease payments for finance leases and operating leases, subsequent to December 31, 2022, as recorded on the balance sheet, are summarized as follows:

	Operating Lease Commitments
2023	$ 3,436
2024	3,214
2025	2,875
2026	2,089
2027	976
Thereafter	2,888
Total	$ 15,478
Imputed interest	(1,087)
Present value of future minimum lease payments	$ 14,391

The Company's rental expenses for the year ended December 31, 2022, 2021 and 2020 were $4.5 million $5.4 million, and $7.9 million, respectively. For the year ended December 31, 2022, 2021 and 2020, the Company received $572,000, $653,000, and $727,000, in sublease income. The total amount of minimum rentals to be received in the future on these subleases is approximately $1.2 million, and the leases have contractual lives extending through 2027. In addition to the above required lease payments, the Company has contractual obligations related primarily to information technology contracts and other maintenance contracts.

(Table dollars in thousands, except share and per share data)

Note 10—Goodwill, Core Deposit Intangible and Other Intangible Assets

The Company's annual goodwill test was performed as of November 30, 2022. The Company determined that no impairment existed as of that date. Refer to Note 1—Business and Summary of Significant Accounting Policies for discussion of goodwill.

The following table summarizes the changes in the Company's goodwill and core deposit intangible assets for the years ended December 31, 2022, 2021 and 2020:

	2022			2021			2020		
	Goodwill	Core Deposit Intangible	Customer Relationship Intangible	Goodwill	Core Deposit Intangible	Customer Relationship Intangible	Goodwill	Core Deposit Intangible	Customer Relationship Intangible
Beginning balance	$ 148,353	$ 15,004	$ 2,201	$ 148,353	$ 21,809	$ 2,469	$ 148,353	$ 29,111	$ 2,791
Amortization or accretion	—	(6,118)	(553)	—	(6,805)	(268)	—	(7,302)	(322)
Ending balance	$ 148,353	$ 8,886	$ 1,648	$ 148,353	$ 15,004	$ 2,201	$ 148,353	$ 21,809	$ 2,469
Accumulated amortization or accretion	N/A	$ 46,580	$ 1,568	N/A	$ 40,462	$ 1,015	N/A	$ 33,657	$ 747
Weighted average remaining amortization or accretion period	N/A	4.4 Years	6.2 Years	N/A	4.8 Years	8.3 Years	N/A	5.6 Years	9.3 Years

The following table presents the estimated amortization expense for core deposit intangible and other intangible assets recognized at December 31, 2022:

	Estimated Amortization
2023	$ 4,336
2024	2,286
2025	1,721
2026	1,157
2027	609
Thereafter	425
Total	$ 10,534

Note 11—Income Taxes

The following were the components of provision for income taxes for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Current tax expense (benefit):			
Federal	$ (3,774)	$ 21,605	$ 21,286
State and local	4,939	9,882	2,015
Total current tax expense	1,165	31,487	23,301
Deferred tax expense (benefit):			
Federal	25,157	2,966	(10,713)
State and local	407	(3,026)	1,612
Total deferred tax expense (benefit)	25,564	(60)	(9,101)
Provision for income taxes	$ 26,729	$ 31,427	$ 14,200

The following is a reconciliation between the statutory U.S. federal income tax rate of 21% for 2022, 2021 and 2020, and the effective tax rate:

	2022	2021	2020
Calculated tax expense at statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal income tax	4.8	5.4	7.3
Tax exempt income	(1.0)	(0.9)	(1.3)
Share-based compensation	(1.7)	(0.2)	0.3
Non-deductible expenses	0.2	—	0.2
Total income tax expense	23.3 %	25.3 %	27.5 %

(Table dollars in thousands, except share and per share data)

Note 11—Income Taxes (continued)

The following were the significant components of the deferred tax assets and liabilities as of December 31, 2022 and 2021:

	2022	2021
Deferred tax assets:		
Net operating losses	$ 22,008	$ 22,338
Interest on non-accrual loans	2,610	2,651
Allowance for credit losses - loans and leases and loan basis	23,721	17,570
Servicing assets	3,511	2,970
Premises and equipment	4,671	1,837
Other real estate owned	356	329
Net unrealized holding loss on securities available-for-sale	54,465	3,239
Accrued expenses	5,375	4,816
Other	3,343	4,502
Total deferred tax assets	120,060	60,252
Deferred tax liabilities:		
Equipment leasing	(32,872)	—
Core deposit intangibles	(2,814)	(4,668)
Trust preferred securities	(2,046)	(2,196)
Net unrealized holding gain on cash flow hedges	(12,506)	(1,049)
Other	(1,609)	(2,010)
Total deferred tax liabilities	(51,847)	(9,923)
Net deferred tax assets	$ 68,213	$ 50,329

The following were the gross carryforwards available to offset future taxable income as of December 31, 2022 and 2021:

	2022	2021
Federal gross NOL carryforwards - begin to expire in 2030	$ 8,316	$ 9,072
Federal gross NOL carryforwards - with no expiration	1,436	2,216
Illinois gross NLD carryforwards - begin to expire in 2031	265,961	266,061

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of net operating loss ("NOL") and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50 percent occurs within a three-year period. The Company has determined that such an ownership change occurred as of June 28, 2013 as a result of our recapitalization. This ownership change resulted in estimated annual limitations on the utilization of tax attributes, including net operating loss carryforwards. Approximately $756,000 of the restricted Federal net operating losses will become available each year related to Federal net operating losses generated prior to the 2013 recapitalization. In connection with the Company's acquisition of Oak Park River Forest, the Company acquired $4.3 million of additional Federal net operating losses that are subject to an annual Section 382 limitation of approximately $781,000. These Federal net operating losses acquired in connection with the Oak Park River Forest acquisition have no expiration.

During the second quarter of 2021, Illinois Senate Bill 2017 was passed which created a temporary limitation on Net Loss Deduction ("NLD") usage. For tax years 2021, 2022, and 2023, C Corporations are limited to applying a maximum of $100,000 of NLD to taxable income. NLDs that are limited during these years have an extended expiration date for the years in which they are limited. The extended expiration of the Company's NLD carryforwards are from December 31, 2031 to December 31, 2038.

The Company and the Bank file consolidated income tax returns. The Company and the Bank are no longer subject to United States federal income tax examinations for years before 2019 and state income tax examinations for years before 2018.

(Table dollars in thousands, except share and per share data)

Note 12—Other Borrowings

The following is a summary of the Company's other borrowings as of December 31, 2022 and 2021:

	2022	2021
Federal Home Loan Bank advances	$ 625,000	$ 490,000
Securities sold under agreements to repurchase	15,399	29,723
Line of credit	—	—
Total	$ 640,399	$ 519,723

Byline Bank has the capacity to borrow funds from the discount window of the FRB. As of December 31, 2022 and 2021, there were no outstanding advances under the FRB discount window line. The Company pledges loans and leases as collateral for the FRB discount window borrowing. Refer to Note 4 – Loan and Lease Receivables for additional discussion.

At December 31, 2022, fixed-rate advances totaled $225.0 million, with interest rates ranging from 4.38% to 4.66% and maturities ranging from February 2022 to March 2023. Total variable rate advances were $400.0 million at December 31, 2022, with interest rates ranging from 4.23% to 4.33% that may reset daily, and mature in February 2023. The Company's advances from the FHLB are collateralized by residential real estate loans, commercial real estate loans, and securities. The Company's required investment in FHLB stock is $4.50 for every $100 in advances. Refer to Note 3—Securities for additional discussion, subject to the availability of proper collateral. The Bank's maximum borrowing capacity is limited to 35% of total assets.

Securities sold under agreements to repurchase represent a demand deposit product offered to customers that sweep balances in excess of the FDIC insurance limit into overnight repurchase agreements. The Company pledges securities as collateral for the repurchase agreements. Refer to Note 3—Securities for additional discussion.

On October 13, 2016, the Company entered into a $30.0 million revolving credit agreement with a correspondent bank. Through subsequent amendments, the revolving credit agreement was reduced to $15.0 million and the maturity of the credit facility was extended to October 6, 2023. The amended revolving line of credit bears interest at either SOFR plus 195 basis points or the Prime Rate minus 75 basis points, not to be less than 2.00%, based on the Company's election, which is required to be communicated at least three business days prior to the commencement of an interest period. If the Company fails to provide timely notification, the interest rate will be Prime Rate minus 75 basis points. At December 31, 2022 and 2021, the line of credit had no outstanding balance.

The Company hedges interest rates on borrowed funds using interest rate swaps through which the Company receives variable amounts and pays fixed amounts. Refer to Note 21—Derivative Instruments and Hedging Activities for additional discussion.

The following table presents short-term credit lines available for use as of December 31, 2022 and 2021:

	2022	2021
Federal Home Loan Bank line	$ 1,903,549	$ 1,883,349
Federal Reserve Bank of Chicago discount window line	804,578	602,962
Available federal funds lines	135,000	115,000

(Table dollars in thousands, except share and per share data)

Note 13—Deposits

The following is a summary of the Company's deposits as of December 31, 2022 and 2021:

	2022	2021
Non-interest-bearing demand deposits	$ 2,138,645	$ 2,158,420
Interest-bearing checking accounts	592,098	572,426
Money market demand accounts	1,415,653	1,106,272
Other savings	625,798	638,218
Time deposits (below $250,000)	762,250	532,589
Time deposits ($250,000 and above)	160,677	147,122
Total deposits	$ 5,695,121	$ 5,155,047

There were $251.5 million of brokered deposits included in Time deposits below $250,000 at December 31, 2022. There were no brokered deposits included in time deposits at December 31, 2021.

At December 31, 2022, the scheduled maturities of time deposits were as follows:

	Scheduled Maturities
2023	$ 865,745
2024	30,380
2025	14,131
2026	7,260
2027 and thereafter	5,411
Total	$ 922,927

(Table dollars in thousands, except share and per share data)

Note 14—Subordinated Notes and Junior Subordinated Debentures

During 2020, the Company issued $75.0 million in aggregate principal amount of its fixed-to-floating subordinated notes that mature on July 1, 2030. The subordinated notes bear a fixed interest rate of 6.00% until July 1, 2025 and a floating interest rate equal to a benchmark rate, which is expected to be three-month Secured Overnight Financing Rate plus 588 basis points thereafter until maturity. The transaction resulted in debt issuance costs of approximately $1.7 million that are being amortized over 10 years.

As of December 31, 2022 and 2021, the liability outstanding relating to the subordinated notes, net of unamortized debt issuance costs, was $73.7 million and $73.5 million, respectively. The Company may, at its option, redeem the notes, in whole or in part, on a semi-annual basis beginning on July 1, 2025, subject to obtaining the prior approval of the FRB to the extent such approval is then required. The subordinated notes qualify as Tier 2 capital for regulatory purposes.

At December 31, 2022 and 2021, the Company's junior subordinated debentures by issuance were as follows:

Name of Trust	Aggregate Principal Amount 2022	Aggregate Principal Amount 2021	Stated Maturity	Contractual Rate at December 31, 2022	Interest Rate Spread
Metropolitan Statutory Trust 1	$ 35,000	$ 35,000	March 17, 2034	7.53%	Three-month LIBOR + 2.79%
First Evanston Bancorp Trust I	10,000	10,000	March 15, 2035	6.55%	Three-month LIBOR + 1.78%
Total liability, at par	45,000	45,000			
Discount	(7,662)	(8,094)			
Total liability, at carrying value	$ 37,338	$ 36,906			

In 2004, the Company's predecessor, Metropolitan Bank Group, Inc., issued $35.0 million floating rate junior subordinated debentures to Metropolitan Statutory Trust 1, which was formed for the issuance of trust preferred securities. The debentures bear interest at three-month LIBOR plus 2.79% (7.53% and 3.01% at December 31, 2022 and 2021, respectively). Interest is payable quarterly. The Company has the right to redeem the debentures, in whole or in part, on any interest payment date on or after March 2009. Accrued interest payable was $98,000 and $45,000 as of December 31, 2022 and 2021.

As part of our acquisition of First Evanston Bancorp, Inc. ("First Evanston") in 2018, the Company assumed the obligations to First Evanston Bancorp Trust I of $10.0 million in principal amount, which was formed for the issuance of trust preferred securities. Beginning on March 15, 2010, the interest rate reset to the three-month LIBOR plus 1.78% (6.55% and 1.98% at December 31, 2022 and 2021, respectively), which is in effect until the debentures mature in 2035. Interest is paid on a quarterly basis. The Company has the right to redeem the debentures, in whole or in part, on any interest payment date on or after March 2010. The Company has the option to defer interest payments on the debentures from time to time for a period not to exceed five consecutive years. Accrued interest payable was $30,000 and $9,000 as of December 31, 2022 and 2021.

The Trusts are not consolidated with the Company. Accordingly, the Company reports the subordinated debentures held by the Trusts as liabilities. The Company owns all of the common securities of each trust. The junior subordinated debentures qualify, and are treated as, Tier 1 regulatory capital of the Company subject to regulatory limitations. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment.

(Table dollars in thousands, except share and per share data)

Note 15—Employee Benefit Plans

The Company's defined contribution 401(k) savings plan (the "Plan") covers substantially all employees that have completed certain service requirements. The Board of Directors determines the amount of any discretionary profit sharing contribution made to the Plan. There were no profit sharing contributions to the Plan for the years ended December 31, 2022, 2021, and 2020. The net assets of the Plan are not included in the Consolidated Statements of Financial Condition.

The 401(k) employer match contribution is equal to 100% of the first 3% and 50% for the next 2% contributed to the Plan by employees. Total expense for the employer contributions made to the Plan were $3.0 million, $2.6 million and, $2.5 million during the years ended December 31, 2022, 2021 and 2020, respectively.

On June 14, 2017, the Company's Board of Directors adopted the Byline Bancorp, Inc. Employee Stock Purchase Plan (the "ESPP") within the meaning of Section 423 of the Internal Revenue Code, as amended. The ESPP allows employees to purchase shares of the Company's common stock at a discount to the market price of the stock through automatic payroll deductions. A total of 200,000 shares of common stock were reserved for sale under the ESPP, subject to adjustment in accordance with the terms of the ESPP. On June 7, 2022, an additional 200,000 shares were reserved. The Company has issued 173,864 shares in connection with the ESPP, leaving 226,136 available at December 31, 2022. The Company recognized $169,000, $401,000, and $81,000, of compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 16—Commitments and Contingent Liabilities

Legal contingencies—In the ordinary course of business, the Company and Bank have various outstanding commitments and contingent liabilities that are not recognized in the accompanying consolidated financial statements. In addition, the Company may be a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is currently not expected to have a material adverse effect on the Company's Consolidated Financial Statements.

Commitments to extend credit—The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contractual or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Operating lease commitments—Refer to Note 9—Leases for additional information on operating lease commitments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for funded instruments. The Company does not anticipate any material losses as a result of the commitments and letters of credit.

The following table summarizes the contract or notional amount of outstanding loan and lease commitments at December 31, 2022 and 2021:

	2022			2021		
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commitments to extend credit	$ 258,049	$ 1,821,175	$ 2,079,224	$ 176,014	$ 1,578,405	$ 1,754,419
Letters of credit	536	61,328	61,864	599	58,543	59,142
Total	$ 258,585	$ 1,882,503	$ 2,141,088	$ 176,613	$ 1,636,948	$ 1,813,561

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral is primarily obtained in the form of commercial and residential real estate (including income producing commercial properties).

Letters of credit are conditional commitments issued by the Company to guarantee to a third-party the performance of a customer. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 16—Commitments and Contingent Liabilities (continued)

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 1.00% to 18.00% and maturities up to 2050. Variable rate loan commitments have interest rates ranging from 1.75% to 11.50% and maturities up to 2048.

Note 17—Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In addition, the Company has the ability to obtain fair values for markets that are not accessible. These types of inputs create the following fair value hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The Company's own data used to develop unobservable inputs may be adjusted for market considerations when reasonably available.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to assets and liabilities.

Note 17—Fair Value Measurement (continued)

The Company used the following methods and significant assumptions to estimate fair value for certain assets measured and carried at fair value on a recurring basis:

Securities available-for-sale—The Company obtains fair value measurements from an independent pricing service. Management reviews the procedures used by the third party, including significant inputs used in the fair value calculations. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. When market quotes are not readily accessible or available, alternative approaches are utilized, such as matrix or model pricing.

The Company's methodology for pricing non-rated bonds focuses on three distinct inputs: equivalent rating, yield and other pricing terms. To determine the rating for a given non-rated municipal bond, the Company references a publicly issued bond by the same issuer if available as well as other additional key metrics to support the credit worthiness. Typically, pricing for these types of bonds would require a higher yield than a similar rated bond from the same issuer. A reduction in price is applied to the rating obtained from the comparable bond, as the Company believes if liquidated, a non-rated bond would be valued less than a similar bond with a verifiable rating. The reduction applied by the Company is one notch lower (i.e,. a "AA" rating for a comparable bond would be reduced to "AA-" for the Company's valuation). In 2022 and 2021, all of the ratings derived by the Company were "BBB" or better with and without comparable bond proxies. The fair value measurement of municipal bonds is sensitive to the rating input, as a higher rating typically results in an increased valuation. The remaining pricing inputs used in the bond valuation are observable. Based on the rating determined, the Company obtains a corresponding current market yield curve available to market participants. Other terms including coupon, maturity date, redemption price, number of coupon payments per year, and accrual method are obtained from the individual bond term sheets.

Equity and other securities—The Company utilizes the same fair value measurement methodology for equity and other securities as detailed in the securities available-sale portfolio above.

Servicing assets—Fair value is based on a loan-by-loan basis taking into consideration the original term to maturity, the current age of the loan and the remaining term to maturity. The valuation methodology utilized for the servicing assets begins with generating estimated future cash flows for each servicing asset, based on their unique characteristics and market-based assumptions for prepayment speeds and costs to service. The present value of the future cash flows are then calculated utilizing market-based discount rate assumptions.

Derivative instruments—Interest rate derivatives are valued by a third party, using models that primarily use market observable inputs, such as yield curves, and are validated by comparison with valuations provided by the respective counterparties. Derivative financial instruments are included in other assets and other liabilities in the Consolidated Statements of Financial Condition.

(Table dollars in thousands, except share and per share data)

Note 17—Fair Value Measurement (continued)

The following tables summarize the Company's financial assets and liabilities that were measured at fair value on a recurring basis at December 31, 2022 and 2021:

		Fair Value Measurements Using		
2022	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial assets				
Securities available-for-sale				
U.S. Treasury Notes	$ 40,723	$ 40,723	$ —	$ —
U.S. Government agencies	130,364	—	130,364	—
Obligations of states, municipalities, and political subdivisions	61,876	—	61,876	
Mortgage-backed securities; residential				
Agency	595,796	—	595,796	—
Non-Agency	106,249	—	106,249	—
Mortgage-backed securities; commercial				
Agency	157,030	—	157,030	—
Corporate securities	41,436	—	41,436	—
Asset-backed securities	40,957	—	40,957	—
Equity and other securities, at fair value				
Mutual funds	2,518	2,518	—	—
Equity securities	5,471	—	4,805	666
Servicing assets	19,172	—	—	19,172
Derivative assets	65,342	—	65,342	—
Financial liabilities				
Derivative liabilities	17,817	—	17,817	—

		Fair Value Measurements Using		
2021	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial assets				
Securities available-for-sale				
U.S. Treasury Notes	$ 18,476	$ 18,476	$ —	$ —
U.S. Government agencies	139,390	—	139,390	—
Obligations of states, municipalities, and political subdivisions	89,636	—	89,636	—
Mortgage-backed securities; residential				
Agency	743,656	—	743,656	—
Non-Agency	145,236	—	145,236	—
Mortgage-backed securities; commercial				
Agency	213,551	—	213,551	—
Corporate securities	67,346		67,346	—
Asset-backed securities	37,251	—	37,251	—
Equity and other securities, at fair value				
Mutual funds	4,880	2,983		
Equity securities	5,698	—	5,012	686
Servicing assets	23,744	—	—	23,744
Derivative assets	13,375	—	13,375	—
Financial liabilities				
Derivative liabilities	9,665	—	9,665	—

(Table dollars in thousands, except share and per share data)

Note 17—Fair Value Measurement (continued)

The Company has originated, and acquired through a business combination, servicing assets classified as Level 3 of the fair value hierarchy. The Company acquired single-issuer trust preferred securities which are categorized as Level 3 of the fair value hierarchy. These securities are classified as equity securities consistent with accounting guidance.

The Company did not have any transfers to or from Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2022 and 2021.

The following table presents additional information about financial assets measured at fair value on recurring basis for which the Company used significant unobservable inputs (Level 3):

	Years Ended December 31,			
	2022	2021	2022	2021
	Investment Securities		Servicing Assets	
Balance, beginning of period	$ 686	$ 685	$ 23,744	$ 22,042
Additions, net	—	—	7,171	8,360
Change in fair value	(20)	1	(11,743)	(6,658)
Balance, end of period	$ 666	$ 686	$ 19,172	$ 23,744

The following table presents additional information about the unobservable inputs used in the fair value measurements on recurring basis that were categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Financial Instruments	Valuation Technique	Unobservable Inputs	Range of Inputs	Weighted Average Input	Impact to Valuation from an Increased or Higher Input Value
Single issuer trust preferred	Discounted cash flow	Discount rate	6.4%—6.8%	6.6%	Decrease
Servicing assets	Discounted cash flow	Prepayment speeds	0.6%—34.4%	13.8%	Decrease
		Discount rate	9.8%—62.0%	17.4%	Decrease
		Expected weighted average loan life	0.0—9.8 years	4.0 years	Increase

The Company used the following methods and significant assumptions to estimate fair value for certain assets measured and carried at fair value on a non-recurring basis:

Individually Evaluated Loans—The Company individually evaluates loans that do not share similar risk characteristics, including non-accrual loans and loans designated as a TDR. Specific allowance for credit losses is measured based on a discounted cash flow of ongoing operations, discounted at the loan's original effective interest rate, or a calculation of the fair value of the underlying collateral less estimated selling costs. Valuations of individually assessed loans that are collateral dependent are supported by third party appraisals in accordance with the Bank's credit policy. Accordingly, individually evaluated loans are classified as Level 3.

Assets held for sale—Assets held for sale consist of former branch locations and real estate previously purchased for expansion. Assets are considered held for sale when management has approved to sell the assets following a branch closure or other events. The properties are being actively marketed and transferred to assets held for sale based on the lower of carrying value or its fair value, less estimated costs to sell.

Other real estate owned—Certain assets held within other real estate owned represent real estate or other collateral that has been adjusted to its estimated fair value, less cost to sell, as a result of transferring from the loan portfolio at the time of foreclosure or repossession and based on management's periodic impairment evaluation. From time to time, non-recurring fair value adjustments to other real estate owned are recorded to reflect partial write-downs based on an observable market price or current appraised value of property.

(Table dollars in thousands, except share and per share data)

Note 17—Fair Value Measurement (continued)

Adjustments to fair value based on such non-recurring transactions generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following tables summarize the Company's assets that were measured at fair value on a non-recurring basis, as of December 31, 2022 and 2021:

		Fair Value Measurements Using		
2022	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Non-recurring				
Individually evaluated loans				
Commercial real estate	$ 37,959	$ —	$ —	$ 37,959
Residential real estate	879	—	—	879
Construction, land development, and other land	5,541	—	—	5,541
Commercial and industrial	47,846	—	—	47,846
Assets held for sale	8,673	—	—	8,673
Other real estate owned	4,717	—	—	4,717

		Fair Value Measurements Using		
2021	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Non-recurring				
Impaired loans				
(excluding acquired impaired loans)				
Commercial real estate	$ 28,513	$ —	$ —	$ 28,513
Residential real estate	1,802	—	—	1,802
Commercial and industrial	21,570	—	—	21,570
Assets held for sale	9,153	—	—	9,153
Other real estate owned	2,112	—	—	2,112

The following methods and assumptions were used by the Company in estimating fair values of other assets and liabilities for disclosure purposes:

Cash and cash equivalents—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities held-to-maturity—The Company obtains fair value measurements from an independent pricing service. Management reviews the procedures used by the third party, including significant inputs used in the fair value calculations. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. When market quotes are not readily accessible or available, alternative approaches are utilized, such as matrix or model pricing.

Restricted stock—The fair value has been determined to approximate cost.

Loans held for sale—The fair value of loans held for sale are based on quoted market prices, where available, and determined by discounted estimated cash flows using interest rates approximating the Company's current origination rates for similar loans adjusted to reflect the inherent credit risk.

Loan and lease receivables, net—For certain variable rate loans that reprice frequently and with no significant changes in credit risk, fair value is estimated at carrying value. The fair value of other types of loans is estimated using an exit price notion for 2022 and 2021 values. It is estimated by discounting future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities.

(Table dollars in thousands, except share and per share data)

Note 17—Fair Value Measurement (continued)

Federal Home Loan Bank advances—The fair value of FHLB advances is estimated by discounting the agreements based on maturities using rates currently offered for FHLB advances of similar remaining maturities adjusted for prepayment penalties that would be incurred if the borrowings were paid off on the measurement date.

Securities sold under agreements to repurchase—The carrying amount approximates fair value due to maturities of less than ninety days.

Subordinated notes—The fair value is based on available market prices.

Junior subordinated debentures—The fair value of junior subordinated debentures, in the form of trust preferred securities, is determined using rates currently available to the Company for debt with similar terms and remaining maturities.

Accrued interest receivable and payable—The carrying amount approximates fair value.

Commitments to extend credit and letters of credit—The fair values of these off-balance sheet commitments to extend credit and commercial and letters of credit are not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

The estimated fair values of financial instruments not carried at fair value and levels within the fair value hierarchy are as follows:

	Fair Value Hierarchy Level	2022 Carrying Amount	2022 Estimated Fair Value	2021 Carrying Amount	2021 Estimated Fair Value
Financial assets					
Cash and due from banks	1	$ 62,274	$ 62,274	$ 35,247	$ 35,247
Interest bearing deposits with other banks	2	117,079	117,079	122,684	122,684
Securities held-to-maturity	2	2,705	2,672	3,885	3,992
Other restricted stock	2	28,202	28,202	22,002	22,002
Loans held for sale	3	47,823	40,657	64,460	69,081
Loans and lease receivables, net (less individually evaluated loans at fair value $92,225 and $72,923, as of December 31, 2022 and 2021, respectively)	3	5,262,447	5,259,991	4,430,231	4,428,509
Accrued interest receivable	3	29,815	29,815	18,875	18,875
Financial liabilities					
Non-interest-bearing deposits	2	2,138,645	2,138,645	2,158,420	2,158,420
Interest-bearing deposits	2	3,556,476	3,554,318	2,996,627	2,997,026
Accrued interest payable	2	4,494	4,494	262	262
Federal Home Loan Bank advances	2	625,000	625,000	490,000	490,000
Securities sold under repurchase agreement	2	15,399	15,399	29,723	29,723
Subordinated notes	2	73,691	70,925	73,517	81,744
Junior subordinated debentures	3	37,338	40,131	36,906	40,901

(Table dollars in thousands, except share and per share data)

Note 18—Share-Based Compensation

In June 2017, the Company's Board of Directors adopted, and the Company's stockholder approved, the 2017 Omnibus Incentive Compensation Plan (the "Omnibus Plan"). The Omnibus Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other equity-based, equity-related or cash-based awards. A total of 1,550,000 shares of our common stock have been reserved for issuance under the Omnibus Plan. As of December 31, 2022, there were 416,065 shares available for future grants under the Omnibus Plan.

The Company primarily grants time-based restricted share awards that vest over a one to four year period, subject to continued employment. The Company also grants performance-based restricted share awards. The number of shares which may be earned under the award is dependent upon the Company's return on average assets, weighted equally, over a three-year period, measured against a peer group consisting of publicly-traded bank holding companies. The value associated with the grant of restricted stock awards is determined by multiplying the fair market value of the Company's common stock on the grant date by the number of shares awarded.

During 2022, the Company granted 298,452 shares of restricted common stock, par value $0.01 per share. Of this total, 166,290 restricted shares will vest ratably over four years on each anniversary of the grant date, 73,018 restricted shares will vest ratably over three years on each anniversary of the grant date, 12,661 restricted shares will cliff vest on the third anniversary of the grant date, 2,776 restricted shares will vest in one year, 1,219 restricted shares vested immediately, and 42,488 performance-based restricted shares were granted during 2022. The number of performance-based shares which may be earned under the award is dependent upon the Company's return on average assets, weighted equally, over a three-year period ending December 31, 2024, measured against a peer group consisting of publicly-traded bank holding companies. Results will be measured cumulatively at the end of the three years and any earned shares will vest on the third anniversary of the grant date.

The following table discloses the changes in all restricted shares for the year ended December 31, 2022:

	Omnibus Plan	
	Number of Shares	Weighted Average Grant Date Fair Value
Beginning balance, January 1, 2022	542,520	$ 19.04
Granted	298,452	26.90
Incremental performance shares vested	1,074	
Vested	(234,603)	19.10
Forfeited	(26,106)	21.82
Ending balance outstanding at December 31, 2022	581,337	22.93

A total of 234,603, 148,577 and 113,264 restricted shares vested during the years ended December 31, 2022, 2021, and 2020 respectively. The fair value of restricted shares that vested during the years ended December 31, 2022, 2021 and 2020 were $5.9 million, $3.4 million and $1.4 million, respectively.

The Company recognizes share-based compensation for both time and performance-based awards on the estimated fair value of the restricted stock at the grant date. Share-based compensation expense is included in non-interest expense in the Consolidated Statements of Operations.

The following table summarizes restricted stock compensation expense for the years ended:

	Years Ended December 31,		
	2022	2021	2020
Total share-based compensation - restricted stock	$ 5,334	$ 4,018	$ 2,603
Income tax benefit	1,474	1,108	725
Unrecognized compensation expense - restricted stock	9,151	6,991	4,998
Weighted-average amortization period remaining	2.3 years	2.2 years	2.2 years

The fair value of the unvested restricted stock awards at December 31, 2022 was $13.4 million.

During February 2023, the Company granted 273,152 shares of restricted common stock, par value $0.01 per share. Of this total, 201,569 restricted shares will vest ratably over three years on each anniversary of the grant date and 20,201 restricted shares will cliff vest on the third anniversary of the grant date, all subject to continued employment.

In addition, 51,382 performance-based restricted shares were included in the February 2023 grant. The number of shares which may be earned under the award is dependent upon the Company's total shareholder return and return on average assets, weighted equally, over a three-year period ending December 31, 2025, measured against the KBW Regional Bank Index. Results will be measured at the end of the three years. Any earned shares will vest on the third anniversary of the grant date.

(Table dollars in thousands, except share and per share data)

Note 18—Share-Based Compensation (continued)

In October 2014, the Company adopted the Byline Bancorp, Inc. Equity Incentive Plan ("BYB Plan"). The maximum number of shares available for grants under this plan was 2,476,122 shares. The Company granted 1,846,968 options to purchase shares under this plan. In June 2017, the Board of Directors terminated the BYB Plan and no future grants can be made under this plan. Options to purchase a total of 768,564 shares remain outstanding under the BYB Plan as of December 31, 2022.

The types of stock options granted under the BYB Plan were Time Options and Performance Options. The exercise price of each option is equal to the fair value of the stock as of the date of grant. These option awards had vesting periods ranging from one to five years and have 10-year contractual terms. Stock volatility was computed as the average of the volatilities of peer group companies. All outstanding stock options were fully vested and exercisable at December 31, 2022.

The fair values of the stock options were determined using the Black-Scholes-Merton model for Time Options and a Monte Carlo simulation model for Performance Options.

The following table discloses the activity in shares subject to options and the weighted average exercise prices, in actual dollars, for the year ended December 31, 2022:

	BYB Plan			
	Number of Shares	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Contractual Term (in Years)
Beginning balance, January 1, 2022	1,337,048	$ 11.26	$ 21,519	3.5
Expired	—			
Exercised	(568,484)	$ 11.18	$ 8,324	
Forfeited	—			
Ending balance outstanding at December 31, 2022	768,564	$ 11.31	$ 8,960	2.5
Exercisable at December 31, 2022	768,564	$ 11.31	$ 8,960	2.5

A total of 568,484, 53,531, and 19,496 stock options were exercised during the years ended December 31, 2022, 2021 and 2020, respectively. Proceeds from the exercise of stock options were $470,000, $751,000 and $253,000 with a related tax benefit of $2.3 million, $121,000 and $39,000, for the years ended December 31, 2022, 2021 and 2020, respectively. No stock options vested during the year ended December 31, 2022.

The Company recognizes share-based compensation based on the estimated fair value of the option at the grant date. Forfeitures are estimated based upon industry standards. Share-based compensation expense is included in non-interest expense in the Consolidated Statements of Operations. The following table summarizes stock option compensation expense for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	2021	2020
Total share-based compensation (benefit) - stock options	$ —	$ —	$ 7
Income tax benefit (expense)	—	—	2
Unrecognized compensation expense - stock options	—	—	—
Weighted-average amortization period remaining	0.0 years	0.0 years	0.0 years

Pursuant to the terms of the Agreement and Plan of Merger with First Evanston and its subsidiaries, dated as of November 27, 2017 (the "Merger Agreement"), each outstanding First Evanston option held by a participant in the First Evanston Bancorp, Inc. Stock Incentive Plan (the "FEB Plan") ceased to represent a right to acquire shares of First Evanston common stock and was assumed and converted automatically into a fully vested and exercisable adjusted option to purchase shares of Byline common stock (each an "Adjusted Option"). In accordance with the Merger Agreement, the number of shares of Byline common stock to which each such Adjusted Option relates is equal to the product (rounded down to the nearest whole share of Byline common stock) of: (a) the number of shares of First Evanston common stock subject to the First Evanston option immediately prior to May 31, 2018, multiplied by (b) 4.725. Each Adjusted Option has an exercise price per share of Byline common stock equal to the quotient (rounded up to the nearest whole cent) of (x) the per share exercise price of such First Evanston option immediately prior to May 31, 2018, divided by (y) 4.725. The description of the conversion process is based on, and qualified by, the Merger Agreement.

(Table dollars in thousands, except share and per share data)

Note 18—Share-Based Compensation (continued)

The following table discloses the activity in shares subject to options under the FEB Plan and the weighted average exercise prices, in actual dollars, for the year ended December 31, 2022:

	FEB Plan			
	Number of Shares	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Contractual Term (in Years)
Beginning balance, January 1, 2022	170,697	$ 11.60	$ 2,688	3.4
Exercised	(7,559)	$ 10.59	$ 91	
Forfeited	—			
Expired	(850)	$ 10.59		
Ending balance outstanding at December 31, 2022	162,288	$ 11.66	$ 1,836	2.5
Exercisable at December 31, 2022	162,288	$ 11.66	$ 1,836	2.5

A total of 7,559, 62,366, and 255,615 stock options were exercised during the years ended December 31, 2022, 2021 and 2020, respectively. Proceeds from the exercise of stock options were $80,000, $705,000 and $2.8 million with a related tax benefit of $25,000, $153,000 and $219,000, for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 19—Related Party Transactions

Loans to related parties—Loans that may be made to the Bank's executive officers, as defined in 12 CFR 215 (Regulation O), directors, principal stockholders and their affiliates are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. As of December 31, 2022 and 2021, there were no material loans made to the related parties as described.

Deposits from related parties—Deposits from related parties were not material as of December 31, 2022 and 2021.

Other—As of December 31, 2022 and 2021, there were no receivables outstanding from related parties.

Note 20—Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by their respective banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1 capital ("CET1"), Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, as defined in the regulations.

(Table dollars in thousands, except share and per share data)

Note 20—Regulatory Capital Requirements (continued)

As of December 31, 2022, the most recent notification from the FDIC categorized the Bank as well-capitalized under the framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The required regulatory capital ratios are set forth in the following tables along with the minimum capital amounts required for the Company and the Bank and the minimum capital amount required for the Bank to be considered to be well capitalized. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2022 and 2021 are also presented.

	Actual		Minimum Capital Required		Required to be Considered Well Capitalized	
2022	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets:						
Company	$ 900,806	13.00%	$ 554,436	8.00%	N/A	N/A
Bank	852,047	12.34%	552,507	8.00%	690,633	10.00%
Tier 1 capital to risk weighted assets:						
Company	$ 751,887	10.85%	$ 415,827	6.00%	N/A	N/A
Bank	778,128	11.27%	414,380	6.00%	552,507	8.00%
Common Equity Tier 1 (CET1) to risk weighted assets:						
Company	$ 706,887	10.20%	$ 311,870	4.50%	N/A	N/A
Bank	778,128	11.27%	310,785	4.50%	448,912	6.50%
Tier 1 capital to average assets:						
Company	$ 751,887	10.29%	$ 292,258	4.00%	N/A	N/A
Bank	778,128	10.67%	291,741	4.00%	364,676	5.00%

	Actual		Minimum Capital Required		Required to be Considered Well Capitalized	
2021	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets:						
Company	$ 830,262	14.70%	$ 451,903	8.00%	N/A	N/A
Bank	753,480	13.38%	450,470	8.00%	563,087	10.00%
Tier 1 capital to risk weighted assets:						
Company	$ 698,846	12.37%	$ 338,927	6.00%	N/A	N/A
Bank	697,064	12.38%	337,852	6.00%	450,470	8.00%
Common Equity Tier 1 (CET1) to risk weighted assets:						
Company	$ 643,408	11.39%	$ 254,195	4.50%	N/A	N/A
Bank	697,064	12.38%	253,389	4.50%	366,007	6.50%
Tier 1 capital to average assets:						
Company	$ 698,846	10.89%	$ 256,657	4.00%	N/A	N/A
Bank	697,064	10.87%	256,478	4.00%	320,597	5.00%

The ratios above reflect the Company's election to opt into the regulators' joint CECL transition provision, which allows the Company to phase in the capital impact of the adoption of CECL over the next three years beginning January 1, 2022. Accordingly, capital ratios as of December 31, 2022 reflect 25% of the CECL impact.

The Company and Byline Bank must maintain a capital conservation buffer consisting of CET1 capital greater than 2.5% of risk-weighted assets above the required minimum risk-based capital levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. The conservation buffers for the Company and Byline Bank exceed the minimum capital requirement at 5.70% and 6.77%, respectively, as of December 31, 2022.

(Table dollars in thousands, except share and per share data)

Note 20—Regulatory Capital Requirements (continued)

Provisions of state and federal banking regulations may limit, by statute, the amount of dividends that may be paid to the Company by Byline Bank without prior approval of Byline Bank's regulatory agencies. The Company is economically dependent on the cash dividends received from Byline Bank. These dividends represent the Company's primary cash flow from operating activities used to service its obligations. For each of the years ended December 31, 2022 and 2021, the Company received $24.0 million, in cash dividends from Byline Bank, primarily used to pay interest on the subordinated notes, subordinated debentures issued in connection with trust preferred securities, dividends on the Company's common and preferred stock, and other corporate expenses.

Note 21—Derivative Instruments and Hedge Activities

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company records derivative assets and derivative liabilities on the Consolidated Statements of Financial Condition within accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively. The following tables present the fair value of the Company's derivative financial instruments and classification on the Consolidated Statements of Financial Condition as of December 31, 2022 and 2021:

	2022			2021		
		Fair Value			Fair Value	
	Notional Amount	Other Assets	Other Liabilities	Notional Amount	Other Assets	Other Liabilities
Derivatives designated as hedging instruments						
Interest rate swaps designated as cash flow hedges	$ 550,000	$ 47,249	$ —	$ 400,000	$ 4,140	$ —
Derivatives not designated as hedging instruments						
Other interest rate derivatives	545,346	18,093	(17,817)	439,876	9,235	(9,660)
Other credit derivatives	6,678	—	—	7,571	—	(5)
Total derivatives	$ 1,102,024	$ 65,342	$ (17,817)	$ 847,447	$ 13,375	$ (9,665)

Interest rate swaps designated as cash flow hedges— Cash flow hedges of interest payments associated with certain other borrowings had notional amounts totaling $550.0 million and $400.0 million as of December 31, 2022 and 2021, respectively. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value of the derivatives hedging instrument with the fair value of the designated hedged transactions. As of December 31, 2022, the cash flow hedges aggregating $550.0 million in notional amounts are comprised of of six forward starting pay fixed interest rate swaps totaling $400.0 million; two totaling $200.0 million are effective in March 2023; two totaling $100.0 million are effective in May 2023; one for $50.0 million is effective in June 2023; and one for $50.0 million is effective in September 2023. There are two hedges totaling $150.0 million that were already effective as of December 31, 2022.

Included in other comprehensive income is the remaining balance related to previously terminated interest rate swaps designated as cash flow hedges of $15,000 as of December 31, 2022 and $199,000 as of December 31, 2021. These are amortized over the original life of the cash flow hedge. Interest recorded on interest rate swaps was income of $1.0 million and expense of $148,000 during the years ended December 31, 2022 and 2021, respectively, and is reported as component of interest expense on deposits and other borrowings. At December 31, 2022, the Company estimates $15.2 million of the unrealized gain to be reclassified as an decrease to interest expense during the next 12 months.

The following table reflects the cash flow hedges as of December 31, 2022:

Notional amounts	$ 550,000
Derivative assets fair value	47,249
Derivative liabilities fair value	—
Weighted average maturity	4.2 years

The weighted average pay rates of the forward swaps are 1.33% and weighted average receive rates will be determined at the time the forward swaps become effective. The weighted average receive rates for the two effective hedges of $150.0 million are 4.12% as of December 31, 2022.

(Table dollars in thousands, except share and per share data)

Note 21—Derivative Instruments and Hedge Activities (continued)

The following table reflects the net gains (losses) recorded in accumulated other comprehensive income (loss) and the Consolidated Statements of Operations relating to the cash flow derivative instruments for the years ended December 31, 2022 and 2021:

	2022			2021		
	Amount of Gain Recognized in OCI	Amount of Gain Reclassified from OCI to Income as a Decrease to Interest Expense	Amount of Gain (Loss) Recognized in Other Non-Interest Income	Amount of Gain Recognized in OCI	Amount of Loss Reclassified from OCI to Income as an Increase to Interest Expense	Amount of Gain (Loss) Recognized in Other Non-Interest Income
Interest rate swaps	$ 43,977	$ 1,022	$ —	$ 4,140	$ (148)	$ —

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

Other interest rate derivatives—The total combined notional amount was $545.3 million as of December 31, 2022, with maturities ranging from January 2023 to July 2032. The fair values of the interest rate derivative agreements are reflected in other assets and other liabilities with corresponding gains or losses reflected in non-interest income. During the years ended December 31, 2022, 2021, and 2020, there were $2.0 million, $912,000, and $839,000 of transaction fees, respectively, included in other non-interest income, related to these derivative instruments.

These instruments are inherently subject to market risk and credit risk. Market risk is associated with changes in interest rates and credit risk relates to the Company's risk of loss when the counterparty to a derivative contract fails to perform according to the terms of the agreement. Market and credit risks are managed and monitored as part of the Company's overall asset-liability management process. The credit risk related to derivatives entered into with certain qualified borrowers is managed through the Company's loan underwriting process. The Company's loan underwriting process also approves the Bank's swap counterparty used to mirror the borrowers' swap. The Company has a bilateral agreement with each swap counterparty that provides that fluctuations in derivative values are to be fully collateralized with either cash or securities.

The following table reflects other interest rate derivatives as of December 31, 2022:

Notional amounts	$ 545,346
Derivative assets fair value	18,093
Derivative liabilities fair value	17,817
Weighted average pay rates	4.14%
Weighted average receive rates	5.88%
Weighted average maturity	5.4 years

Other credit derivatives—The Company has entered into risk participation agreements with counterparty banks to assume a portion of the credit risk related to borrower transactions. The credit risk related to these other credit derivatives is managed through the Company's loan underwriting process. The total notional amount was $6.7 million and $7.6 million as of December 31, 2022 and 2021, respectively. The fair value of the other credit derivatives are reflected in other liabilities with corresponding gains or losses reflected in non-interest income.

The Company has agreements with its derivative counterparties that contain a cross-default provision under which if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain derivative counterparties that contain a provision where if the Company fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations resulted in a net asset position.

(Table dollars in thousands, except share and per share data)

Note 21—Derivative Instruments and Hedge Activities (continued)

The following table reflects amounts included in non-interest income in the Consolidated Statements of Operations relating to derivative instruments that are not designated in a hedging relationship for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Other interest rate derivatives	$ 702	$ 541	$ (420)
Other credit derivatives	5	12	(5)
Total	$ 707	$ 553	$ (425)

The Company records interest rate derivatives subject to master netting agreements at their gross value and does not offset derivative asset and liabilities on the Consolidated Statements of Financial Condition. The table below summarizes the Company's interest rate derivatives and offsetting positions as of December 31, 2022 and 2021:

	2022		2021	
	Derivative Assets Fair Value	Derivative Liabilities Fair Value	Derivative Assets Fair Value	Derivative Liabilities Fair Value
Gross amounts recognized	$ 65,342	$ (17,817)	$ 13,375	$ (9,665)
Less: Amounts offset in the Consolidated Statements of Financial Condition	—	—	—	—
Net amount presented in the Consolidated Statements of Financial Condition	$ 65,342	$ (17,817)	$ 13,375	$ (9,665)
Gross amounts not offset in the Consolidated Statements of Financial Condition				
Offsetting derivative positions	(43)	43	(3,253)	3,253
Collateral posted/(received)	(64,370)	—	(10,122)	6,412
Net credit exposure	$ 929	$ (17,774)	$ —	$ —

As of December 31, 2022, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $17.8 million. If the Company had breached any of these provisions at December 31, 2022, it could have been required to settle its obligations under the agreements at their termination value less offsetting positions of $43,000. For purposes of this disclosure, the amount of posted collateral by the Company and by counterparties is limited to the amount offsetting the derivative asset and derivative liability.

Note 22—Parent Company Only Condensed Financial Statements

The following represents the condensed financial statements of Byline Bancorp, Inc., the Parent Company:

Statements of Financial Condition
Parent Company Only

	As of December 31,	
	2022	2021
ASSETS		
Cash	$ 25,275	$ 57,614
Investment in banking subsidiary	835,538	877,900
Equity securities, at fair value	—	1,986
Other assets	16,924	10,039
Total assets	$ 877,737	$ 947,539
LIABILITIES AND STOCKHOLDERS' EQUITY		
Line of credit	$ —	$ —
Subordinated notes, net	73,691	73,517
Junior subordinated debentures issued to capital trusts, net	37,338	36,906
Accrued expenses and other liabilities	892	734
Stockholders' equity	765,816	836,382
Total liabilities and stockholders' equity	$ 877,737	$ 947,539

(Table dollars in thousands, except share and per share data)

Note 22—Parent Company Only Condensed Financial Statements (continued)

Statements of Operations
Parent Company Only

	Years ended December 31, 2022	2021	2020
INCOME			
Dividends from subsidiary	$ 24,000	$ 24,000	$ 7,500
Other interest and dividend income	(139)	—	—
Change in fair value of equity securities, net	—	110	—
Other noninterest income	5	—	(112)
Total income	23,866	24,110	7,388
EXPENSES			
Interest expense	7,149	6,412	4,341
Other noninterest expense	3,045	1,814	1,453
Total expenses	10,194	8,226	5,794
Income before provision for income taxes and equity in undistributed income of subsidiary	13,672	15,884	1,594
Benefit for income taxes	(2,633)	(2,022)	(1,645)
Income before equity in undistributed income of subsidiary	16,305	17,906	3,239
Equity in undistributed income of subsidiary	71,649	74,879	34,228
Net income	$ 87,954	$ 92,785	$ 37,467

Statements of Cash Flows
Parent Company Only

	Years ended December 31, 2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 87,954	$ 92,785	$ 37,467
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed income of subsidiary	(71,649)	(74,879)	(34,228)
Share-based compensation expense	5,334	4,018	2,579
Change in fair value of equity securities, net	—	(110)	—
Amortization of subordinated debt issuance cost	174	175	84
Loss on redemption of junior subordinated debentures	—	—	112
Accretion of junior subordinated debentures discount	432	455	505
Changes in other assets and other liabilities	(14,531)	(6,974)	(4,312)
Net cash provided by operating activities	7,714	15,470	2,207
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities available-for-sale	(250)	(1,876)	—
Net cash paid in acquisition of business	—	—	—
Net cash used in investing activities	(250)	(1,876)	—
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from revolving line of credit	—	—	15,000
Repayments of revolving line of credit	—	—	(15,000)
Repayments of junior subordinated debentures	—	—	(1,500)
Dividends paid on preferred stock	(196)	(783)	(783)
Dividends paid on common stock	(13,401)	(11,269)	(5,711)
Proceeds from subordinated notes	—	—	73,258
Proceeds from issuance of common stock, net	1,506	2,140	3,626
Repurchase of preferred stock	(10,438)	—	—
Repurchase of common stock	(17,274)	(28,867)	(1,668)
Net cash provided by (used in) financing activities	(39,803)	(38,779)	67,222
NET CHANGE IN CASH AND CASH EQUIVALENTS	(32,339)	(25,185)	69,429
CASH AND CASH EQUIVALENTS, beginning of period	57,614	82,799	13,370
CASH AND CASH EQUIVALENTS, end of period	$ 25,275	$ 57,614	$ 82,799

(Table dollars in thousands, except share and per share data)

Note 23—Earnings per Share

A reconciliation of the numerators and denominators for earnings per common share computations is presented below. Incremental shares represent outstanding stock options for which the exercise price is less than the average market price of the Company's common stock during the periods presented. Options to purchase 930,852, 1,507,745, and 1,624,209 shares of common stock were outstanding as of December 31, 2022, 2021, and 2020, respectively. There were 581,337, 542,520, and 383,539 restricted stock awards outstanding at December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, there were no stock options outstanding excluded from the calculation of diluted earnings per common share for anti-dilutive purposes. At December 31, 2020, there were 50,000 stock options outstanding which were excluded from the calculation of diluted earnings per common share as their effect would have been anti-dilutive. There were no non-vested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents as of December 31, 2022, 2021 or 2020.

	Years ended December 31,		
	2022	2021	2020
Net income	$ 87,954	$ 92,785	$ 37,467
Less: Dividends on preferred shares	196	783	783
Net income available to common stockholders	$ 87,758	$ 92,002	$ 36,684
Weighted-average common stock outstanding:			
Weighted-average common stock outstanding (basic)	36,972,972	37,609,723	38,031,250
Incremental shares	503,148	759,344	281,358
Weighted-average common stock outstanding (dilutive)	37,476,120	38,369,067	38,312,608
Basic earnings per common share	$ 2.37	$ 2.45	$ 0.96
Diluted earnings per common share	$ 2.34	$ 2.40	$ 0.96

Note 24—Stockholders' Equity

A summary of the Company's preferred and common stock at December 31, 2022 and 2021 is as follows:

	2022	2021
Preferred stock		
Par value per share	$ 0.01	$ 0.01
Shares authorized	25,000,000	25,000,000
Shares issued	—	10,438
Shares outstanding	—	10,438
Common stock, voting		
Par value	$ 0.01	$ 0.01
Shares authorized	150,000,000	150,000,000
Shares issued	39,518,702	39,203,747
Shares outstanding	37,492,775	37,713,903
Treasury shares	2,025,927	1,489,844

During 2016, the Company authorized and issued Series B 7.50% fixed-to-floating non-voting, noncumulative perpetual preferred stock with a liquidation preference of $1,000 per share, plus the amount of unpaid dividends, if any, which was redeemable at the Company's option on or after March 31, 2022. Holders of Series B Preferred Stock do not have any rights to convert such stock into shares of any other class of capital stock of the Company. Holders of Series B Preferred Stock were entitled to receive a fixed dividend of 7.50% per annum from the original issue date through December 30, 2021.

On February 15, 2022, the Company gave notice of its intention to redeem all of its outstanding shares of the Series B Preferred Stock (the "Preferred Stock Redemption"). The Preferred Stock Redemption was in accordance with the terms of the Certificate of Designations of the Series B Preferred Stock dated as of June 16, 2017 (the "Certificate of Designation"). On March 31, 2022, the Company redeemed all 10,438 outstanding shares of Series B Preferred Stock. Under the Certificate of Designations, the per share redemption price was the liquidation preference of $1,000 per share plus an amount equal to any declared and unpaid dividends thereon for any prior dividend period and totaled $10.6 million.

For the years ended December 31, 2022, and 2021 the Company declared and paid dividends on the Series B Preferred Stock of $196,000 and $783,000, respectively.

Note 24—Stockholders' Equity (continued)

Total cash dividends declared and paid on the Company's common stock during the years ended December 31, 2022, 2021 and 2020 were: $13.5 million, or $0.36 per share, $11.4 million, or $0.30 per share, and $4.6 million, or $0.12 per share, respectively.

On December 10, 2020, we announced that our Board of Directors approved a stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of the Company's outstanding common stock, and on July 27, 2021, the Company's Board of Directors authorized an expansion of the stock repurchase program. Under the extended program, the Company was authorized to repurchase an additional 1,250,000 shares of the Company's outstanding common stock.

The Company purchased 689,068 shares at a cost of $17.3 million under the stock repurchase program during the year ended December 31, 2022. The Company purchased 1,331,708 shares at a cost of $28.9 million under this program during the year ended December 31, 2021. Repurchased shares are recorded as treasury shares on the trade date using the treasury stock method, and the cash paid is recorded as treasury stock. Treasury stock acquired is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statement of Financial Condition.

On December 12, 2022, we announced that our Board of Directors approved a new stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of the Company's outstanding common stock. The program will be in effect from January 1, 2023 until December 31, 2023 unless terminated earlier. The shares may, at the discretion of management, be repurchased from time to time in open market purchases as market conditions warrant or in privately negotiated transactions. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase program will be determined by the Company at its discretion and will depend on a number of factors, including the market price of the Company's stock, general market and economic conditions and applicable legal requirements. The shares authorized to be repurchased represent approximately 3.3% of the Company's outstanding common stock at December 31, 2022.

On November 1, 2019, we announced that our Board of Directors approved a stock repurchase program authorizing the purchase of up to an aggregate of 1,250,000 shares of the Company's outstanding common stock. Under this stock repurchase program that terminated on December 31, 2020, the Company purchased 118,486 shares of the 1,250,000 total shares authorized for repurchase under that program at a cost of $1.7 million during the year ended December 31, 2020.

On January 24, 2023, the Company's Board of Directors declared a cash dividend of $0.09 per share payable on February 21, 2023, to stockholders of record of the Company's common stock as of February 7, 2023.

Note 25—Consolidated Statements of Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarized the change in accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020:

(dollars in thousands)	Unrealized Gains (Losses) on Cash Flow Hedges		Unrealized Gains (Losses) on Available-for-Sale Securities		Total Accumulated Other Comprehensive Income (Loss)	
Balance, January 1, 2020	$	(366)	$	(334)	$	(700)
Other comprehensive income, net of tax		61		18,686		18,747
Balance, December 31, 2020		(305)		18,352		18,047
Other comprehensive income (loss), net of tax		3,122		(29,471)		(26,349)
Balance, December 31, 2021		2,817		(11,119)		(8,302)
Other comprehensive income (loss), net of tax		31,498		(140,746)		(109,248)
Balance, December 31, 2022	$	34,315	$	(151,865)	$	(117,550)

Note 26—Selected Quarterly Financial Data (unaudited)

On December 31, 2022, the Company adopted CECL and applied it retrospectively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Adoption of CECL includes both a $10.1 million retroactive equity adjustment to January 1, 2022 (Day 1) and a $1.7 million fourth quarter adjustment to earnings (net of tax) to account for the difference in provision for credit losses between CECL and the incurred loss methodology for the first three quarters of 2022. Results for reporting periods beginning after September 30, 2022 are presented under the new standard, while prior quarters previously reported are recast as if the new standard had been applied since January 1, 2022. The following table presents select financial data for the first three quarters of 2022 as reported and recast, and for the fourth quarter 2022 as reported.

| | For the year ended December 31, 2022 | | | | | | | | | |
| | First Quarter | | | Second Quarter | | | Third Quarter | | | Fourth Quarter |
	As Reported	Adjustment	Recast	As Reported	Adjustment	Recast	As Reported	Adjustment	Recast	As Reported
Interest and dividend income	$ 61,818	$ (405)	$ 61,413	$ 66,546	$ 133	$ 66,679	$ 79,903	$ (240)	$ 79,663	$ 93,804
Interest expense	3,082	—	3,082	4,919	—	4,919	11,028	—	11,028	17,200
Net interest income	58,736	(405)	58,331	61,627	133	61,760	68,875	(240)	68,635	76,604
Provision/(recapture) for credit losses	4,995	1,564	6,559	5,908	(1,622)	4,286	4,176	3,032	7,208	5,826
Net interest income after provision/(recapture) for credit losses	53,741	(1,969)	51,772	55,719	1,755	57,474	64,699	(3,272)	61,427	70,778
Non-interest income	19,426	117	19,543	14,161	112	14,273	11,992	51	12,043	11,455
Non-interest expense	44,555	(599)	43,956	43,773	(188)	43,585	46,178	(137)	46,041	50,500
Income before provision for income taxes	28,612	(1,253)	27,359	26,107	2,055	28,162	30,513	(3,084)	27,429	31,733
Provision for income taxes	6,301	(340)	5,961	5,824	558	6,382	7,857	(837)	7,020	7,366
Net income	22,311	(913)	21,398	20,283	1,497	21,780	22,656	(2,247)	20,409	24,367
Dividends on preferred shares	196	—	196	—	—	—	—	—	—	—
Income available to common stockholders	$ 22,115	$ (913)	$ 21,202	$ 20,283	$ 1,497	$ 21,780	$ 22,656	$ (2,247)	$ 20,409	$ 24,367
Basic earnings per common share	$ 0.60	$ (0.03)	$ 0.57	$ 0.55	$ 0.04	$ 0.59	$ 0.61	$ (0.06)	$ 0.55	$ 0.66
Diluted earnings per common share	$ 0.58	$ (0.02)	$ 0.56	$ 0.54	$ 0.04	$ 0.58	$ 0.61	$ (0.06)	$ 0.55	$ 0.65

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

<u>Evaluation of disclosure controls and procedures</u>. The Company's management, including our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to the Company's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

<u>Management's annual report on internal control over financial reporting</u>. Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. This assessment was based on criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and our Chief Financial Officer have determined that the Company maintained effective internal control over financial reporting as of December 31, 2022, based on the specified criteria.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Moss Adams LLP, an independent registered public accounting firm that audited the Consolidated Financial Statements of the Company included in this Annual Report, has issued an audit opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 is included in Item 15 - Financial Statements under the heading "Reporting of Independent Registered Public Accounting Firm on Internal Controls Over Financial Reporting".

<u>Changes in internal control over financial reporting.</u> There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers. The information concerning our Directors and Executive Officers required by this item will be included in and is incorporated herein by reference from our definitive proxy statement for our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission (the "SEC") no later than 120 days after the end of our fiscal year.

Delinquent Section 16(a) Reports. The information concerning the filing of any delinquent reports by our Directors and Executive Officers pursuant to the requirements of Section 16(a) of the Exchange Act required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Code of Business Conduct and Ethics. Our Board of Directors has adopted a code of business conduct and ethics (the "Code of Ethics") that applies to all of our Directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions. A copy of the Code of Ethics is available without charge upon written request to Corporate Secretary, Byline Bancorp, Inc., 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601 and is also posted on our website at www.bylinebancorp.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our Executive Officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

Stockholder Nominating Procedures: The information concerning procedures as to how stockholders can nominate directors for election at a stockholder meeting required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Audit Committee: The information regarding our Audit Committee and Audit Committee Financial Expert required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Item 11. Executive Compensation.

The information concerning the compensation paid to our Executive Officers and Directors required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

The information regarding the payments payable to our Executive Officers in the event of a change in control of the Company will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

The information concerning any Compensation Committee interlocks required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

The Report of the Compensation Committee required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information concerning the ownership of shares of our common stock by certain beneficial owners and management required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

The following table sets forth information as of December 31, 2022, regarding our equity compensation plans that provide for the award of equity securities or the grant of options to purchase equity securities of the Company to employees and directors of Byline and its subsidiaries:

Plan Category	(A) Number of Securities to be issued upon exercise of outstanding options or vesting of outstanding restricted stock grants	(B) Weighted average exercise price of outstanding options	(C) Number of Securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A)
Equity compensation plans approved by stockholders			
2017 Omnibus Incentive Compensation Plan	581,337	N/A	416,065
Equity compensation plans not approved by stockholders			
Byline Bancorp Equity Incentive Plan	768,564	$ 11.31	—
First Evanston Option Exchange	162,288	$ 11.66	—
Total	1,512,189		416,065

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information concerning certain relationships and related party transactions, our policy regarding the review and approval of related party transactions and our Directors' independence required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

Item 14. Principal Accounting Fees and Services.

The information concerning the services provided by and the fees paid to our independent registered public accounting firm, Moss Adams LLP, required by this item will be included in and is incorporated herein by reference from the 2023 Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   (1)   Financial Statements

See Index to Consolidated Financial Statements on page 63

(2)   Financial Statement Schedules

All financial statement schedules are omitted because they are either not applicable or not required, or because the required information is included in the Consolidated Financial Statements or the Notes thereto included in Part II, Item 8.

(3)   Exhibits

See (b) below

(b)   Exhibits

The exhibits filed as part of this report and exhibits incorporated by reference to other documents are as follows:

EXHIBIT

Number	Description
3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference)
3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference)
3.3	Certificate of Designations of 7.50% Fixed-to-Floating Noncumulative Perpetual Preferred Stock, Series B (filed as Exhibit 3.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference)
3.4	Certificate of Elimination of 7.50% Fixed-to-Floating Noncumulative Perpetual Preferred Stock Series B (filed as Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-38139) filed on August 4, 2022 and incorporated herein by reference)
4.1	Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
4.2	Description of the Company's Securities Registered Under Section 12 of the Securities Act of 1934
10.1	Employment Agreement with Alberto J. Paracchini (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference) †
10.2	Employment Agreement with Roberto R. Herencia (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38139) filed on February 22, 2021 and incorporated herein by reference)†
10.3	Employment Agreement with Thomas Abraham, (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38139) filed on April 20, 2021 and incorporated herein by reference) †
10.4	Byline Bancorp Equity Incentive Plan (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference) †
10.5	Form of Byline Bancorp Equity Incentive Plan Stock Option Agreement (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (File No. 333-218362) filed on June 19, 2017 and incorporated herein by reference)†
10.6	Byline Bancorp, Inc. 2017 Omnibus Incentive Compensation Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-219143) filed on July 3, 2017 and incorporated herein by reference) †
10.7	Byline Bancorp, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-219143) filed on July 3, 2017 and incorporated herein by reference)†

10.8	First Evanston Bancorp, Inc. Stock Incentive Plan (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-222935) filed on June 5, 2018 and incorporated herein by reference)†
10.9	Form of Byline Bancorp, Inc. 2017 Omnibus Incentive Compensation Plan Restricted Share Award Agreement (Performance Based Vesting) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38139) filed on August 13, 2018 and incorporated herein by reference)†
10.10	Form of Byline Bancorp, Inc. 2017 Omnibus Incentive Compensation Plan Restricted Share Award Agreement (Performance Based Vesting)(filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K (File No. 001-38139) filed on March 4, 2021 and incorporated herein by reference)†
10.11	Change in Control Severance Agreement with Brogan Ptacin dated as of August 7, 2018 (file as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38139) filed on August 10, 2020 and incorporated herein by reference)†
10.12	First Amended and Restated Revolving Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38139) filed on October 15, 2020 and incorporated herein by reference)
10.13	First Amendment to First Amended and Restated Revolving Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38139) filed on October 13, 2021 and incorporated herein by reference)
10.14	Second Amendment to the First Amended and Restated Revolving Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38139) filed on October 14, 2022 and incorporated herein by reference)
21.1	Subsidiaries of Byline Bancorp, Inc.
23.1	Consent of Moss Adams LLP
24.1	Power of Attorney (included on signature page hereto)
31.1	Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002
32.1(a)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Statements of Financial Condition; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Changes in Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements
104	Cover Page Interactive Date File – the cover page XBRL taxes are embedded within the Inline XBRL document

† Indicates a management contract or compensatory plan.
(a) This exhibit shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 16. Form 10-K Summary.

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

BYLINE BANCORP, INC.

Date: March 6, 2023

By: /s/ Roberto R. Herencia
Roberto R. Herencia
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roberto R. Herencia and Thomas J. Bell III, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full and several powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Roberto R. Herencia **Roberto R. Herencia**	Director (executive Chairman) and Chief Executive Officer (principal executive officer)	March 6, 2023
/s/ Thomas J. Bell III **Thomas J. Bell III**	Executive Vice President and Chief Financial Officer (principal financial officer)	March 6, 2023
/s/ Maria Sherylle A. Olano **Maria Sherylle A. Olano**	Senior Vice President and Chief Accounting Officer (principal accounting officer)	March 6, 2023
/s/ Alberto J. Paracchini **Alberto J. Paracchini**	Director and President	March 6, 2023
/s/ Phillip R. Cabrera **Phillip R. Cabrera**	Director	March 6, 2023
/s/ Mary Jo S. Herseth **Mary Jo S. Herseth**	Director	March 6, 2023
/s/ Steven P. Kent **Steven P. Kent**	Director	March 6, 2023
/s/ William G. Kistner **William G. Kistner**	Director	March 6, 2023
/s/ Antonio del Valle Perochena **Antonio del Valle Perochena**	Director	March 6, 2023
/s/ Margarita Hugues Vélez **Margarita Hugues Vélez**	Director	March 6, 2023

EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Our common stock is the only class of our securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and our Amended and Restated Bylaws (the "Bylaws"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

General

Our authorized common stock consists of 150,000,000 shares, $0.01 par value per share. As of December 31, 2022, there were 39,518,702 shares of our common stock issued and 37,492,775 shares of our common stock outstanding. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Subject to the rights and preferences granted to holders of our preferred stock then outstanding, and except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by us with respect to such meetings.

Dividends. Holders of our common stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of common stock shall only be entitled to receive shares of common stock. The ability of our board of directors to declare and pay dividends on our common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by Byline Bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from Byline Bank.

Voting rights. Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Liquidation rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including, but not limited to, the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against our

subsidiary.

EXHIBIT 4.2

Preemptive and other rights. Holders of our common stock are not entitled to any preemptive, subscription or redemption rights, and no sinking fund will be applicable to our common stock.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law (the "DGCL") does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Anti-Takeover Provisions in our Certificate of Incorporation and Bylaws

Business Combination Statute. We have elected to opt out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Federal banking law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any "bank holding company" to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any "company" (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual or a qualified family partnership, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

Requirements for advance notification of stockholder nominations and proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder proposal must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our Bylaws.

Limits on written consents. Our Certificate of Incorporation provides that any action to be taken by the stockholders that the stockholders are required or permitted to take must be effected at a duly

EXHIBIT 4.2

called annual or special meeting of stockholders. Our stockholders are not permitted to take action by written consent.

Limits on special meetings. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairperson of the board of directors, (iii) our Chief Executive Officer, (iv) our President or (v) our Executive Vice President.

Amending our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation may be amended or altered in any manner provided by the DGCL. Our Bylaws may be adopted, amended, altered or repealed by stockholders only upon the affirmative vote of holders of a majority of the shares of our common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Additionally, our Certificate of Incorporation provides that our Bylaws may be amended, altered or repealed by our board of directors by a majority vote.

Sole and Exclusive Forum

Our Bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. However, the exclusive forum clause described above shall not apply to suits brought to enforce a duty or liability created by federal law, including the Exchange Act and the Securities Act, for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

Indemnification and Limitation of Liability

Our Bylaws provide generally that we will indemnify and hold harmless, to the full extent permitted by law, our directors, officers, employees and agents, as well as other persons who have served as our directors, officers, employees or agents and other persons who serve or have served at our request at another corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise in connection with any actual or threatened action, suit or proceeding, subject to limited exceptions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Our Certificate of Incorporation limits, to the full extent permitted by law, the personal liability of our directors in actions brought on our behalf or on behalf of our stockholders for monetary damages as a result of a director's breach of fiduciary duty while acting in a capacity as a director. Our

EXHIBIT 4.2

Certificate of Incorporation does not eliminate or limit our right or the right of our stockholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

Our common stock is listed on the NYSE under the symbol "BY".

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Exhibit 21.1

Subsidiaries of Byline Bancorp, Inc.
(as of December 31, 2022)

Subsidiary	Jurisdiction of Incorporation/Organization/Charter
Byline Bank	Illinois
Subsidiaries of Byline Bank:	
Lily Pond LLC (Series LLC)	Illinois
Lily Pond R Series, LLC	Illinois
Lily Pond V Series, LLC	Illinois
Lily Pond C Series, LLC	Illinois
Lily Pond T Series, LLC	Illinois
BFG CORPORATION d/b/a Byline Financial Group	Illinois
BORE Investments, LLC	Illinois
Franklin and Lake, LLC	Illinois
7751-7773 West Lake St. Building Association	Illinois
Metropolitan Statutory Trust 1	Connecticut
First Evanston Bancorp Trust I	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268793) and Form S-8 (No. 333-222935 and No. 333-219143) of Byline Bancorp, Inc. and Subsidiaries (the "Company"), of our report dated March 6, 2023, relating to the consolidated financial statements and schedules of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in the method of accounting for credit losses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

/s/ Moss Adams LLP
Portland, Oregon
March 6, 2023

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934
and Section 302 of the Sarbanes-Oxley Act of 2002

I, Roberto R. Herencia, certify that:

1.   I have reviewed this Annual Report on Form 10-K (the "Report") of Byline Bancorp, Inc. (the "Registrant"):

2.   Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 6, 2023

/s/ Roberto R. Herencia
Roberto R. Herencia
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934
and Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas J. Bell III, certify that:

1.   I have reviewed this Annual Report on Form 10-K (the "Report") of Byline Bancorp, Inc. (the "Registrant"):

2.   Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report, based on such evaluation; and

    d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 6, 2023

/s/ Thomas J. Bell III
Thomas J. Bell III
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Byline Bancorp, Inc. (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chief Executive Officer and Chief Financial Officer of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/   Roberto R. Herencia
      Roberto R. Herencia
      Chief Executive Officer
      (Principal Executive Officer)
      March 6, 2023

/s/   Thomas J. Bell III
      Thomas J. Bell III
      Executive Vice President & Chief Financial Officer
      (Principal Financial Officer)
      March 6, 2023

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